UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2018

PLDT INC.

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):     Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

PLDT
PLDT INC.
(Registrant)

By:	/s/ Ma. Lourdes C. Rausa-Chan
Name:	Ma. Lourdes C. Rausa-Chan
Title:	Corporate Secretary

Date: 11/08/2018

SEC Number	PW-55
File Number

PLDT Inc.

(Company’s Full Name)

Ramon Cojuangco Building

Makati Avenue, Makati City

(Company’s Address)

(632) 816-8556

(Telephone Number)

Not Applicable

(Fiscal Year Ending)

(month & day)

SEC Form 17-Q

Form Type

Not Applicable

Amendment Designation (if applicable)

September 30, 2018

Period Ended Date

Not Applicable

(Secondary License Type and File Number)

November 8, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.
Director – Markets and Securities Regulations Dept.

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.2, we submit herewith two (2) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the nine months (9) months ended September 30, 2018.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C	.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License Type, If Applicable
1	7	-	Q	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
jacabal@pldt.com.ph	(02) 816-8534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,667 as at September 30, 2018	Every 2nd Tuesday in June	December 31

CONTACT PERSON INFORMATION

The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
June Cheryl A. Cabal-Revilla	jacabal@pldt.com.ph	(02) 816-8534

Contact Person’s Address
11/F Ramon Cojuangco Bldg. Makati Ave., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”) AND

SRC 17 (2) (b) THEREUNDER

1.	For the quarterly period ended	September 30, 2018

2.	SEC Identification Number	PW-55

3.	BIR Tax Identification No.	000-488-793

4.	PLDT Inc.
Exact name of registrant as specified in its charter

5.	Republic of the Philippines
Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:	(SEC Use Only)

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721
	Address of registrant’s principal office	Postal Code

8.	(632) 816-8556
Registrant’s telephone number, including area code

9.	Not Applicable
Former name, former address, and former fiscal year, if changed since last report

10.	Securities registered pursuant to Sections 8 of the SRC

	Title of Each Class	Number of Shares of Common Stock Outstanding
	Common Capital Stock, Php5 par value	216,055,775 shares as at September 30, 2018

11.	Are any or all of these securities listed on the Philippine Stock Exchange?

	Yes [ X ]	No [ ]

12.	Check whether the registrant

(a)

has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports):

	Yes [ X ]	No [ ]

(b)	has been subject to such filing requirements for the past 90 days.

	Yes [ X ]	No [ ]

PART I – FINANCIAL INFORMATION

Item 1.	Consolidated Financial Statements

Our consolidated financial statements as at September 30, 2018 (unaudited) and December 31, 2017 (audited) and for the nine months ended September30, 2018 and 2017 (unaudited) and related notes (pages F-1 to F-151) are filed as part of this report on Form 17-Q.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean PLDT Inc. and its consolidated subsidiaries, and references to “PLDT” mean PLDT Inc., not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes.  Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos.  Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php54.10 to US$1.00, the exchange rate as at September 30, 2018 quoted through the Bankers Association of the Philippines.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement.  We have chosen these assumptions or bases in good faith.  These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control.  In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance.  Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors.  When considering forward-looking statements, you should keep in mind the description of risks and other cautionary statements in this report.  You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it.  New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us.  We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof.  In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

Financial Highlights and Key Performance Indicators

	Nine months ended September 30,		Increase (Decrease)
	2018	2017	Amount	%
(amounts in million Php, except for EBITDA margin, earnings per common share)
Consolidated Income Statement
Revenues	123,151	119,066	4,085	3
Expenses	101,593	96,495	5,098	5
Other income (expenses)	(309)	5,307	(5,616)	(106)
Income before income tax	21,249	27,878	(6,629)	(24)
Net income	16,326	21,942	(5,616)	(26)
Core income	18,895	23,189	(4,294)	(19)
EBITDA	49,699	49,129	570	1
EBITDA margin(1)	43%	43%	—	—
Reported earnings per common share:
Basic	75.09	101.06	(25.97)	(26)
Diluted	75.09	101.06	(25.97)	(26)
Core earnings per common share(2):
Basic	87.25	107.12	(19.87)	(19)
Diluted	87.25	107.12	(19.87)	(19)

	September 30,	December 31,	Increase (Decrease)
	2018	2017	Amount	%
(amounts in million Php, except for net debt to equity ratio)
Consolidated Statements of Financial Position
Total assets	470,841	459,444	11,397	2
Property and equipment	194,748	186,907	7,841	4
Cash and cash equivalents and short-term investments	50,052	33,979	16,073	47
Total equity attributable to equity holders of PLDT	109,478	106,842	2,636	2
Long-term debt, including current portion	179,223	172,611	6,612	4
Net debt(3) to equity ratio	1.18x	1.30x	—	—

	Nine months ended September 30,		Change
	2018	2017	Amount	%
(amounts in million Php, except for operational data)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	42,622	27,355	15,267	56
Net cash used in investing activities	(17,988)	(4,843)	(13,145)	(271)
Payment for purchase of property and equipment, including capitalized interest	40,484	10,993	29,491	268
Net cash used in financing activities	(14,038)	(36,247)	22,209	61
Operational Data
Number of mobile subscribers	58,034,007	58,218,034	(184,027)	—
Prepaid(4)	55,627,968	55,651,398	(23,430)	—
Postpaid	2,406,039	2,566,636	(160,597)	(6)
Number of broadband subscribers	2,054,225	1,903,412	150,813	8
Fixed Line broadband	1,859,210	1,651,515	207,695	13
Fixed Wireless broadband	195,015	251,897	(56,882)	(23)
Number of fixed line subscribers	2,778,274	2,614,248	164,026	6
Number of employees:	16,978	17,567	(589)	(3)
Fixed Line	10,264	10,629	(365)	(3)
LEC	8,091	6,803	1,288	19
Others	2,173	3,826	(1,653)	(43)
Wireless	6,014	6,938	(924)	(13)
Others(5)	700	—	700	—

(1)	EBITDA margin for the period is measured as EBITDA divided by service revenues.
(2)	Core earnings per common share, or EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.
(3)	Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion).

(4)	Beginning 2Q2017, the prepaid subscriber base excludes subscribers who did not reload within 90 days vis-à-vis 120 days previous cut-off.
(5)	Includes Voyager headcount resulting from the transfer of Voyager Innovations Holdings Pte. Ltd., or VIH, from Smart to PLDT Communications and Energy Ventures, Inc., or PCEV, in April 2018.

Exchange Rates – per US$	Month end rates	Weighted average rates during the year
September 30, 2018	54.10	52.50
December 31, 2017	49.96	50.41
September 30, 2017	50.83	50.24
December 31, 2016	49.77	47.48

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance.  These are summarized below and discussed later in this report.

EBITDA

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income – net.  EBITDA is monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector.  We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements.  Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS.  EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS.  Unlike net income, EBITDA does not include depreciation and amortization, and financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital.  We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data.  We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA.  Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.  The core income results are monitored by management for each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Also, core income is used by management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees.  Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance.  Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses.  We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance.  Such PFRS-based measurements include income before income tax and net income.  Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Overview

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multimedia services nationwide.  We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance:

•

Wireless — mobile telecommunications services provided by Smart Communications, Inc., or Smart, and Digitel Mobile Philippines, Inc., or DMPI, our mobile service providers; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global Corporation, or PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line — fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., Bonifacio Communications Corporation, PLDT Global and certain subsidiaries and Digitel, all of which together account for approximately 4% of our consolidated fixed line subscribers; data center, cloud, big data, managed security services, managed IT services and resellership provided by ePLDT, Inc., or ePLDT, IP Converge Data Services, Inc., or IPCDSI, and subsidiary, or IPCDSI Group, ABM Global Solutions, Inc., or AGS, and its subsidiaries, or AGS Group, Curo Teknika, Inc. and ePDS, Inc., or ePDS; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation provided by Talas Data Intelligence, Inc., or Talas; distribution of Filipino channels and content by Pilipinas Global Network Limited and its subsidiaries; and

•

Others — Voyager Innovations, Inc., or Voyager, and certain subsidiaries, our mobile applications and digital platforms developers and mobile financial services provider; PCEV, PLDT Global Investment Holdings, Inc., Mabuhay Investments Corporation, PLDT Global Investments Corporation, or PGIC, PLDT Digital Investments Pte. Ltd., or PLDT Digital, and its subsidiaries, our investment companies.

As at September 30, 2018, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others.

Management’s Financial Review

In addition to consolidated net income, we use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated net income to our consolidated EBITDA and our consolidated core income for the nine months ended September 30, 2018 and 2017 are set forth below.

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the nine months ended September 30, 2018 and 2017:

	2018	2017
	(amounts in million Php)
Consolidated net income	16,326	21,942
Add (deduct) adjustments:
Depreciation and amortization	27,500	25,547
Financing costs – net	5,292	5,628
Provision for income tax	4,923	5,936
Foreign exchange losses – net	891	787
Amortization of intangible assets	641	622
Impairment of investments	60	778
Noncurrent asset impairment	—	389
Equity share in net earnings of associates and joint ventures	(199)	(2,734)
Gains on derivative financial instruments – net	(1,053)	(650)
Interest income	(1,396)	(1,023)
Other income – net	(3,286)	(8,093)
Total adjustments	33,373	27,187
Consolidated EBITDA	49,699	49,129

The following table shows the reconciliation of our consolidated net income to our consolidated core income for the nine months ended September 30, 2018 and 2017:

	2018	2017
	(amounts in million Php)
Consolidated net income	16,326	21,942
Add (deduct) adjustments:
Depreciation due to shortened life of property and equipment	4,511	—
Foreign exchange losses – net	891	787
Investment written-off	362	—
Impairment of investments	60	778
Core income adjustment on equity share in net losses of associates and joint ventures	45	66
Noncurrent asset impairment	—	389
Net income attributable to noncontrolling interests	(57)	(64)
Unrealized gain in fair value of Rocket Internet investment	(1,089)	—
Gains on derivative financial instruments – net, excluding hedge costs	(1,091)	(818)
Net tax effect of aforementioned adjustments	(1,063)	109
Total adjustments	2,569	1,247
Consolidated core income	18,895	23,189

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expense), income (loss) before income tax, provision for income tax, net income (loss)/segment profit (loss), EBITDA, EBITDA margin and core income for the nine months ended September 30, 2018 and 2017.  In each of the nine months ended September 30, 2018 and 2017, majority of our revenues are derived from our operations within the Philippines.  Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

In 2017, we changed the presentation of our expenses by combining certain line items to simplify our reporting while maintaining the same level of information.

	Wireless	Fixed Line	Others	Inter-segment Transactions	Consolidated
	(amounts in million Php, except for EBITDA margin)
For the nine months ended September 30, 2018
Revenues	67,675	63,336	610	(8,470)	123,151
Expenses	58,558	50,720	1,957	(9,642)	101,593
Other income (expenses)	(586)	(960)	2,791	(1,554)	(309)
Income (loss) before income tax	8,531	11,656	1,444	(382)	21,249
Provision for income tax	2,221	2,483	219	—	4,923
Net income (loss)/Segment profit (loss)	6,310	9,173	1,225	(382)	16,326
EBITDA	25,433	24,320	(1,226)	1,172	49,699
EBITDA margin(1)	41%	40%	-210%	—	43%
Core income	9,514	8,982	781	(382)	18,895

For the nine months ended September 30, 2017
Revenues	70,271	58,075	8	(9,288)	119,066
Expenses	61,372	45,550	43	(10,470)	96,495
Other income (expenses)	(1,250)	(1,180)	9,158	(1,421)	5,307
Income (loss) before income tax	7,649	11,345	9,123	(239)	27,878
Provision for income tax	2,751	3,099	86	—	5,936
Net income (loss)/Segment profit (loss)	4,898	8,246	9,037	(239)	21,942
EBITDA	25,623	22,359	(35)	1,182	49,129
EBITDA margin(1)	38%	40%	-438%	—	43%
Core income	5,757	7,810	9,861	(239)	23,189

Increase (Decrease)
Revenues	(2,596)	5,261	602	818	4,085
Expenses	(2,814)	5,170	1,914	828	5,098
Other income (expenses)	664	220	(6,367)	(133)	(5,616)
Income (loss) before income tax	882	311	(7,679)	(143)	(6,629)
Provision for income tax	(530)	(616)	133	—	(1,013)
Net income (loss)/Segment profit (loss)	1,412	927	(7,812)	(143)	(5,616)
EBITDA	(190)	1,961	(1,191)	(10)	570
Core income	3,757	1,172	(9,080)	(143)	(4,294)

(1)	EBITDA margin for the period is measured as EBITDA divided by service revenues.

In the first quarter of 2018, we adopted PFRS 15 using the modified retrospective approach. i.e. contracts that are not completed by January 1, 2018 are accounted as if they were recognized in accordance with the new standard from the very beginning.  The cumulative effect arising from the transition was recognized as an adjustment to the opening balance of the equity.

The following is the impact of PFRS 15 adoption in our profit and loss for the nine months ended September 30, 2018:

		PFRS 15 Impact
	PAS 18	Wireless	Fixed Line	PFRS 15
	(amounts in million Php)
Service revenues	117,741	(2,547)	(318)	114,876
Non-service revenues	5,995	2,115	165	8,275
Other income – interest income	1,088	200	108	1,396
Income before tax	21,564	(269)	(46)	21,249
Provision for income tax	5,018	(81)	(14)	4,923
Net income	16,546	(188)	(32)	16,326
EBITDA	50,321	(469)	(153)	49,699
EBITDA margin	43%	—	—	43%
Core income	19,115	(188)	(32)	18,895

On a Consolidated Basis

Revenues

We reported consolidated revenues of Php123,151 million for the nine months ended September 30, 2018, an increase of Php4,085 million, or 3%, as compared with Php119,066 million in the same period in 2017, primarily due to higher revenues from data services in our fixed line business, as well as higher non-service revenues from our wireless and fixed line businesses, partially offset by lower revenues from mobile and home broadband services from our wireless business, and lower voice revenues from our fixed line business.

In compliance with Memorandum Circular No. 05-07-2018 issued by the National Telecommunications Commission, or NTC, the interconnection rates for our voice calls were reduced to Php0.50 per minute from Php2.50 per minute, and rates for SMS were down to Php0.05 per message from Php0.15 per message effective September 1, 2018.

The following table shows the breakdown of our consolidated revenues by services for the nine months ended September 30, 2018 and 2017:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
		(amounts in million Php)
For the nine months ended September 30, 2018
Service Revenues
Wireless	62,269			(2,116)	60,153
Mobile	60,518			(923)	59,595
Home broadband	124			—	124
Digital platforms and mobile financial services	301			(4)	297
MVNO and others	1,326			(1,189)	137
Fixed Line		60,491		(6,349)	54,142
Voice		18,818		(1,680)	17,138
Data		40,440		(4,160)	36,280
Home broadband		19,934		(197)	19,737
Corporate data and ICT		20,506		(3,963)	16,543
Miscellaneous		1,233		(509)	724
Others			585	(4)	581
Total Service Revenues	62,269	60,491	585	(8,469)	114,876
Non-Service Revenues
Sale of computers, phone units and mobile handsets	5,406	2,434	25	(7)	7,858
Point-product sales	—	411	—	6	417
Total Non-Service Revenues	5,406	2,845	25	(1)	8,275
Total Revenues	67,675	63,336	610	(8,470)	123,151

For the nine months ended September 30, 2017
Service Revenues
Wireless	66,837			(966)	65,871
Mobile	63,595			(947)	62,648
Home broadband	1,930			(7)	1,923
Digital platforms and mobile financial services	968			(10)	958
MVNO and others	344			(2)	342
Fixed Line		55,466		(8,311)	47,155
Voice		21,468		(2,622)	18,846
Data		32,570		(5,019)	27,551
Home broadband		13,158		(181)	12,977
Corporate data and ICT		19,412		(4,838)	14,574
Miscellaneous		1,428		(670)	758
Others			8	(5)	3
Total Service Revenues	66,837	55,466	8	(9,282)	113,029
Non-Service Revenues
Sale of computers, phone units and mobile handsets	3,434	1,985	—	(11)	5,408
Point-product sales	—	624	—	5	629
Total Non-Service Revenues	3,434	2,609	—	(6)	6,037
Total Revenues	70,271	58,075	8	(9,288)	119,066

The following table shows the breakdown of our consolidated revenues by business segment for the nine months ended September 30, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Wireless	67,675	55	70,271	59	(2,596)	(4)
Fixed line	63,336	51	58,075	49	5,261	9
Others(1)	610	1	8	—	602	7,525
Inter-segment transactions	(8,470)	(7)	(9,288)	(8)	818	9
Consolidated	123,151	100	119,066	100	4,085	3
(1)	Other business segment includes revenues from digital platforms and mobile financial services, resulting from the transfer of VIH from Smart to PCEV in April 2018.

Expenses

Consolidated expenses increased by Php5,098 million, or 5%, to Php101,593 million for the nine months ended September 30, 2018 from Php96,495 million in the same period in 2017, primarily due to higher depreciation and amortization, selling, general and administrative expenses, and provisions in our fixed line business, and higher cost of sales and services in our wireless business.

The following table shows the breakdown of our consolidated expenses by business segment for the nine months ended September 30, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Wireless	58,558	58	61,372	64	(2,814)	(5)
Fixed line	50,720	50	45,550	47	5,170	11
Others	1,957	2	43	—	1,914	4,451
Inter-segment transactions	(9,642)	(10)	(10,470)	(11)	828	8
Consolidated	101,593	100	96,495	100	5,098	5

Other Income (Expenses)

Consolidated other expenses amounted to Php309 million for the nine months ended September 30, 2018, a change of Php5,616 million, or 106%, as against other income of Php5,307 million in the same period in 2017, primarily due to gain on sale of Beacon Electric Holdings, Inc., or Beacon, shares in 2017 and lower equity share in net earnings of associates and joint ventures, partially offset by gain in fair value of Rocket Internet investment in 2018.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the nine months ended September 30, 2018 and 2017:

			Change
	2018	2017	Amount	%
	(amounts in million Php)
Wireless	(586)	(1,250)	664	53
Fixed line	(960)	(1,180)	220	19
Others	2,791	9,158	(6,367)	(70)
Inter-segment transactions	(1,554)	(1,421)	(133)	(9)
Consolidated	(309)	5,307	(5,616)	(106)

Net Income (Loss)

Consolidated net income decreased by Php5,616 million, or 26%, to Php16,326 million for the nine months ended September 30, 2018, from Php21,942 million in the same period in 2017, primarily due to lower net income from our other business, partly offset by higher net income from our wireless and fixed line businesses.  Our consolidated basic and diluted EPS decreased to Php75.09 for the nine months ended September 30, 2018 from Php101.06 in the same period in 2017.  Our weighted average number of outstanding common shares was approximately 216.06 million in each of the first nine months of 2018 and 2017.

The following table shows the breakdown of our consolidated net income by business segment for the nine months ended September 30, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Wireless	6,310	39	4,898	22	1,412	29
Fixed line	9,173	56	8,246	38	927	11
Others	1,225	7	9,037	41	(7,812)	(86)
Inter-segment transactions	(382)	(2)	(239)	(1)	(143)	(60)
Consolidated	16,326	100	21,942	100	(5,616)	(26)

EBITDA

Our consolidated EBITDA amounted to Php49,699 million for the nine months ended September 30, 2018, an increase of Php570 million, or 1%, as compared with Php49,129 million in the same period in 2017, primarily due to improved EBITDA in our fixed line business, partially offset by lower EBITDA in our wireless and other businesses.

The following table shows the breakdown of our consolidated EBITDA by business segment for the nine months ended September 30, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Wireless	25,433	51	25,623	52	(190)	(1)
Fixed line	24,320	49	22,359	46	1,961	9
Others	(1,226)	(2)	(35)	—	(1,191)	(3,403)
Inter-segment transactions	1,172	2	1,182	2	(10)	(1)
Consolidated	49,699	100	49,129	100	570	1

Core Income

Our consolidated core income amounted to Php18,895 million for the nine months ended September 30, 2018, a decrease of Php4,294 million, or 19%, as compared with Php23,189 million in the same period in 2017, primarily due to lower core income from our other business, partly offset by higher core income from our wireless and fixed line segments.  Our consolidated basic and diluted core EPS decreased to Php87.25 for the nine months ended September 30, 2018 from Php107.12 in the same period in 2017.

The following table shows the breakdown of our consolidated core income by business segment for the nine months ended September 30, 2018 and 2017:

					Change
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Wireless	9,514	50	5,757	25	3,757	65
Fixed line	8,982	48	7,810	34	1,172	15
Others	781	4	9,861	42	(9,080)	(92)
Inter-segment transactions	(382)	(2)	(239)	(1)	(143)	(60)
Consolidated	18,895	100	23,189	100	(4,294)	(19)

On a Business Segment Basis

Wireless

Revenues

We generated revenues of Php67,675 million from our wireless business for the nine months ended September 30, 2018, a decrease of Php2,596 million, or 4%, from Php70,271 million in the same period in 2017.

The following table summarizes our total revenues by service from our wireless business for the nine months ended September 30, 2018 and 2017:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Service Revenues:
Mobile	60,518	89	63,595	91	(3,077)	(5)
Home broadband	124	—	1,930	3	(1,806)	(94)
Digital platforms and mobile financial services(1)	301	1	968	1	(667)	(69)
MVNO and others(2)	1,326	2	344	—	982	285
Total Wireless Service Revenues	62,269	92	66,837	95	(4,568)	(7)
Non-Service Revenues:
Sale of mobile handsets and broadband data modems	5,406	8	3,434	5	1,972	57
Total Wireless Revenues	67,675	100	70,271	100	(2,596)	(4)

(1)	Starting April 2018, revenues from digital platforms and mobile financial services are reported under other segment resulting from the transfer of VIH from Smart to PCEV.

(2)	Includes service revenues generated by MVNOs of PLDT Global subsidiaries and facilities service fees.

Service Revenues

Our wireless service revenues for the nine months ended September 30, 2018 decreased by Php4,568 million, or 7%, to Php62,269 million as compared with Php66,837 million in the same period in 2017, mainly as a result of lower revenues from mobile, home broadband, and digital platforms and mobile financial services, partially offset by higher revenues from MVNO and other services.  As a percentage of our total wireless revenues, service revenues accounted for 92% and 95% for the nine months ended September 30, 2018 and 2017, respectively.

Mobile Services

Our mobile service revenues amounted to Php60,518 million for the nine months ended September 30, 2018, a decrease of Php3,077 million, or 5%, from Php63,595 million in the same period in 2017.  Mobile service revenues accounted for 97% and 95% of our wireless service revenues for the nine months ended September 30, 2018 and 2017, respectively.  In the third quarter of 2018, the revenue split allocation among voice, SMS and data for our mobile bundled plans was revised to reflect the result of a recent network study from our wireless business.

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Mobile Services:
Voice	21,548	36	23,248	36	(1,700)	(7)
SMS	10,490	17	19,702	31	(9,212)	(47)
Data	27,278	45	19,565	31	7,713	39
Inbound roaming and others(1)	1,202	2	1,080	2	122	11
Total	60,518	100	63,595	100	(3,077)	(5)

(1)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees.

Voice Services

Mobile revenues from our voice services, which include all voice traffic, decreased by Php1,700 million, or 7%, to Php21,548 million for the nine months ended September 30, 2018 from Php23,248 million in the same period in 2017, mainly on account of lower international and domestic voice revenues due to subscribers’ shift to digital lifestyle with access to alternative calling options and other over-the-top, or OTT, services, and the impact of adoption of PFRS 15, partly offset by the effect of the revised revenue split allocation.  Mobile voice services accounted for 36% of our mobile service revenues in each of the nine months ended September 30, 2018 and 2017.

Domestic voice service revenues decreased by Php140 million, or 1%, to Php17,954 million for the nine months ended September 30, 2018 from Php18,094 million in the same period in 2017, due to lower domestic outbound and inbound voice service revenues.

International voice service revenues decreased by Php1,560 million, or 30%, to Php3,594 million for the nine months ended September 30, 2018 from Php5,154 million in the same period in 2017, primarily due to lower international inbound and outbound voice service revenues as a result of lower international voice traffic, partially offset by the effect of higher weighted average rate of the Philippine peso relative to the U.S. dollar.

SMS Services

Mobile revenues from our SMS services, which include all SMS-related services, decreased by Php9,212 million, or 47%, to Php10,490 million for the nine months ended September 30, 2018 from Php19,702 million in the same period in 2017 mainly due to declining SMS volumes as a result of alternative text messaging options, such as OTT services and social media, and the impact of the revised revenue split allocation and adoption of PFRS 15.  Mobile SMS services accounted for 17% and 31% of our mobile service revenues for the nine months ended September 30, 2018 and 2017, respectively.

Data Services

Mobile revenues from our data services, which include mobile internet, mobile broadband and other data services, increased by Php7,713 million, or 39%, to Php27,278 million for the nine months ended September 30, 2018 from Php19,565 million in the same period in 2017 as a result of continuous network improvement, LTE migration, enhanced data offers and increased mobile internet usage, as well as the impact of the revised revenue split allocation, partially offset by lower revenues from mobile broadband and the impact of adoption of PFRS 15.  Data services accounted for 45% and 31% of our mobile service revenues for the nine months ended September 30, 2018 and 2017, respectively.

The following table shows the breakdown of our mobile data service revenues for the nine months ended September 30, 2018 and 2017:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Data Services:
Mobile internet(1)	23,434	86	14,762	75	8,672	59
Mobile broadband	3,569	13	4,678	24	(1,109)	(24)
Other data(2)	275	1	125	1	150	120
Total	27,278	100	19,565	100	7,713	39

(1)	Includes revenues from web-based services, net of discounts and content provider costs.
(2)	Beginning third quarter of 2018, revenues from other data include value-added services, or VAS.

Mobile Internet

Mobile internet service revenues increased by Php8,672 million, or 59%, to Php23,434 million for the nine months ended September 30, 2018 from Php14,762 million in the same period in 2017 as a result of the increase in smartphone ownership, greater data adoption among our subscriber base with the growth in LTE subscribers, and increased usage of our existing data users, leading to the significant growth of mobile internet browsing and prevalent use of mobile apps, social networking and e-commerce sites, and other OTT services, combined with the impact of the revised revenue split allocation.  Mobile internet services accounted for 39% and 23% of our mobile service revenues for the nine months ended September 30, 2018 and 2017, respectively.

Mobile Broadband

Mobile broadband revenues amounted to Php3,569 million for the nine months ended September 30, 2018, a decrease of Php1,109 million, or 24%, from Php4,678 million in the same period in 2017, primarily due to a decrease in the number of subscribers using pocket wifi as they move to using smartphones and fixed DSL/Fiber home broadband.  Mobile broadband services accounted for 6% and 7% of our mobile service revenues for the nine months ended September 30, 2018 and 2017, respectively.

Other Data

Revenues from our other data services, which include VAS, domestic leased lines and share in revenue from PLDT WeRoam, increased by Php150 million, or 120%, to Php275 million for the nine months ended September 30, 2018 from Php125 million in the same period in 2017.

Inbound Roaming and Others

Mobile revenues from inbound roaming and other services increased by Php122 million, or 11%, to Php1,202 million for the nine months ended September 30, 2018 from Php1,080 million in the same period in 2017.

The following table shows the breakdown of our mobile service revenues by service type for the nine months ended September 30, 2018 and 2017:

			Increase (Decrease)
	2018	2017	Amount	%
	(amounts in million Php)
Mobile service revenues	60,518	63,595	(3,077)	(5)
By service type
Prepaid	44,712	45,007	(295)	(1)
Postpaid	14,604	17,508	(2,904)	(17)
Inbound roaming and others	1,202	1,080	122	11

Prepaid Revenues

Revenues generated from our mobile prepaid services amounted to Php44,712 million for the nine months ended September 30, 2018, a decrease of Php295 million, or 1%, as compared with Php45,007 million in the same period in 2017.  Mobile prepaid service revenues accounted for 74% and 71% of mobile service revenues for the nine months ended September 30, 2018 and 2017, respectively.  The decrease in revenues from our mobile prepaid services was primarily driven by a lower mobile prepaid subscriber base resulting in lower voice and SMS revenues, partially offset by the sustained growth in mobile internet revenues.

Postpaid Revenues

Revenues generated from mobile postpaid service amounted to Php14,604 million for the nine months ended September 30, 2018, a decrease of Php2,904 million, or 17%, as compared with Php17,508 million in the same period in 2017, and accounted for 24% and 27% of mobile service revenues for the nine months ended September 30, 2018 and 2017, respectively.  The decrease in our mobile postpaid service revenues was primarily due to a lower postpaid subscriber base and the impact of adoption of PFRS 15.

Subscriber Base, ARPU and Churn Rates

The following table shows our wireless subscriber base as at September 30, 2018 and 2017:

			Increase (Decrease)
	2018	2017	Amount	%
Mobile subscriber base
Smart(1)	20,956,739	21,909,729	(952,990)	(4)
Prepaid	19,526,064	20,537,068	(1,011,004)	(5)
Postpaid	1,430,675	1,372,661	58,014	4
TNT	30,129,026	28,364,436	1,764,590	6
Sun(1)	6,948,242	7,943,869	(995,627)	(13)
Prepaid	5,972,878	6,749,894	(777,016)	(12)
Postpaid	975,364	1,193,975	(218,611)	(18)
Total mobile subscribers	58,034,007	58,218,034	(184,027)	—

(1)	Includes mobile broadband subscribers.

Our current policy is to recognize a prepaid subscriber as active only when the subscriber activates and uses the SIM card. Beginning the second quarter of 2017, a prepaid mobile subscriber is considered inactive if the subscriber does not reload within 90 days after the full usage or expiry of the last reload, revised from the previous 120 days.

In compliance with Memorandum Circular (MC) No. 05-12-2017 issued jointly by the NTC, Department of Information and Communications Technology, and Department of Trade and Industry, Smart, TNT, and Sun extended the validity of prepaid loads to one year.  Beginning January 2018, the one-year validity was implemented particularly on prepaid loads worth Php300 and above. In July 2018, the one-year validity was fully implemented for all prepaid loads, including denominations lower than Php300, regardless of the validity period printed on the physical cards already out in the market.

The average monthly churn rates for Smart Prepaid subscribers were 7.4% and 6.8% for the nine months ended September 30, 2018 and 2017, respectively, while the average monthly churn rates for TNT subscribers were 6.3% and 7.1% for the nine months ended September 30, 2018 and 2017, respectively.  The average monthly churn rates for Sun Prepaid subscribers were 5.8% and 8.1% for the nine months ended September 30, 2018 and 2017, respectively.

The average monthly churn rates for Smart Postpaid subscribers were 2.1% and 2.4% for the nine months ended September 30, 2018 and 2017, respectively, and 3.3% and 3.6% for the nine months ended September 30, 2018 and 2017, respectively, for Sun Postpaid subscribers.

The following table summarizes our average monthly ARPUs for the nine months ended September 30, 2018 and 2017:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2018	2017	Amount	%	2018	2017	Amount	%
	(amounts in Php)
Prepaid
Smart	128	118	10	8	116	107	9	8
TNT	79	80	(1)	(1)	72	74	(2)	(3)
Sun	89	87	2	2	81	81	—	—
Postpaid
Smart	831	1,008	(177)	(18)	811	975	(164)	(17)
Sun	399	419	(20)	(5)	397	415	(18)	(4)

(1)

Gross monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income but excluding inbound roaming revenues, gross of discounts, and content provider costs, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross mobile service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

Home Broadband

Revenues from our Home Broadband services decreased by Php1,806 million, or 94%, to Php124 million for the nine months ended September 30, 2018 from Php1,930 million in the same period in 2017, mainly due to the transfer of Ultera and WiMAX businesses to PLDT.

Digital Platforms and Mobile Financial Services

Revenues from digital platforms and mobile financial services, as reported by Voyager, decreased by Php667 million, or 69%, to Php301 million for the nine months ended September 30, 2018 from Php968 million in the same period in 2017, mainly due to the transfer of VIH to PCEV.

MVNO and Others

Revenues from our MVNO and other services increased by Php982 million to Php1,326 million for the nine months ended September 30, 2018 from Php344 million in the same period in 2017, primarily due to facility service fees relating to Ultera, WiMAX and Shops.Work Unplugged, or SWUP, in 2018, partially offset by lower revenue contribution from MVNOs of PLDT Global.

Non-Service Revenues

Our wireless non-service revenues consist of sale of mobile handsets, mobile broadband data modems, tablets and accessories.  Our wireless non-service revenues increased by Php1,972 million, or 57%, to Php5,406 million for the nine months ended September 30, 2018 from Php3,434 million in the same period in 2017, primarily due to the impact of adoption of PFRS 15.

Expenses

Expenses associated with our wireless business amounted to Php58,558 million for the nine months ended September 30, 2018, a decrease of Php2,814 million, or 5%, from Php61,372 million in the same period in 2017.
A significant portion of the decrease was mainly attributable to lower selling, general and administrative expenses, interconnection costs, provisions, and noncurrent asset impairment in 2017, partially offset by higher cost of sales and services.  As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 87% in each of the nine months ended September 30, 2018 and 2017.

The following table summarizes the breakdown of our total wireless-related expenses for the nine months ended September 30, 2018 and 2017 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	29,341	50	32,082	52	(2,741)	(9)
Depreciation and amortization	15,710	27	15,713	26	(3)	—
Cost of sales and services	7,568	13	6,148	10	1,420	23
Interconnection costs	4,017	7	4,835	8	(818)	(17)
Provisions	1,922	3	2,205	3	(283)	(13)
Noncurrent asset impairment	—	—	389	1	(389)	(100)
Total	58,558	100	61,372	100	(2,814)	(5)

Selling, general and administrative expenses decreased by Php2,741 million, or 9%, to Php29,341 million, primarily due to lower expenses related to rent, professional and other contracted services, selling and promotions, taxes and licenses, and compensation and employee benefits, partly offset by higher repairs and maintenance expenses.

Depreciation and amortization charges of Php15,710 million, which include depreciation due to shortened life of certain data network platform and other technology equipment of Php4,511 million resulting from the transformation projects to improve and simplify the network and systems applications, decreased by Php3 million.

Cost of sales and services increased by Php1,420 million, or 23%, to Php7,568 million, primarily due to higher issuances of mobile handsets and cost of SIM packs.

Interconnection costs decreased by Php818 million, or 17%, to Php4,017 million, primarily due to lower interconnection cost on domestic and international voice and SMS services, as well as lower interconnection charges on international data roaming.

Provisions decreased by Php283 million, or 13%, to Php1,922 million, primarily due to lower provision for doubtful accounts and provision for inventory obsolescence.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the nine months ended September 30, 2018 and 2017:

			Change
	2018	2017	Amount	%
	(amounts in million Php)
Other Income (Expenses):
Financing costs – net	(1,346)	(1,819)	473	26
Foreign exchange losses – net	(496)	(468)	(28)	(6)
Equity share in net earnings (losses) of associates and joint ventures	62	(102)	164	161
Interest income	436	237	199	84
Gain on derivative financial instruments – net	489	326	163	50
Other income – net	269	576	(307)	(53)
Total	(586)	(1,250)	664	53

Our wireless business’ other expenses amounted to Php586 million for the nine months ended September 30, 2018, a decrease of Php664 million, or 53%, from Php1,250 million in the same period in 2017, primarily due to the combined effects of the following: (i) lower net financing costs by Php473 million mainly due to higher capitalized interest, lower financing charges and lower weighted average loan principal amount; (ii) higher interest income by Php199 million; (iii) equity share in net earnings of associates of Php62 million in the first nine months of 2018 as against equity share in net losses of Php102 million in the same period in 2017; (iv) higher net gains on derivative financial instruments by Php163 million; (v) higher net foreign exchange losses – net by Php28 million; and
(vi) lower other income – net by Php307 million mainly due to lower income from consultancy and other miscellaneous income, partly offset by lower impairment on Smart’s investment in AFPI.

Provision for Income Tax

Provision for income tax amounted to Php2,221 million for the nine months ended September 30, 2018, a decrease of Php530 million, or 19%, from Php2,751 million in the same period in 2017.

Net Income

As a result of the foregoing, our wireless business’ net income increased by Php1,412 million, or 29%, to Php6,310 million for the nine months ended September 30, 2018 from Php4,898 million in the same period in 2017.

EBITDA

Our wireless business’ EBITDA decreased by Php190 million, or 1%, to Php25,433 million for the nine months ended September 30, 2018 from Php25,623 million in the same period in 2017.  EBITDA margin increased to 41% for the nine months ended September 30, 2018 from 38% in the same period in 2017.

Core Income

Our wireless business’ core income increased by Php3,757 million, or 65%, to Php9,514 million for the nine months ended September 30, 2018 from Php5,757 million in the same period in 2017 on account of lower depreciation expense and net financing costs, partially offset by higher provision for income tax, and lower EBITDA and other miscellaneous income.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php63,336 million for the nine months ended September 30, 2018, an increase of Php5,261 million, or 9%, from Php58,075 million in the same period in 2017.

The following table summarizes our total revenues by service from our fixed line business for the nine months ended September 30, 2018 and 2017:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Service Revenues:
Voice	18,818	30	21,468	37	(2,650)	(12)
Data	40,440	64	32,570	56	7,870	24
Miscellaneous	1,233	2	1,428	2	(195)	(14)
	60,491	96	55,466	95	5,025	9
Non-Service Revenues:
Sale of computers, phone units and point-product sales	2,845	4	2,609	5	236	9
Total Fixed Line Revenues	63,336	100	58,075	100	5,261	9

Service Revenues

Our fixed line service revenues increased by Php5,025 million, or 9%, to Php60,491 million for the nine months ended September 30, 2018 from Php55,466 million in the same period in 2017, due to higher revenues from our data services, partially offset by lower voice and miscellaneous service revenues.  In the second quarter of 2018, the revenue split allocation between voice and data for our fixed line bundled plans was revised to reflect the result of a recent network usage study from our fixed line business.

Voice Services

Revenues from our voice services decreased by Php2,650 million, or 12%, to Php18,818 million for the nine months ended September 30, 2018 from Php21,468 million in the same period in 2017, primarily due to lower revenues from local exchange, international and domestic services.  The decline was partly due to the continued popularity of services such as Skype, Viber, Line, Facebook Messenger, Google Talk and WhatsApp, offering free OTT calling services, and other similar services, as well as the impact of the revised revenue split allocation.  The percentage contribution of voice service revenues to our fixed line service revenues accounted for 31% and 39% for the nine months ended September 30, 2018 and 2017, respectively.

Data Services

The following table shows information of our data service revenues for the nine months ended September 30, 2018 and 2017:

			Increase
	2018	2017	Amount	%
	(amounts in million Php)
Data service revenues	40,440	32,570	7,870	24
Home broadband	19,934	13,158	6,776	51
Corporate data and ICT	20,506	19,412	1,094	6

Our data services posted revenues of Php40,440 million for the nine months ended September 30, 2018, an increase of Php7,870 million, or 24%, from Php32,570 million in the same period in 2017, primarily due to higher home broadband revenues from DSL and Fibr, higher corporate data and leased lines, and higher data center and ICT revenues.  The percentage contribution of this service segment to our fixed line service revenues accounted for 67% and 59% for the nine months ended September 30, 2018 and 2017, respectively.

Home Broadband

Home broadband data revenues amounted to Php19,934 million for the nine months ended September 30, 2018, an increase of Php6,776 million, or 51%, from Php13,158 million in the same period in 2017.  This growth is driven by increasing demand for broadband services which the company is providing through its existing copper network and a nationwide roll-out of its fiber-to-the-home, or FTTH, network, as well as the impact of the revised revenue split allocation.  Home broadband revenues accounted for 49% and 40% of total data service revenues in the nine months ended September 30, 2018 and 2017, respectively.  In the first nine months of 2018, PLDT’s FTTH nationwide network rollout has passed 5.75 million homes.

Corporate Data and ICT

Corporate data services amounted to Php17,505 million for the nine months ended September 30, 2018, an increase of Php599 million, or 4%, as compared with Php16,906 million in the same period in 2017.  Corporate data revenues accounted for 43% and 52% of total data services in the nine months ended September 30, 2018 and 2017, respectively.

ICT revenues increased by Php495 million, or 20%, to Php3,001 million for the nine months ended September 30, 2018 from Php2,506 million in the same period in 2017 mainly due to higher revenues from colocation and managed IT services.  The percentage contribution of this service segment to our total data service revenues accounted for 8% in each of the first nine months of 2018 and 2017.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rentals and management fees.  These service revenues decreased by Php195 million, or 14%, to Php1,233 million for the nine months ended September 30, 2018 from Php1,428 million in the same period in 2017 mainly due to lower management fees.  The percentage contribution of miscellaneous service revenues to our total fixed line service revenues accounted for 2% in each of the first nine months of 2018 and 2017.

Non-service Revenues

Non-service revenues increased by Php236 million, or 9%, to Php2,845 million for the nine months ended September 30, 2018 from Php2,609 million in the same period in 2017, primarily due to higher sale of computer bundles, Telpad units and Ultera devices, partially offset by lower sale of hardware and software, FabTab for myDSL retention, and TVolution units.

Expenses

Expenses related to our fixed line business totaled Php50,720 million for the nine months ended September 30, 2018, an increase of Php5,170 million, or 11%, as compared with Php45,550 million in the same period in 2017.  The increase was primarily due to higher selling, general and administrative expenses, depreciation and amortization, and provisions.  As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 80% and 78% for the nine months ended September 30, 2018 and 2017, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the nine months ended September 30, 2018 and 2017 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2018	%	2017	%	Amount	%
	(amounts in million Php)
Selling, general and administrative expenses	29,542	58	27,348	60	2,194	8
Depreciation and amortization	11,704	23	9,834	21	1,870	19
Cost of sales and services	3,620	7	3,561	8	59	2
Interconnection costs	3,612	7	3,596	8	16	—
Provisions	2,242	5	1,211	3	1,031	85
Total	50,720	100	45,550	100	5,170	11

Selling, general and administrative expenses increased by Php2,194 million, or 8%, to Php29,542 million primarily due to higher professional and other contracted services, rent, and repairs and maintenance expenses, partly offset by lower compensation and employee benefits, mainly as a result of lower MRP costs.

Depreciation and amortization charges increased by Php1,870 million, or 19%, to Php11,704 million mainly due to a higher depreciable asset base.

Cost of sales and services increased by Php59 million, or 2%, to Php3,620 million, primarily due to higher cost of services, partly offset by lower cost of hardware and software, Fabtab for myDSL retention, and TVolution units.

Interconnection costs increased by Php16 million to Php3,612 million, primarily due to higher international interconnection costs, as a result of an increase in international inbound calls that terminated to other domestic carriers, partly offset by lower data interconnection costs.

Provisions increased by Php1,031 million, or 85%, to Php2,242 million, primarily due to higher provision for doubtful accounts mainly due to lower collection efficiency, and higher provision for inventory obsolescence.

Other Income (Expenses)

The following table summarizes the breakdown of our total fixed line-related other income (expenses) for the nine months ended September 30, 2018 and 2017:

			Change
	2018	2017	Amount	%
	(amounts in million Php)
Other Income (Expenses):
Financing costs – net	(3,941)	(3,846)	(95)	(2)
Foreign exchange losses	(36)	(76)	40	53
Equity share in net earnings of associates	152	145	7	5
Gains on derivative financial instruments – net	282	324	(42)	(13)
Interest income	649	535	114	21
Other income – net	1,934	1,738	196	11
Total	(960)	(1,180)	220	19

Our fixed line business’ other expenses amounted to Php960 million for the nine months ended September 30, 2018, a decrease of Php220 million, or 19%, from Php1,180 million in the same period in 2017, mainly due to the combined effects of the following: (i) higher other income – net by Php196 million; (ii) higher interest income by Php114 million; (iii) lower foreign exchange losses by Php40 million; (iv) higher equity share in net earnings of associates by Php7 million; (v) lower net gains on derivative financial instruments by Php42 million; and
(vi) higher net financing costs by Php95 million.

Provision for Income Tax

Provision for income tax amounted to Php2,483 million for the nine months ended September 30, 2018, a decrease of Php616 million, or 20%, from Php3,099 million in the same period in 2017.

Net Income

As a result of the foregoing, our fixed line business registered a net income of Php9,173 million for the nine months ended September 30, 2018, an increase of Php927 million, or 11%, as compared with Php8,246 million in the same period in 2017.

EBITDA

Our fixed line business’ EBITDA increased by Php1,961 million, or 9%, to Php24,320 million for the nine months ended September 30, 2018 from Php22,359 million in the same period in 2017.  EBITDA margin remained stable at 40% in the first nine months in 2018 and 2017.

Core Income

Our fixed line business’ core income increased by Php1,172 million, or 15%, to Php8,982 million for the nine months ended September 30, 2018 from Php7,810 million in the same period in 2017, primarily as a result of higher EBITDA and lower provision for income tax, partially offset by higher depreciation expense.

Others

Revenues

Revenues generated from our other business amounted to Php610 million for the nine months ended September 30, 2018, an increase of Php602 million from Php8 million in the same period in 2017, primarily due to the transfer of VIH from Smart to PCEV in April 2018.

Expenses

Expenses related to our other business totaled Php1,957 million for the nine months ended September 30, 2018, an increase of Php1,914 million from Php43 million in the same period in 2017, due to higher selling, general and administrative expenses, as well as depreciation expenses, resulting from the transfer of VIH to PCEV.

Other Income (Expenses)

The following table summarizes the breakdown of other income (expenses) for other business segment for the nine months ended September 30, 2018 and 2017:

			Change
	2018	2017	Amount	%
	(amounts in million Php)
Other Income (Expenses):
Interest income	419	436	(17)	(4)
Gain on derivative financial instruments – net	282	—	282	100
Equity share in net earnings (losses) of associates and joint ventures	(15)	2,691	(2,706)	(101)
Financing costs – net	(113)	(148)	35	24
Foreign exchange losses – net	(359)	(243)	(116)	(48)
Other income – net	2,577	6,422	(3,845)	(60)
Total	2,791	9,158	(6,367)	(70)

Our other business’ other income decreased by Php6,367 million, or 70%, to Php2,791 million for the nine months ended September 30, 2018 from Php9,158 million in the same period in 2017, primarily due to the combined effects of the following: (i) lower other income – net by Php3,845 million mainly due to gain on sale of Beacon shares in 2017, partly offset by gain in fair value of Rocket Internet investment in 2018; (ii) equity share in net losses of associates and joint ventures of Php15 million in the first nine months of 2018 as against equity share in net earnings of associates and joint ventures of Php2,691 million in the same period in 2017 mainly due to sale of Beacon shares and SPi Global in 2017; (iii) higher net foreign exchange losses by Php116 million; (iv) lower interest income by Php17 million; and (v) net gains on derivative financial instruments of Php282 million in the first nine months of 2018 as against nil in the same period in 2017.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php1,225 million for the nine months ended September 30, 2018, a decrease of Php7,812 million, or 86%, from Php9,037 million in the same period in 2017.

Core Income

Our other business segment’s core income amounted to Php781 million for the nine months ended September 30, 2018, a decrease of Php9,080 million, or 92%, as compared with Php9,861 million in the same period in 2017, primaly due to lower other income and equity share in net losses of associates and joint ventures in 2018, as well as lower EBITDA, mainly from VIH.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the nine months ended September 30, 2018 and 2017, as well as our consolidated capitalization and other consolidated selected financial data as at September 30, 2018 and December 31, 2017:

	Nine Months ended September 30,
	2018	2017
	(amounts in million Php)
Cash Flows
Net cash flows provided by operating activities	42,622	27,355
Net cash flows used in investing activities	(17,988)	(4,843)
Payment for purchase of property and equipment, including capitalized interest	40,484	10,993
Net cash flows used in financing activities	(14,038)	(36,247)
Net increase (decrease) in cash and cash equivalents	12,301	(13,354)

	September 30,	December 31,
	2018	2017
	(amounts in million Php)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	164,965	157,654

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	14,258	14,957
Total interest-bearing financial liabilities	179,223	172,611
Total equity attributable to equity holders of PLDT	109,478	106,842
	288,701	279,453

Other Selected Financial Data
Total assets	470,841	459,444
Property and equipment	194,748	186,907
Cash and cash equivalents	45,206	32,905
Short-term investments	4,846	1,074

Our consolidated cash and cash equivalents and short-term investments totaled Php50,052 million as at September 30, 2018.  Principal sources of consolidated cash and cash equivalents for the nine months ended September 30, 2018 were cash flows from operating activities amounting to Php42,622 million, proceeds from availment of long-term debt of Php20,500 million, proceeds from disposal of Rocket Internet shares of Php11,400 million, proceeds from sale of Metro Pacific Investments Corporation, or MPIC, receivables of Php6,976 million, collection of receivables from MPIC of Php4,731 million, proceeds from disposal of Hastings PDRs to PLDT Beneficial Trust Fund, or BTF, of Php1,664 million and interest received of Php904 million.  These funds were used principally for: (1) payment for purchase of property and equipment, including capitalized interest, of Php40,484 million; (2) debt principal and interest payments of Php16,458 million and Php4,802 million, respectively; (3) cash dividend payments of Php13,798 million; and (4) net payment for purchase of short-term investments of Php3,450 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php34,037 million as at September 30, 2017.  Principal sources of consolidated cash and cash equivalents in the first nine months of 2017 were cash flows from operating activities amounting to Php27,355 million, proceeds from availment of long-term debt of Php25,255 million, proceeds from disposal of remaining Beacon shares of Php12,000 million, proceeds from issuance of perpetual notes of Php4,200 million, collection of receivable from MPIC of Php2,001 million, proceeds from disposal of investments available-for-sale of Php1,000 million, interest received of Php953 million, dividends received of Php833 million, proceeds from disposal of property and equipment of Php445 million, and proceeds from disposal of investment properties of Php319 million.  These funds were used principally for: (1) debt principal and interest payments of Php36,500 million and Php5,402 million, respectively; (2) cash dividend payments of Php16,464 million; (3) capital expenditures, including capitalized interest, of Php10,993 million; (4) net reduction in capital expenditures under long-term financing of Php7,246 million; (5) net payment for purchase of short-term investments of Php5,762 million; and (6) payment for purchase of investment in associates and joint ventures, mainly payment to VTI and Bow Arken of Php5,494 million and Php100 million additional funding to AFPI.

Operating Activities

Our consolidated net cash flows provided by operating activities increased by Php15,267 million, or 56%, to Php42,622 million for the nine months ended September 30, 2018 from Php27,355 million in the same period in 2017, primarily due to lower level of settlement of accounts payable and other liabilities, higher operating income, lower corporate taxes paid and lower pension contribution, partially offset by lower collection of receivables and higher inventories.

Cash flows provided by operating activities of our wireless business increased by Php15,492 million, or 114%, to Php29,131 million for the nine months ended September 30, 2018 from Php13,639 million in the same period in 2017, primarily due to lower level of settlement of accounts payable and other liabilities and lower corporate taxes paid, partially offset by lower operating income.  Cash flows provided by operating activities of our fixed line business increased by Php2,677 million, or 19%, to Php16,420 million for the nine months ended September 30, 2018 from Php13,743 million in the same period in 2017, primarily due to lower level of settlement of accounts payable and other liabilities, higher operating income and lower pension contribution, partly offset by lower collection of receivables, higher inventories and higher corporate taxes paid.  Cash flows used in operating activities of our other business increased by Php1,777 million to Php2,598 million for the nine months ended September 30, 2018 from Php821 million in the same period in 2017 mainly due to lower collection of receivables and higher operating loss, partly offset by lower level of settlement of accounts payable.

Investing Activities

Consolidated net cash flows used in investing activities amounted to Php17,988 million for the nine months ended September 30, 2018, an increase of Php13,145 million from Php4,843 million in the same period in 2017, primarily due to the combined effects of the following: (1) higher payment for purchase of property and equipment, including capitalized interest, by Php29,491 million; (2) lower proceeds from disposal of investment in associates and joint ventures by Php11,954 million mainly due to proceeds from disposal of the remaining Beacon shares in 2017;
(3) proceeds from redemption of Beacon’s Class B Preferred Shares of Php1,000 million in 2017; (4) dividends received of Php833 million in 2017; (5) proceeds from disposal of Hastings PDRs to PLDT BTF of Php1,664 million; (6) lower net payment for purchase of short-term investments by Php2,312 million; (7) higher collection of receivables from MPIC by Php2,730 million; (8) lower payment for purchase of investments in associates and joint ventures by Php5,483 million; (9) proceeds from sale of MPIC receivables of Php6,976 million; and (10) proceeds from sale of Rocket Internet shares of Php11,400 million in 2018.

Our consolidated payment for purchase of property and equipment, including capitalized interest, for the nine months ended September 30, 2018 totaled Php40,484 million, an increase of Php29,491 million as compared with Php10,993 million in the same period in 2017.  Smart Group’s capital spending increased by Php21,989 million to Php28,004 million for the nine months ended September 30, 2018 from Php6,015 million in the same period in 2017.  Smart Group’s capex spending was primarily focused on expansion of LTE (4G) coverage and capacity.  PLDT’s capital spending increased by Php6,914 million to Php11,282 million for the nine months ended September 30, 2018 from Php4,368 million in the same period in 2017.  PLDT’s capex spending was used to finance the modernization program and the continuous facility roll-out and expansion of our domestic fiber optic network, as well as expansion of our data center business.  The balance represents other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Financing Activities

On a consolidated basis, cash flows used in financing activities amounted to Php14,038 million for the nine months ended September 30, 2018, a decrease of Php22,209 million, or 61%, from Php36,247 million in the same period in 2017, resulting largely from the combined effects of the following: (1) lower payments of long-term debt and interest by Php20,042 million and Php600 million, respectively; (2) net settlement of capital expenditures under long-term financing of Php7,246 million in 2017; (3) lower cash dividend payments by Php2,666 million;
(4) proceeds from issuance of perpetual notes of Php4,200 million in 2017; and (5) lower proceeds from availment of long-term debt by Php4,755 million.

Debt Financing

Proceeds from availment of long-term debt for the nine months ended September 30, 2018 amounted to Php20,500 million, mainly from PLDT’s and Smart’s drawings related to the financing of capital expenditure requirements and refinancing of maturing loan obligations.  Payments of principal and interest on our total debt amounted to Php16,458 million and Php4,802 million, respectively, for the nine months ended September 30, 2018.

Our consolidated long-term debt increased by Php6,612 million, or 4%, to Php179,223 million as at September 30, 2018 from Php172,611 million as at December 31, 2017, primarily due to drawings from our long-term facilities and the depreciation of the Philippine peso relative to the U.S. dollar, partly offset by debt amortizations.  As at September 30, 2018, the long-term debt level of Smart increased by 9% to Php68,289 million from Php62,388 as at December 31, 2017, and PLDT’s long-term debt level increased by 1% to Php110,934 million from Php110,223 million as at December 31, 2017.

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements for a more detailed discussion of our long-term debt.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

As at September 30, 2018 and 2017, we are in compliance with all of our debt covenants.

See Note 20 – Interest-bearing Financial Liabilities – Compliance with Debt Covenants to the accompanying unaudited consolidated financial statements for a more detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months; however, we may finance a portion of these costs from external sources if we consider it prudent to do so.

The following table shows the dividends declared to shareholders from the earnings for the nine months ended September 30, 2018 and 2017:

	Date			Amount
Earnings	Approved(1)	Record	Payable	Per share	Total
				(in million Php, except per share amount)
2018
Common
Regular Dividend	March 27, 2018	April 13, 2018	April 27, 2018	28	6,050
	August 9, 2018	August 28, 2018	September 11, 2018	36	7,778

Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	January 22, 2018	February 21, 2018	March 15, 2018	—	12
	May 10, 2018	May 25, 2018	June 15, 2018	—	12
	August 9, 2018	August 28, 2018	September 15, 2018	—	13
	November 8, 2018	November 23, 2018	December 15, 2018	—	12

Voting Preferred Stock	March 8, 2018	March 28, 2018	April 15, 2018	—	3
	June 13, 2018	June 29, 2018	July 15, 2018	—	2
	September 25, 2018	October 9, 2018	October 15, 2018	—	2
Charged to Retained Earnings					13,884

2017
Common
Regular Dividend	March 7, 2017	March 21, 2017	April 6, 2017	28	6,050
	August 10, 2017	August 25, 2017	September 8, 2017	48	10,371
Preferred
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	February 7, 2017	February 24, 2017	March 15, 2017	—	12
	May 12, 2017	May 26, 2017	June 15, 2017	—	12
	August 10, 2017	August 25, 2017	September 15, 2017	—	13
	November 9, 2017	November 23, 2017	December 15, 2017	—	12

Voting Preferred Stock	March 7, 2017	March 30, 2017	April 15, 2017	—	3
	June 13, 2017	June 27, 2017	July 15, 2017	—	2
	September 26, 2017	October 10, 2017	Octoberber 15, 2017	—	2
Charged to Retained Earnings					16,477

(1)	Dividends were declared based on total amount paid up.

See Note 19 – Equity to the accompanying unaudited consolidated financial statements for further details.

Changes in Financial Conditions

Our total assets amounted to Php470,841 million as at September 30, 2018, an increase of Php11,397 million, or 2%, from Php459,444 million as at December 31, 2017, primarily due to higher cash and cash equivalents and short-term investments, property and equipment, and trade and other receivables, partially offset by lower financial assets at fair vale through profit and loss, mainly due to sale of Rocket Internet shares, and lower financial assets at fair value through other comprehensive income, mainly on account of sale of MPIC receivables.  Starting 2018, available-for-sale financial investments are presented as financial assets at fair value through profit or loss according to PFRS 9.

Our total liabilities amounted to Php357,065 million as at September 30, 2018, an increase of Php8,804 million, or 3%, from Php348,261 million as at December 31, 2017 significantly due to higher interest-bearing financial liabilities, combined with higher accounts payable, and accrued expenses and other liabilities.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

On August 2, 2016, the PLDT Board of Directors approved the amendment of our dividend policy, reducing our dividend payout rate to 60% of our core earnings per share as regular dividends.  This was in view of the elevated capital expenditures to support the build-out of a resilient and reliable data network, lower EBITDA primarily due to higher subsidies to grow the data business and defend market share, and the resources required to support the acquisition of SMC’s telecommunications business.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.  However, in the event that no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends of up to the balance of our core earnings or to undertake share buybacks.  We were able to pay out approximately 100% of our core earnings for seven consecutive years from 2007 to 2013, approximately 90% of our core earnings for 2014, 75% of our core earnings for 2015 and 60% of our core earnings for 2016 and 2017.  The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.  Dividends are generally paid in Philippine pesos.  In the case of shareholders residing outside the Philippines, PLDT’s transfer agent in Manila, Philippines, as the dividend-disbursing agent, converts the Philippine peso dividends into U.S. dollars at the prevailing exchange rate and remits the dollar dividends abroad, net of any applicable withholding tax.

Our subsidiaries pay dividends subject to the requirements of applicable laws and regulations and availability of unrestricted retained earnings, without any restriction imposed by the terms of contractual agreements. Notwithstanding the foregoing, the subsidiaries of PLDT may, at any time, declare and pay such dividends depending upon the results of operations and future projects and plans, the respective subsidiary’s earnings, cash flow, financial condition, capital investment requirements and other factors.

Consolidated cash dividend payments for the nine months ended September 30, 2018 amounted to Php13,798 million as compared with Php16,464 million paid to shareholders in the same period in 2017.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a detailed discussion of our consolidated contractual undiscounted obligations as at September 30, 2018 and 2017, see Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to nil and Php88 million as at September 30, 2018 and December 31, 2017, respectively.  These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk.  The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets.  With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issuances and sale of certain assets.

For further discussions of these risks, see Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at September 30, 2018 and June 30, 2018 other than those whose carrying amounts are reasonable approximations of fair values:

	Fair Values
	September 30,	June 30,
	2018	2018
	(amounts in million Php)
Noncurrent Financial Assets
Debt instruments at amortized cost – net of current portion	146	150
Financial assets at fair value through other comprehensive income – net of current portion	2,771	2,806
Other financial assets – net of current portion	2,009	2,257
Total noncurrent financial assets	4,926	5,213
Noncurrent Financial Liabilities
Interest-bearing financial liabilities	146,719	160,046
Customers’ deposits	1,527	1,597
Deferred credits and other noncurrent liabilities	1,261	5,056
Total noncurrent financial liabilities	149,507	166,699

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the nine months ended September 30, 2018 and the six months ended June 30, 2018:

	September 30,	June 30,
	2018	2018
	(amounts in million Php)
Profit and Loss
Interest income	1,396	916
Gains on derivative financial instruments – net	1,053	1,011
Accretion on financial liabilities	(108)	(73)
Interest on loans and other related items	(6,169)	(4,013)
Other Comprehensive Income
Net fair value losses on cash flow hedges – net of tax	(146)	(136)
Net gains (losses) on available-for-sale financial investments – net of tax	10	(4,327)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact.  The average inflation rate in the Philippines for the nine months ended September 30, 2018 and 2017 were 5.0% and 2.8%, respectively.  We expect inflation to be high given the outlook of the government of 4.8% to 5.2%.

PART II – OTHER INFORMATION

External Funding in VIH

On October 4, 2018, PLDT, as the ultimate Parent Company of PCEV, VIH, Vision Investment Holdings Pte. Ltd., or Vision, an entity indirectly controlled by KKR & Co., Inc., or KKR, and Cerulean Investment Limited, or Cerulean, an entity indirectly owned and controlled by Tencent Holdings Limited, or Tencent, entered into subscription agreements under which Vision and Cerulean, or the Lead Investors, will separately subscribe to and VIH will allot and issue to the Lead Investors a total of up to US$175 million Convertible Class A Preferred Shares of VIH, with an option for VIH to allot and issue up to US$50 million Convertible Class A Preferred Shares to such follower investors as may be agreed among VIH, PLDT and the Lead Investors, or the upsize option.

Upon the closing of the transaction, which is expected within the fourth quarter of 2018, PLDT will remain as the majority shareholder of VIH and will continue to be involved in VIH’s digital payments, Lendr and freenet businesses, amongst others.  However, if VIH were to issue additional shares to the follower investors pursuant to its upsize option, PLDT’s ownership in VIH would be reduced to less than 50% while still remaining as the largest shareholder.

The foregoing investment in VIH is not subject to the compulsory merger notification regime under the Philippine Competition Act and its implementing rules and regulations. In addition, the Bangko Sentral ng Pilipinas confirmed that it interposes no objection to the investment.

ePLDT’s Additional Investment in ePDS

On August 7, 2018, the Board of Directors of ePLDT approved the additional investment in ePDS amounting to Php66 million, thereby increasing its equity interest in ePDS from 67% to 95%.

Sale of Rocket Internet Shares

On April 16, 2018, Rocket Internet announced the buyback of up to 15.5 million Rocket Internet shares through a public share purchase offer, or the Offer, against payment of an offer price in the amount of €24 per share.  PLDT Online Investments Pte. Ltd., or PLDT Online, committed to accept the Offer of Rocket Internet for at least 6.8 million shares, or approximately 67.4% of the total number of Rocket Internet shares directly held by PLDT Online.

On May 4, 2018, Rocket Internet accepted the tender of PLDT Online of 6.8 million shares, for a total consideration of €163.2 million, or Php10,059 million, which was settled on May 9, 2018, reducing the equity ownership in Rocket Internet from 6.1% to 2.0%.

On May 23, 2018, Rocket Internet redeemed 10.8 million shares, reducing its share capital of the company to €154 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 2.0% to 2.1%.

On various dates in the third quarter of 2018, PLDT Online sold 0.7 million Rocket Internet shares for an aggregate amount of €22 million, or Php1,346 million, reducing the equity ownership in Rocket Internet from 2.1% to 1.7%.

iCommerce’s Investment in Philippines Internet Holding S.à.r.l., or PHIH

On January 20, 2015, PLDT and Rocket Internet entered into a joint venture agreement designed to foster the development of internet-based businesses in the Philippines.  PLDT, through its subsidiary, Voyager, and Asia Internet Holding S.à r.l., or AIH, which is 50%-owned by Rocket Internet, were the initial shareholders of the joint venture company PHIH.  iCommerce, former subsidiary of Voyager, replaced the latter as shareholder of PHIH on October 14, 2015 and held a 33.33% equity interest in PHIH.

The objective of PHIH was the creation and development of online businesses in the Philippines, the leveraging of local market and business model insights, the facilitation of commercial, strategic and investment partnerships, and the acceleration of the rollout of online startups in the Philippines.  In accordance with the underlying agreements, iCommerce paid approximately €7.4 million to PHIH as contribution to capital.  Payment of another contribution by iCommerce to the PHIH capital of approximately €2.6 million was requested in 2016 and remained outstanding.

On September 5, 2017, AIH initiated arbitral proceedings via the German Arbitration Institute (DIS) against iCommerce for not settling the €2.6 million contribution.  AIH required the payment of €2.6 million plus interest and all costs of the arbitral proceedings.

On December 14, 2017, the management and operations of iCommerce was transferred from VIH to PLDT Online.  As a result, VIH ceased to have any direct interest in iCommerce and any indirect interest in PHIH. See Note 2 – Summary of Significant Accounting Policies – Transfer of iCommerce to PLDT Online.

On April 19, 2018, iCommerce, together with PLDT and Voyager, executed a Settlement Agreement with AIH to terminate the arbitral proceedings and to settle disputes over rights and obligations in connection with the PHIH agreements.  On the same date, iCommerce executed a Share Transfer Agreement with AIH to transfer its PHIH shares to AIH.  As a result, iCommerce gave up its 33.33% equity interest for zero value and its claims over the remaining cash of PHIH. iCommerce, AIH and PHIH waived all other claims in connection with PHIH, including any claims against iCommerce.

In separate letters dated April 26, 2018, iCommerce and AIH informed the DIS that both parties have concluded an out-of-court settlement with AIH requesting for the termination of the arbitral proceedings.

On May 7, 2018, iCommerce received the order of the DIS for the termination of the arbitral proceedings and the administrative fees to be paid in relation to the arbitral proceedings.  With the foregoing, iCommerce has completed the exit from the joint venture.

Consolidation of the Digital Investments of Smart under PCEV

On February 27, 2018, the Board of Directors of PCEV approved the consolidation of the various digital investments under PCEV.

On March 14, 2018, PCEV entered into a Share Purchase Agreement with Voyager to purchase 53 million ordinary shares of VIH, representing 100% of the issued and outstanding ordinary shares of VIH, for a total consideration of Php465 million.  The total consideration was settled on March 15, 2018, while the transfer of shares to PCEV was completed on April 6, 2018.

On March 14, 2018, VIH entered into Share Purchase Agreement with Smart to purchase all of its 170 million common shares of Voyager for a total consideration of Php3,527 million.  The total consideration was settled on April 16, 2018.

On April 12, 2018, PCEV entered into a Subscription Agreement with VIH to subscribe to additional 96 million ordinary shares of VIH with a par value of SG$1.00 per ordinary shares, for a total subscription price of SG$96 million, or Php3,806 million, which was settled on April 13, 2018.

PCEV’s Sale of Receivables from MPIC

On March 2, 2018, PCEV entered into a Receivables Purchase Agreement, or RPA, with various financial institutions, or the Purchasers, to sell a portion of its receivables from MPIC due in 2019 to 2021 amounting to Php5,550 million for a total consideration of Php4,852 million, which was settled on March 5, 2018.  Under the terms of the RPA, the Purchasers will have exclusive ownership of the purchased receivables and all of its rights, title, and interest.

On March 23, 2018, PCEV entered into another RPA with a financial institution to sell a portion of its receivables from MPIC due in 2019 amounting to Php2,230 million for a total consideration of Php2,124 million, which was settled on April 2, 2018.

Agreement between PLDT and Smart and Amdocs

On January 24, 2018, PLDT and Smart entered into a seven-year, US$300 million Managed Transformation Agreement with Amdocs, a leading provider of software and services to communications and media companies, to upgrade PLDT’s business IT systems and improve its business processes and services, aimed at enhancing consumer satisfaction, reducing costs and generating increased revenues.

On September 28, 2018, PLDT and Amdocs expanded their strategic partnership under a new six-year service agreement to consolidate, modernize and manage PLDT and Smart’s IT Infrastructure, to further enhance customer experience and engagement.

Transfer of Hastings PDRs to PLDT Beneficial Trust Fund

On January 22, 2018, ePLDT’s Board of Directors approved the assignment of the Hastings PDRs, representing 70% economic interest in Hastings Holdings, Inc., to the PLDT Beneficial Trust Fund for a total consideration of Php1,664 million.  The assignment was completed on February 15, 2018 and ePLDT subsequently ceased to have any economic interest in Hastings.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable PLDT to recover its investment in CURE includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs.  In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the Commissioners of the NTC.

In a letter dated March 5, 2018, PLDT informed the NTC that it is waiving its right to recover any and all costs related to the 10MHz of 3G radio frequency previously assigned to CURE.  Accordingly, CURE will not claim any cost associated with it in the event of subsequent assignment by the NTC to another qualified telecommunications company.  With the foregoing, PLDT is deemed to have fully complied with its obligation to divest from CURE as a condition to the sale and transfer of DTPI shares to PLDT.

See Note 2 – Summary of Significant Accounting Policies – Divestment of CURE to the accompanying unaudited consolidated financial statements for further details.

For updates on matters relating to the (1) Department of Labor and Employment, or DOLE, Compliance Order to PLDT, see Note 26 – Provisions and Contingencies; (2) Petition against the Philippine Competition Commission, see Note 10 – Investment in Associates and Joint Ventures; and (3) Wilson Gamboa and Jose M. Roy III Petition, see Note 26 – Provisions and Contingencies, to the accompanying unaudited consolidated financial statements.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 – Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at September 30, 2018:

Type of Accounts Receivable	Total	Current	31-60 Days	61-90 Days	Over 91 Days
	(amounts in million Php)
Retail subscribers	19,692	10,971	1,213	249	7,259
Corporate subscribers	9,896	2,551	2,383	885	4,077
Foreign administrations	4,428	1,672	268	237	2,251
Domestic carriers	378	12	216	27	123
Dealers, agents and others	19,959	6,694	1,183	1,351	10,731
Total	54,353	21,900	5,263	2,749	24,441
Less: Allowance for doubtful accounts	15,394
Total Receivables - net	38,959

A-1

ANNEX II – Financial Soundness Indicators

The following table shows our financial soundness indicators as at September 30, 2018 and 2017:

	2018	2017
Current Ratio(1)	0.66:1.0	0.55:1.0
Net Debt to Equity Ratio(2)	1.18:1.0	1.19:1.0
Net Debt to EBITDA Ratio(3)	1:94:1.0	2.18:1.0
Total Debt to EBITDA Ratio(4)	2.69:1.0	2.71:1.0
Asset to Equity Ratio(5)	4.30:1.0	3.81:1.0
Interest Coverage Ratio(6)	2.09:1.0	4.63:1.0
Profit Margin(7)	14%	18%
Return on Assets(8)	2%	6%
Return on Equity(9)	7%	23%
EBITDA Margin(10)	43%	43%

(1)	Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)
(2)

Net Debt to equity ratio is measured as total debt (long-term debt, including current portion) less cash and cash equivalent and short-term investments divided by total equity attributable to equity holders of PLDT.

(3)

Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion) less cash and cash equivalent and short-term investments divided by EBITDA for the 12 months average period.

(4)	Total Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion) divided by EBITDA for the 12 months average period.
(5)	Asset to equity ratio is measured as total assets divided by total equity attributable to equity holders of PLDT.
(6)	Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the 12 months average period, divided by total financing cost for the 12 months average period.
(7)	Profit margin is derived by dividing net income for the period with total revenues for the period.
(8)	Return on assets is measured as net income for the 12 months average period divided by average total assets.
(9)	Return on Equity is measured as net income for the 12 months average period divided by average total equity attributable to equity holders of PLDT.
(10)	EBITDA margin is measured as EBITDA for the period divided by service revenues for the period.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net for the period.

A-2

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the nine months of 2018 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PLDT Inc.

Signature and Title:	/s/ Manuel V. Pangilinan
Manuel V. Pangilinan
Chairman of the Board
President and Chief Executive Officer

Signature and Title:	/s/ Anabelle Lim-Chua
Anabelle Lim-Chua
Senior Vice President
(Principal Financial Officer)

Signature and Title:	/s/ June Cheryl A. Cabal-Revilla
June Cheryl A. Cabal-Revilla
Senior Vice President
(Principal Accounting Officer)

Date: November 8, 2018

S-1

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT SEPTEMBER 30, 2018 (UNAUDITED) AND DECEMBER 31, 2017 (AUDITED)

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017 (UNAUDITED)

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in million pesos)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment (Notes 9 and 21)	194,748	186,907
Investments in associates and joint ventures (Note 10)	43,074	46,130
Available-for-sale financial investments (Notes 6 and 11)	—	15,165
Financial assets at fair value through profit or loss (Note 11)	6,733	—
Investment in debt securities and other long-term investments – net of current portion (Note 12)	—	150
Debt instruments at amortized cost (Note 12)	150	—
Investment properties (Notes 6 and 13)	1,943	1,635
Goodwill and intangible assets (Note 14)	68,963	69,583
Deferred income tax assets – net (Note 7)	28,589	30,466
Derivative financial assets – net of current portion (Note 27)	235	215
Prepayments – net of current portion (Note 18)	6,381	5,370
Advances and other noncurrent assets – net of current portion (Note 24)	—	14,154
Financial assets at fair value through other comprehensive income – net of current portion (Notes 6 and 24)	2,771	—
Other financial assets – net of current portion (Note 27)	2,276	—
Other non-financial assets – net of current portion	370	—
Total Noncurrent Assets	356,233	369,775
Current Assets
Cash and cash equivalents (Note 15)	45,206	32,905
Short-term investments (Note 27)	4,846	1,074
Trade and other receivables (Note 16)	38,959	33,761
Inventories and supplies (Note 17)	5,218	3,933
Contract assets (Note 27)	3,487	—
Current portion of derivative financial assets (Note 27)	302	171
Current portion of investment in debt securities and other long-term investments (Note 12)	—	100
Current portion of prepayments (Note 18)	7,163	9,633
Current portion of advances and other noncurrent assets (Note 19)	—	8,092
Current portion of financial assets at fair value through other comprehensive income (Notes 6 and 24)	1,548	—
Current portion of other financial assets (Notes 19 and 27)	7,054	—
Current portion of other non-financial assets	825	—
Total Current Assets	114,608	89,669
TOTAL ASSETS	470,841	459,444

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock (Notes 8 and 19)	360	360
Voting preferred stock (Note 19)	150	150
Common stock (Notes 8 and 19)	1,093	1,093
Treasury stock (Notes 8 and 19)	(6,505)	(6,505)
Treasury shares under employee benefit trust (Note 25)	(854)	(940)
Capital in excess of par value (Note 19)	130,399	130,374
Other equity reserves (Note 25)	616	827
Retained earnings (Note 19)	9,907	634
Other comprehensive loss (Note 6)	(25,688)	(19,151)
Total Equity Attributable to Equity Holders of PLDT (Note 27)	109,478	106,842
Noncontrolling interests (Note 6)	4,298	4,341
TOTAL EQUITY	113,776	111,183

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(in million pesos)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 20 and 24)	164,965	157,654
Deferred income tax liabilities – net (Note 7)	3,482	3,366
Derivative financial liabilities – net of current portion (Note 27)	—	8
Customers’ deposits (Note 27)	2,464	2,443
Pension and other employee benefits (Note 25)	8,741	8,997
Deferred credits and other noncurrent liabilities (Note 21)	3,640	7,702
Total Noncurrent Liabilities	183,292	180,170
Current Liabilities
Accounts payable (Note 22)	63,102	60,445
Accrued expenses and other current liabilities (Notes 23 and 26)	93,641	90,740
Current portion of interest-bearing financial liabilities (Notes 20 and 24)	14,258	14,957
Dividends payable (Note 19)	1,649	1,575
Current portion of derivative financial liabilities (Note 27)	29	141
Income tax payable	1,094	233
Total Current Liabilities	173,773	168,091
TOTAL LIABILITIES	357,065	348,261
TOTAL EQUITY AND LIABILITIES	470,841	459,444

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Nine Months Ended September 30, 2018 and 2017

(in million pesos, except earnings per common share amounts which are in pesos)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)
REVENUES
Service revenues	114,876	113,029	38,515	37,646
Non-service revenues (Note 5)	8,275	6,037	2,397	2,405
	123,151	119,066	40,912	40,051
EXPENSES
Selling, general and administrative expenses (Note 5)	53,010	51,731	17,758	17,187
Depreciation and amortization (Note 9)	27,500	25,547	9,611	10,218
Cost of sales and services (Note 5)	11,070	9,700	3,560	3,228
Interconnection costs	5,849	5,712	1,941	1,559
Asset impairment (Note 5)	4,164	3,805	1,352	1,557
	101,593	96,495	34,222	33,749
	21,558	22,571	6,690	6,302

OTHER INCOME (EXPENSES) (Note 5)	(309)	5,307	(1,003)	839
INCOME BEFORE INCOME TAX	21,249	27,878	5,687	7,141

PROVISION FOR INCOME TAX (Note 7)	4,923	5,936	1,166	1,760
NET INCOME	16,326	21,942	4,521	5,381
ATTRIBUTABLE TO:
Equity holders of PLDT (Note 8)	16,269	21,878	4,507	5,360
Noncontrolling interests	57	64	14	21
	16,326	21,942	4,521	5,381
Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	75.09	101.06	20.78	24.74
Diluted	75.09	101.06	20.78	24.74

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Nine Months Ended September 30, 2018 and 2017

(in million pesos)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)
NET INCOME	16,326	21,942	4,521	5,381
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Foreign currency translation differences of subsidiaries	299	33	50	9
Net gains on available-for-sale financial investments:	10	3,669	4,337	2,234
Unrealized gains from changes in fair value adjustments recognized during the period (Note 11)	—	3,130	4,337	2,235
Impairment recognized in profit or loss (Note 11)	—	540	—	—
Income tax related to fair value adjustments charged directly to equity (Note 7)	10	(1)	—	(1)
Financial instrument at fair value through other comprehensive income	(128)	—	(128)	—
Net transactions on cash flow hedges:	(146)	(384)	(10)	(176)
Net fair value losses on cash flow hedges (Note 27)	(132)	(447)	(15)	(209)
Income tax related to fair value adjustments charged directly to equity (Note 7)	(14)	63	5	33
Share in the other comprehensive loss (income) of associates and joint ventures accounted for using the equity method (Note 10)	—	(70)	182	—
Net other comprehensive income to be reclassified to profit or loss in subsequent periods	35	3,248	4,431	2,067
Revaluation increment on investment properties:	(2)	(1)	(1)	—
Depreciation of revaluation increment in investment properties transferred to property and equipment (Note 9)	(2)	(2)	(1)	(1)
Income tax related to revaluation increment charged directly to equity (Note 7)	—	1	—	1
Actuarial losses on defined benefit obligations:	(2,062)	(2,394)	(246)	(1,129)
Remeasurement in actuarial losses on defined benefit obligations (Note 25)	(2,947)	(3,409)	(352)	(1,613)
Income tax related to remeasurement adjustments (Note 7)	885	1,015	106	484
Share in the other comprehensive income of associates and joint ventures accounted for using the equity method (Note 10)	—	194	—	—
Net other comprehensive loss not to be reclassified to profit or loss in subsequent periods	(2,064)	(2,201)	(247)	(1,129)
Total Other Comprehensive Income (Loss) – Net of Tax	(2,029)	1,047	4,184	938
TOTAL COMPREHENSIVE INCOME	14,297	22,989	8,705	6,319
ATTRIBUTABLE TO:
Equity holders of PLDT	14,232	22,920	8,689	6,299
Noncontrolling interests	65	69	16	20
	14,297	22,989	8,705	6,319

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Nine Months Ended September 30, 2018 and 2017

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Treasury Shares under Employee Benefit Trust	Capital in Excess of Par Value	Other Equity Reserves	Retained Earnings	Other Comprehensive Income (Loss)	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2018	510	1,093	(6,505)	(940)	130,374	827	634	(19,151)	106,842	4,341	111,183
PFRS 15 and PFRS 9 adjustments (Note 2)	—	—	—	—	—	—	7,053	(4,500)	2,553	—	2,553
Total comprehensive income (loss):	—	—	—	—	—	—	16,269	(2,037)	14,232	65	14,297
Net income (Note 8)	—	—	—	—	—	—	16,269	—	16,269	57	16,326
Other comprehensive (loss) income (Note 6)	—	—	—	—	—	—	—	(2,037)	(2,037)	8	(2,029)
Cash dividends (Note 19)	—	—	—	—	—	—	(13,872)	—	(13,872)	(15)	(13,887)
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	(177)	—	(177)	—	(177)
Other equity reserves (Note 3)	—	—	—	—	—	(211)	—	—	(211)	—	(211)
Treasury shares under employee benefit trust	—	—	—	86	—	—	—	—	86	—	86
Acquisition and dilution of noncontrolling interests	—	—	—	—	25	—	—	—	25	(93)	(68)
Balances as at September 30, 2018 (Unaudited)	510	1,093	(6,505)	(854)	130,399	616	9,907	(25,688)	109,478	4,298	113,776

Balances as at January 1, 2017	510	1,093	(6,505)	—	130,488	—	3,483	(20,894)	108,175	362	108,537
Total comprehensive income:	—	—	—	—	—	—	22,314	606	22,920	69	22,989
Net income (Note 8)	—	—	—	—	—	—	21,878	—	21,878	64	21,942
Other comprehensive income (Note 6)	—	—	—	—	—	—	436	606	1,042	5	1,047
Cash dividends (Note 19)	—	—	—	—	—	—	(16,465)	—	(16,465)	(33)	(16,498)
Perpetual notes (Note 19)	—	—	—	—	—	—	—	—	—	4,200	4,200
Distribution charges on perpetual notes (Note 19)	—	—	—	—	—	—	(118)	—	(118)	—	(118)
Equity reserves	—	—	—	—	(127)	—	—	—	(127)	—	(127)
Acquisition and dilution of noncontrolling interests	—	—	—	—	—	—	—	—	—	(99)	(99)
Balances as at September 30, 2017 (Unaudited)	510	1,093	(6,505)	—	130,361	—	9,214	(20,288)	114,385	4,499	118,884

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2018 and 2017

(in million pesos)

	2018	2017
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	21,249	27,878
Adjustments for:
Depreciation and amortization (Note 9)	27,500	25,547
Interest on loans and other related items – net (Note 5)	5,049	5,332
Asset impairment (Note 5)	4,164	3,805
Pension benefit costs (Notes 5 and 25)	1,352	1,306
Foreign exchange losses – net (Notes 5 and 9)	891	787
Amortization of intangible assets (Notes 5 and 14)	641	622
Incentive plans (Notes 5 and 25)	127	638
Accretion on financial liabilities – net (Note 5)	108	169
Impairment of investments (Notes 10 and 11)	60	778
Losses (gains) on disposal of property and equipment (Note 9)	(8)	39
Equity share in net earnings of associates and joint ventures (Notes 5 and 10)	(199)	(2,734)
Gains on derivative financial instruments – net (Notes 5 and 27)	(1,053)	(650)
Interest income (Note 5)	(1,396)	(1,023)
Gain on disposal of financial assets at fair value through profit or loss	(144)	(6,614)
Others	(3,200)	(1,503)
Operating income before changes in assets and liabilities	55,141	54,377
Decrease (increase) in:
Prepayments	837	1,163
Advances and other noncurrent assets	243	1,045
Trade and other receivables	(12,385)	(5,462)
Inventories and supplies	(1,686)	(333)
Contract assets	356	—
Increase (decrease) in:
Customers’ deposits	20	7
Pension and other employee benefits	(4,849)	(5,417)
Other noncurrent liabilities	30	30
Accounts payable	4,977	(11,352)
Accrued expenses and other current liabilities	1,624	(3,160)
Net cash flows generated from operations	44,308	30,898
Income taxes paid	(1,686)	(3,543)
Net cash flows from operating activities	42,622	27,355
CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	904	953
Proceeds from:
Notes receivable	11,707	2,001
Disposal of financial assets at fair value through profit or loss	11,400	—
Proceeds from maturity of short-term investments	5,249	12,053
Disposal of investments	1,664	—
Disposal of property and equipment (Note 9)	276	445
Redemption of investment in debt securities	105	200
Disposal of investments in associates and joint ventures	46	12,000
Disposal of available-for-sale financial investments	—	1,000
Disposal of investment properties	—	319
Payments for:
Acquisition of intangible assets (Note 14)	(12)	(105)
Purchase of investments in associates and joint ventures (Note 10)	(111)	(5,594)
Interest capitalized to property and equipment (Notes 5 and 9)	(1,120)	(579)
Purchase of short-term investments	(8,699)	(17,815)
Purchase of property and equipment (Note 9)	(39,364)	(10,414)
Purchase of available-for-sale financial investments	—	(75)
Dividends received (Note 10)	—	833
Increase in advances and other noncurrent assets	(33)	(65)
Net cash flows used in investing activities	(17,988)	(4,843)

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Nine Months Ended September 30, 2018 and 2017

(in million pesos)

	2018	2017
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 20)	20,500	25,255
Derivative financial instruments (Note 27)	709	185
Issuance of perpetual notes (Note 19)	—	4,200
Payments for:
Debt issuance costs (Note 20)	(38)	(157)
Distribution charges on perpetual notes (Note 19)	(177)	(118)
Interest – net of capitalized portion (Notes 5 and 20)	(4,802)	(5,402)
Cash dividends (Note 19)	(13,798)	(16,464)
Long-term debt (Note 20)	(16,458)	(36,500)
Long-term financing for capital expenditures	—	(7,246)
Decrease in treasury shares under employee benefit trust	26	—
Net cash flows used in financing activities	(14,038)	(36,247)
NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,705	381
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,301	(13,354)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (Note 15)	32,905	38,722
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (Note 15)	45,206	25,368

See accompanying Notes to Consolidated Financial Statements.

PLDT INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

PLDT Inc. (formerly Philippine Long Distance Telephone Company), which we refer to as PLDT or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at September 30, 2018.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at September 30, 2018.  On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and its affiliates, or JG Summit Group.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at September 30, 2018, the JG Summit Group beneficially owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or PLDT Beneficial Trust Fund, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at September 30, 2018.  See Note 19 – Equity – Voting Preferred Stock and Note 26 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE.  On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5.00 per share.  Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility.  The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”.  There were approximately 25.8 million ADSs outstanding as at September 30, 2018.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the largest and most diversified telecommunications company in the Philippines which delivers data and multi-media services nationwide.  We have organized our business into business units based on our products and services and have three reportable operating segments which serve as the bases for management’s decision to allocate resources and evaluate operating performance.  Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in accordance with Philippine Financial Reporting Standards, or PFRSs, as issued by the Philippine Financial Reporting Standards Council, or FRSC.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial assets, financial assets at fair value through profit or loss, or FVPL, financial assets at fair value through other comprehensive, or FVOCI, certain available-for-sale financial investments, certain short-term investments and investment properties that are measured at fair values.

Our consolidated financial statements include adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods.  The results of operations for the nine months ended September 30, 2018 are not necessarily indicative of the results of operations that may be expected for the full year.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at September 30, 2018 and December 31, 2017:

			September 30, 2018		December 31, 2017
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Operations support servicing business	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC	Cayman Islands	Investment company	—	100.0	—	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Content provider, mobile applications development and services	—	100.0	—	100.0
Wifun, Inc., or Wifun	Philippines	Software developer and selling of WiFi access equipment	—	100.0	—	100.0
Telesat, Inc.(a)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Digitel Mobile Philippines, Inc., or DMPI, (a wholly-owned subsidiary of Digitel)	Philippines	Cellular mobile services	—	99.6	—	99.6
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(a)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
Talas Data Intelligence, Inc., or Talas	Philippines	Business infrastructure and solutions; intelligent data processing and implementation services and data analytics insight generation	100.0	—	100.0	—
ePLDT, Inc., or ePLDT:	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI, and Subsidiary, or IPCDSI Group	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	100.0
Curo Teknika, Inc., or Curo	Philippines	Managed IT outsourcing	—	100.0	—	100.0
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	100.0	—	100.0
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	95.0	—	67.0
netGames, Inc.(b)	Philippines	Gaming support services	—	57.5	—	57.5
Digitel:	Philippines	Telecommunications services	99.6	—	99.6	—
Digitel Information Technology Services, Inc.(a)	Philippines	Internet services	—	99.6	—	99.6
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	98.0	—	98.0	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pacific Global One Aviation Company, Inc., or PG1	Philippines	Air transportation business	65.0	—	65.0	—
Pilipinas Global Network Limited, or PGNL, and Subsidiaries	British Virgin Islands	Internal distributor of Filipino channels and content	64.6	—	64.6	—

			September 30, 2018		December 31, 2017
			(Unaudited)		(Audited)
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Others
PLDT Global Investments Holdings, Inc., or PGIH	Philippines	Investment company	100.0	—	100.0	—
PLDT Digital Investments Pte. Ltd., or PLDT Digital, and Subsidiaries	Singapore	Investment company	100.0	—	100.0	—
Mabuhay Investments Corporation, or MIC(a)	Philippines	Investment company	67.0	—	67.0	—
PLDT Global Investments Corporation, or PGIC	British Virgin Islands	Investment company	—	100.0	—	100.0
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.9	—	99.9
Voyager Innovations Holdings, Pte. Ltd. or VIH, (formerly eInnovations Holdings Pte. Ltd.)(c):	Singapore	Investment company	—	99.9	—	100.0
Voyager Innovations Investments Pte. Ltd., or VII, (formerly Takatack Holdings Pte. Ltd.)(d)	Singapore	Investment company	—	99.9	—	100.0
Voyager Innovations Singapore Pte. Ltd., or VIS, (formerly Takatack Technologies Pte. Ltd.)(e)	Singapore	Development and maintenance of IT-based solutions for communications and e-Commerce platforms	—	99.9	—	100.0
Takatack Malaysia Sdn. Bhd., or Takatack Malaysia	Malaysia	Development, maintenance and support services to enable the digital commerce ecosystem	—	99.9	—	100.0
Voyager Innovations, Inc., or Voyager	Philippines	Mobile applications and digital platform developer	—	99.9	—	100.0
Voyager Innovations Pte. Ltd., or VIP, (formerly ePay Investments Pte. Ltd.)(f)	Singapore	Investment company	—	99.9	—	100.0
PayMaya Philippines, Inc. or PayMaya	Philippines	Provide and market certain mobile payment services	—	99.9	—	100.0
PayMaya Operations Philippines, Inc., or PayMaya Ops	Philippines	Market, sell and distribute payment solutions and other related services	—	99.9	—	100.0
ePay Investments Myanmar, Ltd., or ePay Myanmar(g)	Myanmar	Investment company	—	99.9	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand(h)	Singapore	Solutions and systems integration services	—	99.9	—	85.0
Voyager Fintech Ventures Pte. Ltd., or Fintech Ventures	Singapore	Investment company	—	99.9	—	100.0
Fintqnologies Corporation, or FINTQ	Philippines	Development of financial technology innovations	—	99.9	—	100.0
Fintq Inventures Insurance Agency Corporation	Philippines	Insurance company	—	99.9	—	100.0

(a)	Ceased commercial operations.
(b)	Ceased commercial operations and under liquidation due to shortened corporate life to August 31, 2015.
(c)

On July 11, 2017, the Accounting and Corporate Regulatory Authority, or ACRA, of Singapore approved the change in business name of eInnovations Holdings Pte. Ltd. to Voyager Innovations Holdings Pte. Ltd.  On April 16, 2018, the ACRA of Singapore approved the transfer of VIH to PCEV.

(d)	On December 29, 2017, the ACRA of Singapore approved the change in business name of Takatack Holdings Pte. Ltd. to Voyager Innovations Investments Pte. Ltd.
(e)	On March 6, 2018, the ACRA of Singapore approved the change in business name of Takatack Technologies Pte. Ltd. to Voyager Innovations Singapore Pte. Ltd.
(f)	On January 25, 2018, the ACRA of Singapore approved the change in business name of ePay Investments Pte. Ltd. to Voyager Innovations Pte. Ltd.
(g)	On July 25, 2017, ePay Investments Myanmar, Ltd. was incorporated in Myanmar to engage in the business of providing support services on the development and provision of digital technology.
(h)	On January 15, 2018, VIH purchased from Phonix Investment Management Ltd. (formerly Kolipri Communications Ltd.) its 15% minority interest of 3rd Brand for a consideration of SG$1.00.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which PLDT obtains control, and continue to be consolidated until the date that such control ceases.  We control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT.  We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances.  All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and impact is presented as part of other equity reserves.

If PLDT loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE is obligated to sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and
•

Smart is obligated to sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 Megahertz, or MHz, of 3G frequency in the 2100 band and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum Cost Recovery Amount, or CRA, to enable PLDT to recover its investment in CURE includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs.  In a letter dated January 21, 2013, the NTC referred the computation of the CRA to the Commissioners of the NTC.

In a letter dated March 5, 2018, PLDT informed the NTC that it is waiving its right to recover any and all cost related to the 10MHz of 3G radio frequency previously assigned to CURE.  Accordingly, CURE will not claim any cost associated with it in the event of subsequent assignment by the NTC to another qualified telecommunication company.  With the foregoing, PLDT is deemed to have fully complied with its obligation to divest from CURE as a condition to the sale and transfer of Digitel shares to PLDT.

In 2018, Smart recognized full impairment of its receivable from CURE, due to uncertainty of collectability, and its investments in PHC and FHI, which holds the 97% and 3% interest in CURE, respectively.  These transactions were eliminated in our consolidated financial statements.

Incorporation of Talas

On June 9, 2015, the PLDT’s Board of Directors approved the incorporation of Talas, a wholly-owned subsidiary of PLDT.  Total subscription in Talas amounted to Php250 million, of which Php62.5 million was paid on May 25, 2015, for purposes of incorporation, and the balance of Php187.5 million was paid on May 16, 2016.  PLDT provided Talas an additional equity investment of Php120 million, Php150 million and Php115 million on January 31, 2017, February 28, 2017 and March 31, 2017, respectively, as approved by PLDT’s Board of Directors in June 2016.

Talas is tasked with unifying the digital data assets of the PLDT Group which involves the implementation of the Intelligent Data Fabric, exploration of revenue opportunities and the delivery of the big data capability platform.

Extension of Smart’s Congressional Franchise

On March 27, 1992, Philippine Congress granted a legislative franchise to Smart under Republic Act, or R.A., No. 7294 to establish, install, maintain, lease and operate integrated telecommunications, computer, electronic services, and stations throughout the Philippines for public domestic and international telecommunications, and for other purposes.  R.A. No. 7294 took effect on April 15, 1992, or 15 days from the date of its publication in at least two newspapers of general circulation in the Philippines.

On April 21, 2017, R.A. No. 10926, which effectively extends Smart’s franchise until 2042, was signed into law by the President of the Republic of the Philippines.  The law was published in a newspaper of general circulation on May 4, 2017 and took effect on May 19, 2017.

Decrease in Authorized Capital Stock and Amendment of the Articles of Incorporation of MIC

On May 30, 2017, the Board of Directors of MIC approved the (a) reduction of MIC’s authorized capital stock from Php2,028 million divided into 20 million shares to Php1,602 million by decreasing the par value per share from Php100.00 to Php79.00, or the Decrease in Capital, and (b) the corresponding amendment to the Seventh Article of the Articles of Incorporation of MIC, or the Amendment of Articles.  On the same date, the Decrease in Capital and Amendment of Articles were approved by the stockholders representing at least two thirds of the outstanding shares of MIC.  The application for approval of the Decrease in Capital and Amendment of Articles was filed with the Philippine Securities and Exchange Commission, or Philippine SEC, on July 11, 2017 and was approved on December 18, 2017.

Transfer of SBI’s Home Broadband Subscription Assets to PLDT

On September 26, 2017, the Board of Directors of PLDT and SBI, a subsidiary providing wireless broadband services, approved the sale and transfer of SBI’s trademark and subscribers, and all of SBI’s assets, rights and obligations directly or indirectly connected to its HOME Ultera and HOMEBRO Wimax businesses to PLDT.  The transfer was effective January 1, 2018.  Subscription assets and trademark are amortized over two years and 10 years, respectively, using the straight-line method of accounting.

SBI’s businesses are currently being managed by PLDT pursuant to the Operations Maintenance and Management Agreement between PLDT and SBI effective October 1, 2012.  Subsequent to the transfer, SBI will continue to provide broadband services to its existing Canopy subscribers using a portion of Smart’s network.  The transfer is in accordance with the said agreement and in order to achieve the expected benefits, as follows:

•	Seamless upgrades of PLDT products;
•	Flexibility for business in cross-selling of PLDT products; and
•	Enhanced customer experience.

On December 18, 2017, PLDT settled the partial consideration to SBI amounting to Php1,294 million.  The remaining balance of Php1,152 million was fully paid on July 31, 2018.

This transaction was eliminated in our consolidated financial statements.

Transfer of iCommerce Pte. Ltd., or iCommerce, to PLDT Online

On December 14, 2017, VIH and PLDT Online entered into a Sale and Purchase Agreement, or SPA, whereby VIH sold all of its 10 thousand ordinary shares in iCommerce to PLDT Online for a total purchase price of SG$1.00.  On the same date, VIH assigned its loans receivables from iCommerce to PLDT Online amounting to US$8.6 million.  In consideration, a total of US$8.9 million, inclusive of interest, was fully paid by PLDT  Online to VIH in February 2018.  See Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures – iCommerce’s Investment in PHIH.

Issuance of Perpetual Notes

In 2017, Smart issued various perpetual notes, including Php1,100 million perpetual notes to Rizal Commercial Banking Corporation, or RCBC, Trustee of PLDT’s Redemption Trust Fund.  See Note 19 – Equity – Perpetual Notes.

Agreement between PLDT, Smart and Amdocs Philippines, Inc., or Amdocs

On January 24, 2018, PLDT and Smart entered into a seven-year, US$300 million Managed Transformation Agreement with Amdocs, a leading provider of software and services to communications and media companies, to upgrade PLDT’s business IT systems and improve its business processes and services, aimed at enhancing consumer satisfaction, reducing costs and generating increased revenues.

On September 28, 2018, PLDT and Amdocs expanded their strategic partnership under a new six-year service agreement to consolidate, modernize and manage PLDT and Smart’s IT Infrastructure, to further enhance customer experience and engagement.

Consolidation of the Digital Investments of Smart under PCEV

On February 27, 2018, the Board of Directors of PCEV approved the consolidation of the various Digital Investments under PCEV, which was carried out through the following transactions:

(i)

PCEV entered into a Share Purchase Agreement with Voyager to purchase 53 million ordinary shares of VIH, representing 100% of the issued and outstanding ordinary shares of VIH, for a total consideration of Php465 million.  The total consideration was settled on March 15, 2018, while the transfer of shares to PCEV was completed on April 6, 2018;

(ii)

VIH entered into a Share Purchase Agreement with Smart to purchase all of its 170 million common shares of Voyager for a total consideration of Php3,527 million.  The total consideration was settled on April 16, 2018; and

(iii)

PCEV entered into a Subscription Agreement with VIH to subscribe to additional 96 million ordinary shares of VIH, with a par value of SG$1.00 per ordinary share, for a total subscription price of SG$96 million, or Php3,806 million, which was settled on April 13, 2018.

PCEV continues to provide additional funding to VIH for its ongoing business operations and expansion requirements, including its operating subsidiaries.  These transactions were eliminated in our consolidated financial statements.

ePLDT’s Additional Investment in ePDS

On August 7, 2018, the Board of Directors of ePLDT approved the additional investment in ePDS amounting to Php66 million, thereby increasing its equity interest in ePDS from 67% to 95%.

External Funding in VIH

On October 4, 2018, PLDT, as the ultimate Parent Company of PCEV, VIH, Vision Investment Holdings Pte. Ltd., or Vision, an entity indirectly controlled by KKR & Co., Inc., or KKR, and Cerulean Investment Limited, or Cerulean, an entity indirectly owned and controlled by Tencent Holdings Limited, or Tencent, entered into subscription agreements under which Vision and Cerulean, or the Lead Investors, will separately subscribe to and VIH will allot and issue to the Lead Investors a total of up to US$175 million Convertible Class A Preferred Shares of VIH, with an option for VIH to allot and issue up to US$50 million Convertible Class A Preferred Shares to such follower investors as may be agreed among VIH, PLDT and the Lead Investors, or the upsize option.

Upon the closing of the transaction, which is expected within the fourth quarter of 2018, PLDT will remain as the majority shareholder of VIH and will continue to be involved in VIH’s digital payments, Lendr and freenet businesses, amongst others.  However, if VIH were to issue additional shares to the follower investors pursuant to its upsize option, PLDT’s ownership in VIH will be reduced to less than 50% while still remaining as the largest shareholder.

The foregoing investment in VIH is not subject to the compulsory merger notification regime under the Philippine Competition Act and its implementing Rules and Regulations.  In addition, the Bangko Sentral ng Pilipinas confirmed that it interposes no objection to the investment.

New and Amended Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year, except that the PLDT Group has adopted the following amendments starting January 1, 2018.  Except for amendments to PFRS 9, Financial Instruments, and PFRS 15, Revenue from Contracts with Customers, the adoption of these amendments did not have any significant impact on PLDT Group’s financial position or performance.

•	Amendments to PFRS 4, Insurance Contracts, Applying PFRS 9, Financial Instruments, with PFRS 4
•	Amendments to Philippine Accounting Standards, or PAS, 28, Measuring an Associate or Joint Venture at Fair Value (Part of Annual Improvements to PFRSs 2014 - 2016 Cycle)
•	Amendments to PAS 40, Investment Property, Transfers of Investment Property
•	Philippine Interpretation to International Financial Reporting Interpretations Committee, or IFRIC, 22, Foreign Currency Transactions and Advance Consideration
•	PFRS 1, First-time Adoption of International Financial Reporting Standards (Part of Annual Improvements to PFRSs 2014 - 2016 Cycle)
•	PFRS 9

In July 2014, the FRSC issued the final version of PFRS 9 that replaces PAS 39, Financial Instruments: Recognition and Measurement and all previous versions of PFRS 9.  PFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.  PFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.  Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory.  For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

We have initially adopted the new standard on the required effective date and will not restate comparative information.  Therefore, the comparative information for 2017 is reported under PAS 39 and is not comparable to the information presented for 2018.  Differences arising from the adoption of PFRS 9 have been recognized directly in retained earnings as at January 1, 2018.

Classification and measurement

Except for certain trade receivables, under PFRS 9, we initially measure a financial asset at its fair value plus, in the case of a financial asset not at FVPL, transaction costs that are directly attributable to the acquisition or issue of the financial asset.

Under PFRS 9, debt financial instruments are subsequently measured at FVPL, amortized cost, or FVOCI with recycling of gains or losses to profit or loss upon derecognition.  The classification is based on two criterias:
(1) whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding, or the SPPI criterion; and (2) our business model for managing the financial assets.

A debt instrument is measured at amortized cost if it meets both criteria, which business model’s objective is to hold assets to collect contractual cash flows, and is not designated as at FVPL.  This category includes trade and other receivables, and loans included under other financial assets – net of current portion.

A debt instrument is measured at FVOCI if it meets both criteria which business model’s objective is achieved by both collecting contractual cash flows and selling financial assets, and is not designated as at FVPL.

On initial recognition of equity instruments that are not held for trading, we may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.  This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVPL.  Financial assets at FVPL include all derivative instruments, equity instruments that are held for trading and equity instruments that are not held for trading which we have not irrevocably elected, at initial recognition or transition, to classify at FVOCI.  This category would also include debt instruments whose cash flow characteristic meet the SPPI criterion, but business model is neither hold assets to collect contractual cash flows nor collecting contractual cash flows and selling financial assets.

Under PAS 39, our quoted and unquoted equity securities were classified as available-for-sale financial assets.  Upon transition, the available-for-sale reserve relating to these equity securities, which had been previously accumulated under other comprehensive income, was reclassified to retained earnings.

The assessment of our business models was made as at the date of initial application, January 1, 2018, and applied modified retrospectively to those financial assets that were not derecognized before January 1, 2018.  The assessment of whether contractual cash flows on debt instruments are solely payments of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The following summarizes the impact of transition to PFRS 9 on available-for-sale reserves and retained earnings as at January 1, 2018:

(in million pesos)
Reserve
Reclassification of investment securities from available-for-sale to FVPL (Note 6)	(4,500)
Retained Earnings
Investment securities from available-for-sale to FVPL	4,500

Impairment

PFRS 9 requires recording of expected credit losses, or ECL, for all debt securities not classified as at FVPL, together with contract assets, loan commitments and financial guarantee contracts.  ECL represents credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions.  In comparison, the present incurred loss model recognizes lifetime credit losses only when there is objective evidence of impairment.  The ECL model eliminates the threshold or trigger event required under the incurred loss model, and lifetime ECL is recognized earlier under PFRS 9.

The objective of the new impairment model is to record lifetime losses on all financial assets which have experienced a significant increase in credit risk from initial recognition.  As a result, ECL allowances will be measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk since initial recognition (General Approach).  The 12-month ECL is the portion of lifetime ECL that results from default events on a financial instrument that are possible within the 12 months after the reporting date.  Lifetime ECL are credit losses that results from all possible default events over the expected life of a financial instrument.  The credit risk of a particular exposure is deemed to have increased significantly since initial recognition if, based on our internal credit assessment, the counterparty is determined to require close monitoring or with well-defined credit weakness.

Financial assets have the following staging assessment, depending on the quality of the credit exposures:

For non-credit-impaired financial assets:

•

Stage 1 financial assets are comprised of all non-impaired financial instruments which have not experienced a significant increase in credit risk since initial recognition.  We recognize a 12-month ECL for Stage 1 financial assets.

•

Stage 2 financial assets are comprised of all non-impaired financial assets which have experienced a significant increase in credit risk since initial recognition.  We recognize a lifetime ECL for Stage 2 financial assets.

For credit-impaired financial assets:

•

Financial assets are classified as Stage 3 when there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition with a negative impact on the estimated future cash flows of a loan or a portfolio of loans.  The ECL model requires that lifetime ECL be recognized for impaired financial assets.

PFRS 9 provides some operational simplifications for short-term trade receivables, lease receivables and contract assets by introducing an alternative simplified approach.  Under the simplified approach, there is no more requirement to determine at reporting date whether a credit exposure has significantly increased in credit risk or not.  Credit exposures under the simplified approach will be subject only to lifetime ECL.  In addition, PFRS 9 allows the use of a provision matrix approach or a loss rate approach as a practical expedient when measuring ECL, so long as these methodologies reflects a probability-weighted outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date, about past events, current conditions and forecasts of future economic conditions.

ECL is a function of the risk of a default occurring and the magnitude of default, with the timing of the loss also considered, and is estimated by incorporating forward-looking economic information and through the use of experienced credit judgment.

The risk of a default occurring represents the likelihood that a credit exposure will not be repaid and will go into default in either a 12-month horizon for Stage 1 assets or lifetime horizon for Stages 2 and 3 assets.  The risk of a default occurring for each individual instrument is modelled based on historical data and is estimated based on current market conditions and reasonable and supportable information about future economic conditions.  We segmented the credit exposures based on homogenous risk characteristics and applied a specific ECL methodology for each.  The methodology for each relevant portfolio is determined based on the underlying nature or characteristic of the portfolio, behavior of the accounts and materiality of the segment as compared to the total portfolio.

The magnitude of default represents the amount that may not be recovered in the event of default and is determined based on the historical cash flow recoveries and reasonable and supportable information about future economic conditions, where appropriate.

We have incorporated forward-looking information into both assessment of whether the credit risk of an instrument has increased significantly since its initial recognition and measurement of ECL.  A broad range of forward-looking information will be considered as economic inputs such as the Philippine Gross Domestic Product, Retail Price Index, Unemployment Rates and other economic indicators.  Based on our assessment, the impact was not material taken as a whole.

We plan to apply the simplified approach and record lifetime ECL on all trade receivables and contract assets.  For other debt financial assets measured at amortized cost, the general approach will be applied, measuring either a 12-month or lifetime ECL, depending on the extent of the deterioration of the credit quality from origination.  The new impairment requirements will impact the current impairment methodologies of the debt securities classified as at amortized cost or at FVOCI and the corresponding impairment allowance levels.

Hedge accounting

The new hedge accounting model under PFRS 9 aims to simplify hedge accounting, align the accounting for hedge relationships more closely with an entity’s risk management activities and permit hedge accounting to be applied more broadly to a greater variety of hedging instruments and risks eligible for hedge accounting.

We determined that all existing hedge relationships that are currently designated in effective hedging relationships will continue to qualify for hedge accounting under PFRS 9.  We have chosen not to retrospectively apply PFRS 9 on transition to the hedges where we excluded the forward points from the hedge designation under PAS 39.  As PFRS 9 does not change the general principles of how an entity accounts for effective hedges, applying the hedging requirements of PFRS 9 will not have a significant impact on the consolidated financial statements.

We have implemented existing governance framework, ensuring appropriate controls and validations are in place over key processes and judgments in implementing PFRS 9.  We are continuously refining our internal controls and processes which are relevant in the proper implementation of PFRS 9.

•PFRS 15

We have initially adopted PFRS 15 from January 1, 2018.  The effect of initially applying these standards is mainly attributed to the following:

•Earlier recognition of revenue from non-service component

•Recognition of financing component of existing contracts

PFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced PAS 18, Revenue Recognition, PAS 11, Construction Contracts, and related interpretations. We have adopted PFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognized at the date of initial application (i.e. January 1, 2018).  Accordingly, the information presented for 2017 has not been restated – i.e. it is presented, as previously reported, under PAS 18, PAS 11 and related interpretations.  The following table summarizes the impact, net of tax, of transition to PFRS 15 on retained earnings at January 1, 2018.

(in million pesos)
Retained Earnings
Early adoption of non-service component	2,944
Contracts without subsidies	(125)
Financing component	(266)
Impact at January 1, 2018	2,553

The details of the new significant accounting policies and the nature of the changes to previous accounting policies in relation to various goods and services are set out below.  Under PFRS 15, revenue is recognized when a customer obtains control of the goods or services.  Determining the timing of the transfer of control
– at a point in time or over time – requires judgment.

Type of product/ service	Nature, timing of satisfaction of performance obligations, significant payment terms	Nature of change in accounting policy
Bundled plans

Revenues are recognized based on the allocation of the transaction price to the different performance obligations based on their stand-alone selling prices.  The stand-alone selling prices will be determined based on the list prices at which we sell the non-service component or rendering of the service component in separate transactions.

PFRS 15 did not have significant impact on our accounting policies as this only entails reclassification between service and non-service revenues.

Sale of handset/equipment	Customers obtain control when the goods are delivered to and have been accepted at their premises.	Under PAS 18, revenue for some contracts was based on the cash payment received. Revenue recognition was deferred over the contract period.

Under PFRS 15, revenue shall be recognized as the performance obligations are satisfied by transferring a promised good or service.

The impact of these changes on items other than revenue are an increase in trade receivable and new contract asset.

Significant financing component

We assessed that the handset component included in contracts with customers have significant financing component considering the period between the customer’s payment of the price of the handset and time of the transfer of control over the handset, which is more than one year.

Under PFRS 15, an entity shall adjust the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provides the customer or the entity with a significant benefit of financing the transfer of goods or services to the customer.

The impact of these changes on items other than revenue are a decrease in contract asset and increase in interest income.

Summary of Significant Accounting Policies

The following is the summary of significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method.  The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree.  For each business combination, we elect whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.  This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.  The fair value of previously held equity interest is then included in the amount of total consideration transferred.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss.  Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests and any previous interest held, over the net identifiable assets acquired and liabilities assumed.  If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, we reassess whether we correctly identified all of the assets acquired and all of the liabilities assumed and review the procedures used to measure the amounts to be recognized at the acquisition date.  If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain on a bargain purchase is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete.  During the measurement period, which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.  During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence.  Significant influence is the power to participate in the financial and operating policy decisions of the investee but has no control nor joint control over those policies.  The existence of significant influence is presumed to exist when we hold 20% or more, but less than 50% of the voting power of another entity.  Significant influence is also exemplified when we have one or more of the following: (a) a representation on the board of directors or the equivalent governing body of the investee; (b) participation in policy-making processes, including participation in decisions about dividends or other distributions; (c) material transactions with the investee; (d) interchange of managerial personnel with the investee; or (e) provision of essential technical information.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.  The cost of the investments includes directly attributable transaction costs.  The details of our investments in associates are disclosed in Note 10 – Investments in Associates and Joint Ventures – Investments in Associates.

Under the equity method, an investment in an associate is carried at cost plus post acquisition changes in our share of net assets of the associate.  Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment.  Our consolidated income statement reflects our share in the financial performance of our associates.  Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and consolidated statement of changes in equity.  Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interests in those associates.

Our share in the profits or losses of our associates is included under “Other income (expenses)” in our consolidated income statement.  This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances.  When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates.  We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired.  If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value.  Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in our consolidated financial statements.

Joint Arrangements

Joint arrangements are arrangements with respect to which we have joint control, established by contracts requiring unanimous consent from the parties sharing control for decisions about the activities that significantly affect the arrangements’ returns.  They are classified and accounted for as follows:

•

Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation in accordance with the PFRS applicable to the particular assets, liabilities and transactions.

•	Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, the same as our accounting for investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements.  Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies.  The details of our investments in joint ventures are disclosed in Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture.  Our investment in the joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control over the joint venture, we measure and recognize our retained investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate with no remeasurement.

Current Versus Noncurrent Classifications

We present assets and liabilities in our consolidated statements of financial position based on current or noncurrent classification.

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as noncurrent.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;
•	It is held primarily for the purpose of trading;
•	It is due to be settled within twelve months after the reporting period; or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the period.

We classify all other liabilities as noncurrent.

Deferred income tax assets and liabilities are classified as noncurrent assets and liabilities, respectively.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency.  The Philippine peso is the currency of the primary economic environment in which we operate.  This is also the currency that mainly influences the revenue from and cost of rendering products and services.  Each entity in our Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for the subsidiaries discussed below) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period.  All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.  The gain or loss arising from transactions of non-monetary items measured at fair value is treated in line with the recognition of this gain or loss on the change in fair value of the items (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of SMHC, FECL Group, PLDT Global and certain of its subsidiaries, Digitel Capital Philippines Ltd., or DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC is the U.S. dollar; the functional currency of VIP, VIH, VII, VIS, iCommerce, Fintech Ventures, 3rd Brand, Chikka Pte. Ltd., or CPL, and ABM Global Solutions Pte. Ltd., or AGSPL, is the Singaporean dollar; the functional currency of Chikka Communications Consulting (Beijing) Co. Ltd., or CCCBL, is the Chinese renminbi; the functional currency of ABMGS Sdn. Bhd., or AGS Malaysia, and Takatack Malaysia, is the Malaysian ringgit; the functional currency of PT Advance Business Microsystems Global Solutions, or AGS Indonesia, is the Indonesian rupiah; and the functional currency of ePay Myanmar is the Myanmar kyat.  As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month.  The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments.  Upon disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries is recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change.  The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change.  The resulting translated amounts for non-monetary items are treated as the new historical cost.  Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets within the scope of PAS 39 are classified as financial assets at FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each reporting date.

Financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

From January 1, 2018, under PFRS 9, the classification of financial instruments at initial recognition depends on their contractual terms and the business model for managing the instruments.  Financial instruments are initially measured at their fair value. Except in the case of financial assets not recorded at FVPL, transaction costs that are directly attributable to the acquisition or issue are added to this amount. Trade receivables are measured at the transaction price.

We classify all of the financial assets based on the business model for managing the assets and the assets’ contractual terms, measured at either:

•	Amortized cost
•	FVOCI
•	FVPL

We classify and measure the derivative at FVPL.  We may designate financial instruments at FVPL, if so doing eliminates or significantly reduces measurement or recognition inconsistencies.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at amortized cost

From January 1, 2018, we measure financial assets at amortized cost if both of the following conditions are met:

•	The characteristics of the contractual cash flows are that of solely payments of the principal amount and interest.
•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows

The details of these conditions are outlined below.

The SPPI test

As a second step of the classification process, we assess the contractual terms of financial assets to identify whether they meet the SPPI test.

‘Principal’ for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset (for example, if there are repayments of principal or amortization of the premium/discount).

The most significant elements of interest within a lending arrangement are typically the consideration for the time value of money and credit risk.  To make the SPPI assessment, we apply judgment and consider relevant factors such as the currency in which the financial asset is denominated, and the period for which the interest rate is set.

In contrast, contractual terms that introduce a more than de minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding.  In such cases, the financial asset is required to be measured at FVPL.

Business model assessment

We determine the business model at the level that best reflects how we manage groups of financial assets to achieve our business objective.

Our business model is not assessed on an instrument-by-instrument basis, but at a higher level of aggregated portfolios and is based on observable factors such as:

•	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the entity's key management personnel.
•	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way those risks are managed.
•	How managers of the business are compensated (for example, whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected).
•	The expected frequency, value and timing of sales are also important aspects of our assessment.

The business model assessment is based on reasonably expected scenarios without taking ‘worst case’ or ‘stress case’ scenarios into account.  If cash flows after initial recognition are realized in a way that is different from our original expectations, we do not change the classification of the remaining financial assets held in that business model but incorporates such information when assessing newly originated or newly purchased financial assets going forward.

Our financial assets at amortized cost include debt instruments at amortized cost, cash and cash equivalents, short-term investments, trade and other receivables, contract assets and other current financial assets as at September 30, 2018.  See Note 12 – Debt Instruments at Amortized Cost/Investments in Debt Securities and Other Long-term Investments, Note 15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Financial assets at FVOCI

From January 1, 2018, financial assets in this category include debt instruments that meet the SPPI criterion and are held within a business model whose objective are both to collect cash flows and to sell the financial assets.  These assets are subsequently measured at fair value.  Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss.  Other net gains and losses are recognized in other comprehensive income.  On derecognition, gains and losses accumulated in other comprehensive income are reclassified to profit or loss.

Our financial asset at FVOCI include portions of derivative financial assets and Metro Pacific Investments Corporation, or MPIC, receivables as at September 30, 2018.  See Note 24 – Related Party Transactions and Note 27 – Financial Assets and Liabilities.

Financial assets at FVPL

From January 1, 2018, financial assets in this category comprise derivative instruments and quoted equity instruments which the management had not irrevocably elected, at initial recognition or transition, to classify at FVOCI.  This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell.  This category would also include, upon initial recognition, when the management irrevocably designates, the debt instrument that otherwise meets the requirements to be measured at amortized cost or at FVOCI.

Financial assets at FVPL are recorded in the statement of financial position at fair value.  Changes in fair value are recorded in profit and loss. Interest earned or incurred on instruments designated at FVPL is accrued in interest income or interest expense, respectively, using the effective interest rate, or EIR, taking into account any discount/ premium and qualifying transaction costs being an integral part of instrument.  Interest earnt on assets mandatorily required to be measured at FVPL is recorded using contractual interest rate. Dividend income from equity instruments measured at FVPL is recorded in profit or loss as other operating income when the right to the payment has been established.

A derivative is a financial instrument or other contract with all three of the following characteristics:

•

Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, it is not specific to a party to the contract (i.e., the ‘underlying’).

•	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts expected to have a similar response to changes in market factors.
•	It is settled at a future date.

Our financial assets at FVPL include derivative financial assets and equity investments as at September 30, 2018.  See Note 11 – Financial Assets at FVPL/Available-for-Sale Financial Investments and Note 27 –Financial Assets and Liabilities.

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL.  Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term.  Derivative assets, including separated embedded derivatives, are also classified as held-for-trading unless they are designated as effective hedging instruments as defined by PAS 39.  Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in fair value recognized in our consolidated income statement under “Other income (expenses) – Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income (expenses) – Others” for non-derivative financial assets.  Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Other income (expenses) – Interest income” and “Other income (expenses) – Others”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met:
(i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the group of financial assets is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at FVPL.  These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement.  Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Our financial assets at FVPL include listed and unlisted equity securities and portions of derivative financial assets as at December 31, 2017.  See Note 27 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market.  After initial measurement, such financial assets are carried at amortized cost using the EIR method less impairment.  This method uses an EIR that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset.  Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.  Interest earned is recorded in “Other income (expenses) – Interest income” in our consolidated income statement.  Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include portions of investment in debt securities and other long-term investments, cash and cash equivalents, short-term investments, trade and other receivables, and portions of advances and other noncurrent assets as at December 31, 2017.  See Note 12 – Debt Instruments at Amortized Cost/ Investment in Debt Securities and Other Long-term Investments, Note 15 – Cash and Cash Equivalents, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity.  After initial measurement, HTM investments are measured at amortized cost using the EIR method.  Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process.  Interest earned is recorded in “Other income (expenses) – Interest income” in our consolidated income statement.  Assets in this category are included in current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include portions of investment in debt securities and other long-term investments as at December 31, 2017.  See Note 12 – Debt Instruments at Amortized Cost/Investment in Debt Securities and Other Long-term Investments and Note 27 – Financial Assets and Liabilities.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities.  Equity investments classified as available-for-sale are those that are neither classified as held-for-trading nor designated at FVPL.  Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to liquidity requirements or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the “Net gains (losses) on available-for-sale financial investments – net of tax” account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in “Other income (expense) – net”  in our consolidated income statement.  Available-for-sale investments in equity instruments that do not have a quoted price in an active market and whose fair value cannot be reliably measured shall be measured at cost.

Interest earned on holding available-for-sale financial investments are included under “Other income (expenses) – Interest income” using the EIR method in our consolidated income statement.  Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income (expenses) – net” when the right to receive payment has been established.  These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months from the end of the reporting period.

We evaluate whether the ability and intention to sell our available-for-sale financial investments in the near term is still appropriate.  When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments.  Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future.  Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

For a financial investment reclassified from the available-for-sale category, the fair value at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in other comprehensive income is amortized to profit or loss over the remaining life of the investment using the EIR method.  Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR method.  If the asset is subsequently determined to be impaired, then the amount recorded in other comprehensive income is reclassified to our consolidated income statement.

Our available-for-sale financial investments include listed and unlisted equity securities as at December 31, 2017.  See Note 11 – Financial Assets at FVPL/Available-for-Sale Financial Investments and Note 27 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at FVPL, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate.  We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL.  Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term.  Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments as defined by PAS 39.  Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income (expenses) – net” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the group of financial liabilities is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only-currency swaps and interest rate swaps as at September 30, 2018 and December 31, 2017.  See Note 27 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included under “Other income (expense) – Financing costs – net” in our consolidated income statement.

Our other financial liabilities include interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures, accounts payable, and accrued expenses and other current liabilities (except for statutory payables) as at September 30, 2018 and December 31, 2017.  See Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities, Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction.  The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability.  In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized.  For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.  Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Impairment of Trade and Other Receivables

Individual impairment

Retail subscribers

We recognize impairment losses for the whole amount of receivables from permanently disconnected wireless and fixed line subscribers.  Subscribers are permanently disconnected after a series of collection steps following nonpayment by postpaid subscribers.  Such permanent disconnection usually occurs within a predetermined period from the last statement date.

We also recognize impairment losses for accounts with extended credit arrangements or promissory notes.

Corporate subscribers

Receivables from corporate subscribers are provided with impairment losses when they are specifically identified as impaired.  Full allowance is generally provided for the whole amount of receivables from corporate accounts based on aging of individual account balances.  In making this assessment, we take into account normal payment cycle, payment history and status of the account.

Foreign administrations and domestic carriers

For receivables from foreign administration and domestic carriers, impairment losses are recognized when they are specifically identified as impaired regardless of the age of balances.  Full allowance is generally provided after quarterly review of the status of settlement with the carriers.  In making this assessment, we take into account normal payment cycle, counterparty carrier’s payment history and industry-observed settlement periods.

Dealers, agents and others

Similar to carrier accounts, we recognize impairment losses for the full amount of receivables from dealers, agents and other parties based on our specific assessment of individual balances based on age and payment habits, as applicable.

Collective impairment

Postpaid wireless and fixed line subscribers

We estimate impairment losses for temporarily disconnected accounts for both wireless and fixed line subscribers based on the historical trend of temporarily disconnected accounts which eventually become permanently disconnected.  Temporary disconnection is initiated after a series of collection activities is implemented, including the sending of a collection letter, call-out reminders and collection messages via text messaging.  Temporary disconnection generally happens 90 days after the due date of the unpaid balance.  If the account is not settled within 60 days from temporary disconnection, the account is permanently disconnected.

We recognize impairment losses on our postpaid wireless and fixed line subscribers through net flow-rate methodology which is derived from account-level monitoring of subscriber accounts between different age brackets, from current to 120 days past due.  The criterion adopted for making the allowance for doubtful accounts takes into consideration the calculation of the actual percentage of losses incurred on each range of accounts receivable.

Other subscribers

Receivables that have been assessed individually and found not to be impaired are then assessed collectively based on similar credit risk characteristics to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident in the individual impairment assessment.  Retail subscribers are provided with collective impairment based on a certain percentage derived from historical data/statistics.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Allowance for Doubtful Accounts, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities – Impairment Assessments for further disclosures relating to impairment of financial assets.

Financial assets at amortized cost

For financial assets at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant.  If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses, or ECL, that have not yet been incurred).  The present value of the estimated future cash flows is discounted at the financial asset’s original EIR.  If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement.  Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset.  The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us.  If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account.  Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date.  If a write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.  The determination of what is “significant” or “prolonged” requires judgment.  We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months assessed against the period in which the fair value has been below its original cost.  When a decline in the fair value of an available-for-sale financial investment has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized.  The amount of the cumulative loss that is reclassified from other comprehensive income to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.  If available-for-sale equity security is impaired, any further decline in the fair value at subsequent reporting date is recognized as impairment.  Therefore, at each reporting period, for an equity security that was determined to be impaired, additional impairments are recognized for the difference between fair value and the original cost, less any previously recognized impairment.  Impairment losses on equity investments are not reversed in profit or loss.  Subsequent increases in the fair value after impairment are recognized in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost.  However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in our consolidated income statement.  Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss.  Such accrual is recorded as part of “Other income (expense) – Interest income” in our consolidated income statement.  If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable as part of a financial asset or part of a group of similar financial assets) is primarily derecognized when: (1) the right to receive cash flows from the asset has expired; or (2) we have transferred the right to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the right to receive cash flows from an asset or have entered into a “pass-through” arrangement and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability.  The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with foreign currency fluctuations and interest rates.  Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value.  Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.  The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques.  See Note 27 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Other income (expense) – Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.  The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.  Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.  In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging instrument is recognized in the consolidated income statement as financing cost.  The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method.  EIR amortization may begin as soon as adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated income statement.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement.  See Note 27 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast transaction occurs.  Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement.  If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an interest rate swap agreement to hedge our interest rate exposure and a long-term principal only-currency swap agreement to hedge our foreign exchange exposure on certain outstanding loan balances.  See Note 27 – Financial Assets and Liabilities.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.  The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

We recognize transfers into and transfers out of fair value hierarchy levels as at the date of the event or change in circumstances that caused the transfer.

Property and Equipment

Property and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses.  Land is stated at cost less any impairment in value.  The initial cost of property and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property and equipment to its working condition and location for its intended use.  Such cost includes the cost of replacing component parts of the property and equipment when the cost is incurred, if the recognition criteria are met.  When significant parts of property and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly.  Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied.  All other repairs and maintenance costs are recognized as expense as incurred.  The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met.

Depreciation and amortization commence once the property and equipment are available for their intended use and are calculated on a straight-line basis over the estimated useful lives of the assets.  The estimated useful lives used in depreciating our property and equipment are disclosed in Note 9 – Property and Equipment.

The residual values, estimated useful lives, and methods of depreciation and amortization are reviewed at least at each financial year-end and adjusted prospectively, if appropriate.

An item of property and equipment and any significant part initially recognized are derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.

Property under construction is stated at cost less any impairment in value.  This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction.  Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Property under construction is transferred to the related property and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset.  Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.  Capitalization of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and borrowing costs are incurred.  Borrowing costs are capitalized until the assets are substantially completed for their intended use or sale.

All other borrowing costs are expensed as incurred.  Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term.  We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property and equipment.  The amount of asset retirement obligations is accreted and such accretion is recognized as interest expense.  See Note 9 – Property and Equipment and Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs.  Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the reporting date.  Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect.  Fair values are determined based on an amount evaluation performed by a Philippine SEC accredited external independent valuer applying a valuation model recommended by the International Valuation Standards Committee.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefit is expected from their disposal.  Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use.  For a transfer from investment property to owner-occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use.  If owner-occupied property becomes an investment property, we account for such property in accordance with the policy stated under property and equipment up to the date of change in use.  The difference between the carrying amount of the owner-occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income.  On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition.  The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition.  Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.  The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the economic useful life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired.  At the minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level.  The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable.  If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 14 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in our consolidated income statement when the asset is derecognized.

Internally generated intangibles are not capitalized, and the related expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular and landline phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted for using the weighted average cost method.  Net realizable value is determined by either estimating the selling price in the ordinary course of business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired.  If any indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use.  The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets.  When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining the fair value less costs of disposal, recent market transactions are taken into account.  If no such transactions can be identified, an appropriate valuation model is used.  Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased.  If such indication exists, we make an estimate of the recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  If this is the case, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in our consolidated income statement.  After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property and equipment and intangible assets with definite useful lives

For property and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets, Note 9 – Property and Equipment and Note 14 – Goodwill and Intangible Assets for further disclosures relating to impairment of non-financial assets.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired.  If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount.  The amount of impairment loss is recognized in our consolidated income statement.  See Note 10 – Investments in Associates and Joint Ventures for further disclosures relating to impairment of non-financial assets.

Goodwill

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.  Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates.  When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized.  Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible asset with indefinite useful life

Intangible asset with indefinite useful life is not amortized but is tested for impairment annually either individually or at the CGU level, as appropriate.  We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset or the CGU, and its carrying amount and recognize the amount of impairment in our consolidated income statement.  Impairment losses relating to intangible assets can be reversed in future periods.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets and Note 14 – Goodwill and Intangible Assets – Impairment testing of goodwill and intangible assets with indefinite useful life for further disclosures relating to impairment of non-financial assets.

Investment in Debt Securities

Investment in debt securities consists of time deposits and government securities which are carried at amortized cost using the EIR method.  Interest earned from these securities is recognized under “Other income (expense) – Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks.  Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Fair Value Measurement

We measure financial instruments such as derivatives, available-for-sale financial investments and certain short-term investments and non-financial assets such as investment properties, at fair value at each reporting date.  The fair values of financial instruments measured at amortized cost are disclosed in Note 27 – Financial Assets and Liabilities.  The fair values of investment properties are disclosed in Note 13 – Investment Properties.

Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to us.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in our consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: (i) Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities; (ii) Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; and (iii) Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in our consolidated financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

We determine the policies and procedures for both recurring fair value measurement, such as investment properties and unquoted available-for-sale financial assets, and for non-recurring measurement, such as assets held for distribution in discontinued operation.

External valuers are involved for valuation of significant assets, such as certain short-term investments and investment properties. Involvement of external valuers is decided upon annually.  Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies.  For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our external valuers, also compare the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.  This includes a discussion of the major assumptions used in the valuations.  For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Revenue Recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which we expect to be entitled to in exchange for those goods or services.  PFRS 15 prescribes a five-step model to be followed in the recognition of revenue, wherein we take into consideration the performance obligations which we need to perform in the agreements we have entered into with our customers.  Revenue is measured by allocating the transaction price, which includes variable considerations, to each performance obligation on a relative stand-alone selling price basis, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, or OCT, where applicable.  Transaction prices are based on third-party pricing, arm’s length pricing and cost-plus arrangement, as applicable.  These are further adjusted by inputting the related time value of money on contract assets with more than one year of amortization.  When determining our performance obligations, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent.  We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement.  We are acting as a principal when we have control over the respective telecommunication services before we render those.  When our role in a transaction is that of principal, revenue is presented on a gross basis, otherwise, revenue is presented on a net basis.

Service revenues

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business.  When determining the amount of revenue to be recognized in any period, the overriding principle followed is to identify the performance obligations in a contract with customer by exercising judgment and considering all relevant facts and circumstances.  Services may be rendered separately or bundled with goods or other services.  The specific recognition criteria are as follows:

Subscribers

We provide telephone, cellular and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges (including excess of consumable fixed monthly service fees) generated from voice, short messaging services, or SMS, and data services through the postpaid plans of Smart, Sun Cellular and Infinity brands, from cellular and local exchange services primarily through wireless, landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognize on a straight-line basis over the customer’s subscription period.  Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers.  Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid service revenues arise from the usage of airtime load from channels and prepaid cards provided by Smart, Sun Cellular, TNT, SmartBro and Sun brands.  Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as contract liability and realized upon actual usage of the airtime value for voice, SMS, mobile data and other VAS, prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation and bonus credits (load package purchased, i.e., free additional SMS or minute calls or Peso credits), or upon expiration of the usage period, whichever comes earlier.  Interconnection fees and charges arising from the actual usage of airtime value or subscriptions are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.).  Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Non-recurring upfront fees such as activation fees charged to subscribers for connection to our network are recognized as outright revenue.  Installation costs, on the other hand, are considered as a separate performance obligation with revenue recognized once the installation has been completed.  The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement, if such costs are expected to be recovered.

Connecting carriers

Interconnection revenues for call termination, call transit and network usages are recognized in the period in which the traffic occurs.  Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed, or connection is provided, and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement.  Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers.

VAS

Revenues from VAS include MMS, downloading and streaming of content, applications and other digital services and infotext services.  The amount of revenue recognized is net of payout to content provider’s share in revenue.  Revenue is recognized upon service availment.

Incentives

We operate customer engagement and loyalty programs which allows customers to accumulate points when they pay their bills on time and full, purchase products or services, and load or top-up for prepaid customers.  Customers may avail of the “MVP Reward Card” for free, powered by PayMaya, which allows for instant conversion of points into the PayMaya wallet coupled with exclusive offers and deals when used at partner establishments.

The credits to PayMaya wallet are considered as rebates and accounted as reduction to service revenues.

Multiple-deliverable arrangements

In revenue arrangements, which involve bundled sales of mobile devices, accessories (non-service component) and telecommunication services (service component), the total arrangement consideration is allocated based on the relative stand-alone selling prices of each distinct performance obligation.  Stand-alone selling price is the price at which we sell the good or service separately to a customer.  However, if goods or services are not currently offered separately, we use the cost-plus margin method to determine the stand-alone selling price to be used in the revenue allocation.  We adjust the transaction price for the effects of the time value of money if the timing of the payment and delivery of goods or services does not coincide, effects of which are considered as containing a significant financing component.

Revenues from the sale of non-service component are recognized at the point in time when the goods are delivered while revenues from telecommunication services component are recognized over time when the services are provided to subscribers.

Other services

Revenue from server hosting, co-location services and customer support services are recognized as the service are performed.

Non-service revenues

Revenues from handset and equipment sales are recognized when the control over the goods have been passed to the buyer, usually upon delivery of the goods.  The related cost or net realizable value of handsets or equipment sold to customers is presented as “Cost of sales” in our consolidated income statement.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is established.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain to be received if the entity settles the obligation.  The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense in our consolidated income statement.

Retirement Benefits

PLDT and certain of its subsidiaries are covered under R.A. 7641 otherwise known as “The Philippine Retirement Law”.

Defined benefit pension plans

PLDT has separate and distinct retirement plans for itself and majority of its Philippine-based operating subsidiaries, administered by the respective Funds’ Trustees, covering permanent employees.  Retirement costs are separately determined using the projected unit credit method.  This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Retirement costs consist of the following:

•	Service cost;
•	Net interest on the net defined benefit asset or obligation; and
•	Remeasurements of net defined benefit asset or obligation.

Service cost (which includes current service costs, past service costs and gains or losses on curtailments and non-routine settlements) is recognized as part of “Selling, general and administrative expenses – Compensation and employee benefits” account in our consolidated income statement.  These amounts are calculated periodically by an independent qualified actuary.

Net interest on the net defined benefit asset or obligation is the change during the period in the net defined benefit asset or obligation that arises from the passage of time which is determined by applying the discount rate based on the government bonds to the net defined benefit asset or obligation.  Net deferred benefit asset is recognized as part of advances and other noncurrent assets and net defined benefit obligation is recognized as part of pension and other employee benefits in our consolidated statement of financial position.

Remeasurements, comprising actuarial gains and losses, return on plan assets and any change in the effect of the asset ceiling (excluding net interest on defined benefit obligation) are recognized immediately in other comprehensive income in the period in which they occur.  Remeasurements are not classified to profit or loss in subsequent periods.

The net defined benefit asset or obligation comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating pension benefit costs and other employee benefits), net of the fair value of plan assets out of which the obligations are to be settled directly.  Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us.  Fair value is based on market price information and in the case of quoted securities, the published bid price and in the case of unquoted securities, the discounted cash flow using the income approach.  The value of any defined benefit asset recognized is restricted to the asset ceiling which is the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.  See Note 25 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries maintain a defined contribution plan that covers all regular full-time employees under which it pays fixed contributions based on the employees’ monthly salaries and provides for qualified employees to receive a defined benefit minimum guarantee.  The defined benefit minimum guarantee is equivalent to a certain percentage of the monthly salary payable to an employee at normal retirement age with the required credited years of service based on the provisions of R.A. 7641.

Accordingly, Smart and certain of its subsidiaries account for their retirement obligation under the higher of the defined benefit obligation related to the minimum guarantee and the obligation arising from the defined contribution plan.

For the defined benefit minimum guarantee plan, the liability is determined based on the present value of the excess of the projected defined benefit obligation over the projected defined contribution obligation at the end of the reporting period.  The defined benefit obligation is calculated annually by a qualified independent actuary using the projected unit credit method.  Smart and certain of its subsidiaries determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense (income) and other expenses (income) related to the defined benefit plan are recognized in our profit or loss.

The defined contribution liability, on the other hand, is measured at the fair value of the defined contribution assets upon which the defined contribution benefits depend, with an adjustment for margin on asset returns, if any, where this is reflected in the defined contribution benefits.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in our other comprehensive income.

When the benefits of the plan are changed or when the plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in our profit or loss.  Gains or losses on the settlement of the defined benefit plan are recognized when the settlement occurs.  See Note 25 – Employee Benefits – Defined Contribution Plans for more details.

Other Long-term Employee Benefits

Employee benefit costs include current service cost, net interest on the net defined benefit obligation, and remeasurements of the net defined benefit obligation.  Past service costs and actuarial gains and losses are recognized immediately in our profit or loss.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period and is determined using the projected unit credit method.  See Note 25 – Employee Benefits – Other Long-term Employee Benefits for more details.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date.  The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.  A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor.  Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.  Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases.  At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized.  Interest income is accrued over the lease term using the EIR and lease amortization is accounted for as reduction of lease receivable.

As a Lessee.  Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases.  Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases.  A finance lease gives rise to the recognition of a leased asset and finance lease liability.  Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term.  Interest expense is recognized over the lease term using the EIR.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO.  Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized.  Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in “Other comprehensive income” account is included in our consolidated statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed.  The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in our profit or loss.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT, if applicable.  When VAT from sales of goods and/or services (output VAT) exceeds VAT passed on from purchases of goods or services (input VAT), the excess is recognized as payable in the consolidated statement of financial position.  When VAT passed on from purchases of goods or services (input VAT) exceeds VAT from sales of goods and/or services (output VAT), the excess is recognized as an asset in the consolidated statement of financial position to the extent of the recoverable amount.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements.  They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote.  Contingent assets are not recognized in our consolidated financial statements but are disclosed in the notes to our consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post period-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in our consolidated financial statements.  Post period-end events that are not adjusting events are disclosed in the notes to our consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued.  Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax.  Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value in our consolidated statement of changes in equity.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity.  No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments.  Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value in our consolidated statement of changes in equity and consolidated statement of financial position.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value in our consolidated statement of changes in equity.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments that are not recognized in our profit or loss as required or permitted by PFRS.

Standards Issued But Not Yet Effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are listed below.  We will adopt these standards and amendments to existing standards which are relevant to us when these become effective.  Except for PFRS 16, Leases, as discussed further below, we do not expect the adoption of these standards and amendments to PFRS to have a significant impact on our consolidated financial statements.

Effective beginning on or after January 1, 2019

•	Philippine Interpretation IFRIC 23, Uncertainty over Income Tax Treatments

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of PAS 12, Income Taxes, and does not apply to taxes or levies outside the scope of PAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately.
•	The assumptions an entity makes about the examination of tax treatments by taxation authorities.
•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.
•	How an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments.  The approach that better predicts the resolution of the uncertainty should be followed.

We are currently assessing the impact of adopting this interpretation.

•	Amendments to PFRS 9, Prepayment Features with Negative Compensation

The amendments to PFRS 9 allow debt instruments with negative compensation prepayment features to be measured at amortized cost or at FVOCI.  Earlier application is permitted.

We are currently assessing the impact of adopting this amendment.

•	PFRS 16

Under the new standard, lessees will no longer classify their leases as either operating or finance leases in accordance with PAS 17, Leases.  Rather, lessees will apply the single-asset model.  Under this model, lessees will recognize the assets and related liabilities for most leases on their balance sheets, and subsequently, will depreciate the lease assets and recognize interest on the lease liabilities in their profit or loss.  Leases with a term of 12 months or less or for which the underlying asset is of low value are exempted from these requirements.

The accounting by lessors is substantially unchanged as the new standard carries forward the principles of lessor accounting under PAS 17.  Lessors, however, will be required to disclose more information in their financial statements, particularly on the risk exposure to residual value.

Entities may early adopt PFRS 16 but not before an entity applies PFRS 15.  When adopting PFRS 16, an entity is permitted to use either a full retrospective or a modified retrospective approach, with options to use certain transition reliefs.  We are currently assessing the impact of adopting this standard.

•	Amendments to PAS 28, Long-term Interests in Associates and Joint Ventures

The amendments to PAS 28 clarify that entities should account for long-term interests in an associate or joint venture to which the equity method is not applied using PFRS 9.  Earlier application is permitted.

•	Amendments to PAS 19, Employee Benefits, Plan Amendment, Curtailment or Settlement

The amendments require entities to use updated actuarial assumptions to determine current service cost and net interest for the remainder of the annual reporting period after such an event.  The amendments also clarify how the requirements for accounting for a plan amendment, curtailment or settlement affect the asset ceiling requirements.  The amendments do not address the accounting for ‘significant market fluctuations’ in the absence of a plan amendment, curtailment or settlement.

The amendments apply to plan amendments, curtailments or settlements that occur on or after January 1, 2019. Earlier application is permitted.

•	Amendments to PFRS 3, Business Combinations, Clarifying measurement of previously held interest in obtaining control over a joint operations (Part of Annual Improvements to PFRSs 2015 - 2017 Cycle)

The amendments clarify that obtaining control of a business that is a joint operation is a business combination achieved in stages.  The acquirer should remeasure its previously held interest in the joint operation at fair value at the acquisition date.

The amendments are effective for business combinations with acquisition date on or after January 1, 2019.  Earlier application is permitted.

•	Amendments to PFRS 11, Joint Arrangements, Clarifying measurement of previously held interest in obtaining joint control over a joint operation (Part of Annual Improvements to PFRSs 2015 - 2017 Cycle)

The amendments clarify that the party obtaining joint control of a business that is a joint operation should not remeasure it previously held interest in the joint operation.

The amendments are effective for transactions resulting in obtaining joint control on or after January 1, 2019. Earlier application is permitted.

•	Amendments to PAS 12, Income Taxes, Income tax consequences of payments on financial instruments classified as equity (Part of Annual Improvements to PFRSs 2015 - 2017 Cycle)

The amendments clarify that the income tax consequences of dividends of financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized.  These requirements apply to all income tax consequences of dividends.

The amendments should be applied for annual periods beginning on or after January 1, 2019 to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.  Earlier application is permitted.

•	Amendments to PAS 23, Borrowing Costs, Borrowing Costs eligible for capitalization (Part of Annual Improvements to PFRSs 2015 - 2017 Cycle)

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings.

The amendments should be applied prospectively for borrowing costs incurred on or after January 1, 2019.  Earlier application is permitted.

Effective beginning on or after January 1, 2021

•	PFRS 17, Insurance Contracts

PFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issued them, as well as to certain guarantees and financial instruments with discretionary participation features.  A few scope exceptions will apply.  The overall objective of PFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers.  In contrast to the requirements of PFRS 4, which are largely based on grandfathering previous local accounting policies, PFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects.  The core of PFRS 17 is the general model, supplemented by: a specific adaptation for contracts with direct participation features (the variable fee approach) and a simplified approach (the premium allocation approach) mainly for short-duration contracts.

PFRS 17 is effective for reporting periods beginning on or after January 1, 2021, with comparative figures required.  Early application is permitted, provided the entity also applies PFRS 9 and PFRS 15 on or before the date it first applies PFRS 17.

Deferred effectivity

•	Amendments to PFRS 10, Consolidated Financial Statements and PAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

3.	Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period.  The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates.  It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso.  Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for (a) SMHC, FECL Group, PLDT Global and certain of its subsidiaries, DCPL, PGNL and certain of its subsidiaries, Chikka and certain of its subsidiaries and PGIC, which uses the U.S. dollar; (b) VIP, VIH, VII, VIS, iCommerce, Fintech Ventures, 3rd Brand, CPL and AGSPL, which uses the Singaporean dollar; (c) CCCBL, which uses the Chinese renminbi; (d) AGS Malaysia and Takatack Malaysia, which uses the Malaysian ringgit; (e) AGS Indonesia, which uses the Indonesian rupiah; and (f) ePay Myanmar, which uses the Myanmar kyat.

Accounting for investments in MediaQuest Holdings, Inc., or MediaQuest, through Philippine Depositary Receipts, or PDRs

ePLDT made various investments in PDRs issued by MediaQuest in relation to its direct interest in Satventures, Inc., or Satventures, and Hastings Holdings, Inc., or Hastings, and indirect interest in Cignal TV, Inc., or Cignal TV.

Based on our judgment, at the PLDT Group level, ePLDT’s investments in PDRs gives ePLDT a significant influence over Satventures, Hastings and Cignal TV as evidenced by provision of essential technical information and material transactions among PLDT, Smart, Satventures, Hastings and Cignal TV, and thus are accounted for as investments in associates using the equity method.

On February 15, 2018, ePLDT ceased to have any economic interest in Hastings as a result of the assignment of the Hastings PDRs to PLDT Beneficial Trust Fund.

See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Associates – Investment in MediaQuest PDRs.

Leases

As a lessee, we have various lease agreements in respect of certain equipment and properties.  We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17.  Total lease expense amounted to Php5,302 million and Php5,067 million for the nine months ended September 30, 2018 and 2017, respectively.  Total finance lease obligations amounted to Php579 thousand and Php679 thousand as at September 30, 2018 and December 31, 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 5 – Income and Expenses – Selling, General and Administrative Expenses, Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 27 – Financial Assets and Liabilities – Liquidity Risk.

Accounting for investments in Vega Telecom Inc., or VTI, Bow Arken Holdings Company, or Bow Arken, and Brightshare Holdings, Inc., or Brightshare

On May 30, 2016, PLDT acquired a 50% equity interest in each of VTI, Bow Arken and Brightshare.  See related discussion on Note 10 – Investments in Associates and Joint Ventures – Investments in Joint Ventures.  Based on the Memorandum of Agreement, PLDT and Globe Telecom, Inc., or Globe, each have the right to appoint half the members of the Board of Directors of each of VTI, Bow Arken and Brightshare, as well as the (i) co-Chairman of the Board; (ii) co-Chief Executive Officer and President; and (iii) co-Controller where any matter requiring their approval shall be deemed passed or approved if the consents of both co-officers holding the same position are obtained.  All decisions of each Board of Directors may only be approved if at least one director nominated by each of PLDT and Globe votes in favor of it.

Based on these rights, PLDT and Globe have joint control over VTI, Bow Arken and Brightshare, which is defined in PFRS 11, Joint Arrangements, as a contractually agreed sharing of control of an arrangement and exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.  Consequently, PLDT and Globe classified the joint arrangement as a joint venture in accordance with PFRS 11 given that PLDT and Globe each have the right to 50% of the net assets of VTI, Bow Arken and Brightshare and their respective subsidiaries.

Accordingly, PLDT accounted for the investment in VTI, Bow Arken and Brightshare using the equity method of accounting in accordance with PAS 28, Measuring an Associate or Joint Venture.  Under the equity method of accounting, the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

Impairment of available-for-sale equity investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.  The determination of what is “significant” or “prolonged” requires judgment.  We treat “significant” generally as decline of 20% or more below the original cost of investment, and “prolonged” as greater than 12 months assessed against the period in which the fair value has been below its original cost.

Based on our judgment, the decline in fair value of our investment in Rocket Internet SE, or Rocket Internet, was considered significant as the cumulative net losses from changes in fair value represented more than 20% decline in value below cost.  As a result, total cumulative impairment losses recognized on our investment in Rocket Internet amounted to Php2,812 million and Php11,045 million as at September 30, 2018 and December 31, 2017, respectively.  Impairment losses charged in our consolidated income statements amounted to nil and Php540 million for the nine months ended September 30, 2018 and 2017, respectively.  See related discussion on Note 11 – Financial Assets at FVPL/Available-for-Sale Financial Investments – Investment of PLDT Online in Rocket Internet.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in our consolidated financial statements within the next financial year are discussed below.  We based our estimates and assumptions on parameters available when our consolidated financial statements were prepared.  Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control.  Such changes are reflected in the assumptions when they occur.

Impairment of non-financial assets

PFRS requires that an impairment review be performed when certain impairment indicators are present.  In the case of goodwill and intangible assets with indefinite useful life, at a minimum, such assets are subject to an impairment test annually and whenever there is an indication that such assets may be impaired.  This requires an estimation of the value in use of the CGUs to which these assets are allocated.  The value in use calculation requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.  See Note 14 – Goodwill and Intangible Assets – Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Life for the key assumptions used to determine the value in use of the relevant CGUs.

Determining the recoverable amount of property and equipment, investments in associates and joint ventures, intangible assets, prepayments and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets.  Future events could cause us to conclude that property and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired.  Any resulting impairment loss could have a material adverse impact on our financial position and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions.  While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future impairment charges under PFRS.

Total asset impairment recognized on noncurrent assets amounted to nil and Php389 million for the nine months ended September 30, 2018 and 2017, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 9 – Property and Equipment – Impairment of Certain Wireless Network Equipment and Facilities.

The carrying values of our property and equipment, investments in associates and joint ventures, goodwill and intangible assets, and prepayments are separately disclosed in Note 9 – Property and Equipment, Note 10 – Investments in Associates and Joint Ventures, Note 14 – Goodwill and Intangible Assets and Note 18 – Prepayments, respectively.

Estimating useful lives of property and equipment

We estimate the useful lives of each item of our property and equipment based on the periods over which our assets are expected to be available for use.  Our estimation of the useful lives of our property and equipment is also based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets.  The estimated useful lives of each assets are reviewed every year-end and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets.  It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above.  The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances.  A reduction in the estimated useful lives of our property and equipment would increase our recorded depreciation and decrease the carrying amount of our property and equipment.

In 2017, we shortened the estimated useful lives of certain data network platform and other technology equipment resulting from the transformation projects to improve and simplify the network and systems applications.  As a result, we recognized additional depreciation amounting to Php4,511 million and Php19,481 million as at September 30, 2018 and December 31, 2017, respectively.  See Note 4 – Operating Segment Information.

The total depreciation and amortization of property and equipment amounted to Php27,500 million and Php25,547 million for the nine months ended September 30, 2018 and 2017, respectively.  Total carrying values of property and equipment, net of accumulated depreciation and amortization, amounted to Php194,748 million and Php186,907 million as at September 30, 2018 and December 31, 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 9 – Property and Equipment.

Estimating useful lives of intangible assets with finite lives

Intangible assets with finite lives are amortized over their expected useful lives using the straight-line method of amortization.  At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.  The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets with finite lives amounted to Php641 million and Php622 million for the nine months ended September 30, 2018 and 2017, respectively.  Total carrying values of intangible assets with finite lives amounted to Php3,079 million and Php3,699 million as at September 30, 2018 and December 31, 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Selling, General and Administrative Expenses and Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized.  Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods.  This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies.  Based on this, management expects that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php5,540 million and Php5,495 million as at September 30, 2018 and December 31, 2017, respectively.  Total consolidated provision from deferred income tax amounted to Php1,674 million and Php2,869 million for the nine months ended September 30, 2018 and 2017, respectively.  Total consolidated recognized net deferred income tax assets amounted to Php28,589 million and Php30,466 million as at September 30, 2018 and December 31, 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there was objective evidence that an impairment loss was incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection.  The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts.  In these cases, we use judgment based on all available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect.  These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristics, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers.  This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php3,230 million and Php2,497 million for the nine months ended September 30, 2018 and 2017, respectively.  Trade and other receivables, net of allowance for doubtful accounts, amounted to Php38,959 million and Php33,761 million as at September 30, 2018 and December 31, 2017, respectively.  See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 16 – Trade and Other Receivables.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit and present value of the pension obligation are determined using the projected unit credit method.  An actuarial valuation includes making various assumptions which consists, among other things, discount rates, rates of compensation increases and mortality rates.  Further, our accrued benefit cost is affected by the fair value of the plan assets.  Key assumptions used to estimate fair value of the unlisted equity investments included in the plan assets consist of revenue growth rate, directs costs, capital expenditures, discount rates and terminal growth rates.  See Note 25 – Employee Benefits.  Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.  While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations.  All assumptions are reviewed every year-end.

Net consolidated pension benefit costs amounted to Php1,352 million and Php1,306 million for the nine months ended September 30, 2018 and 2017, respectively.  The prepaid benefit costs amounted to Php400 million each as at September 30, 2018 and December 31, 2017.  The accrued benefit costs amounted to Php8,741 million and Php8,997 million as at September 30, 2018 and December 31, 2017, respectively.  See Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Employee Benefits.

On September 26, 2017, the Board of Directors of PLDT approved the Transformation Incentive Plan, or TIP, which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to

December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the Executive Compensation Committee, or ECC, of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.   Metropolitan Bank and Trust Company, or Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

As at November 8, 2018, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 204 thousand PLDT common shares have been released to the eligible participants on April 5, 2018 for the 2017 annual grant.  The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php662 million as at September 30, 2018 and is presented as equity reserves in the consolidated statement of financial position.  See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate can be made.  This requires an estimation of the cost to restore or dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration or dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.  Total provision for asset retirement obligations amounted to Php1,664 million and Php1,630 million as at September 30, 2018 and December 31, 2017, respectively.  See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments.  Our estimates of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and are based upon our analysis of potential results.  We currently do not believe these proceedings could materially reduce our revenues and profitability.  It is possible, however, that future financial position and performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments.  See Note 26 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenue, receivables, and contract assets/contract liabilities.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us.  Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements.  Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation.

Revenues earned from multiple element arrangements offered by our fixed line and wireless businesses are split into separately identifiable performance obligations based on their relative stand-alone selling price in order to reflect the substance of the transaction.  The transaction price represents the best evidence of stand-alone selling price for the services we offer since this is the observable price we charge if our services are sold separately.  We account for mobile contracts in accordance with PFRS 15 and have concluded that the handset and the mobile services may be accounted for as separate performance obligations.  The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract/lock-in period, generally one or two years).  Revenue attributable to the separate performance obligations are based on the allocation of the transaction price relative to the stand-alone selling price.

We recognize revenue for these arrangements over time or at a point in time depending on our evaluation of when the customer obtains control of the promised goods or services and based on the extent of progress towards completion of the performance obligation.  For the mobile service which is provided over the contract period of one or two years, because control transferring over time, revenue is recognized monthly as we provide the service.  For the handset which is provided at the inception of the contract, because control transferred at point in time, revenue is recognized at the time of delivery.

We recognize installation and activation related fees as separate performance obligations.  These are considered in the allocation of the total transaction price relative to the stand-alone selling prices.  The corresponding revenue to be allocated to installation and activation services are recognized upon performance of the said services.

We recognize the incremental costs of obtaining contracts and the costs incurred in fulfilling with customers that are directly associated with the contract, such as incentives, performance bonuses and commissions, as an outright expense.  As at September 30, 2018, contract assets and liabilities amounted to Php3,487 million and Php168 million, respectively.  See Note 22 – Accounts Payable and Note 27 – Financial Assets and Liabilities.

Determination of fair values of financial assets and financial liabilities

Where the fair value of financial assets and financial liabilities recorded in our consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model.  The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.  The judgments include considerations of inputs such as liquidity risk, credit risk and volatility.  Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Other than those whose carrying amounts are reasonable approximations of fair values, total fair values of noncurrent financial assets and noncurrent financial liabilities as at September 30, 2018 amounted to Php4,926 million and Php149,507 million, respectively, while the total fair values of noncurrent financial assets and noncurrent financial liabilities as at December 31, 2017 amounted to Php13,846 million and Php157,711 million, respectively.  See Note 27 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group). The operating results of these operating segments are regularly reviewed by the Management Committee to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services.  We have three reportable operating segments as follows:

•

Wireless – mobile telecommunications services provided by Smart and DMPI, our mobile service providers; SBI and PDSI, our wireless broadband service providers; and certain subsidiaries of PLDT Global, our mobile virtual network operations, or MVNO, provider;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT.  We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, BCC, PLDT Global and certain subsidiaries, and Digitel, all of which together account for approximately 4% of our consolidated fixed line subscribers; data center, cloud, big data, managed security services, managed information technology services and resellership through ePLDT, IPCDSI Group, AGS Group, Curo and ePDS; business infrastructure and solutions, intelligent data processing and implementation services and data analytics insight generation through Talas; and distribution of Filipino channels and content through PGNL and its subsidiaries; and

•

Others – VIH and certain subsidiaries, our mobile applications, digital platforms developer and mobile financial services provider; PCEV, PGIH, PLDT Digital and its subsidiaries, MIC and PGIC, our investment companies.

See Note 2 – Summary of Significant Accounting Policies for further discussion.

The Management Committee monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on net income for the period; earnings before interest, taxes, and depreciation and amortization, or EBITDA; EBITDA margin; and core income.  Net income for the period is measured consistent with net income in our consolidated financial statements.

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs – net, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) – net.

EBITDA margin for the period is measured as EBITDA divided by service revenues.

Core income for the period is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Segment revenues, segment expenses and segment results include transfers between business segments.  These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares.  See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amounts of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in our consolidated financial statements, which is in accordance with PFRS.

The segment revenues, net income, and other segment information of our reportable operating segments for the nine months ended September 30, 2018 and 2017, and as at September 30, 2018 and December 31, 2017 are as follows:

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
September 30, 2018 (Unaudited)
Revenues
External customers	65,559	56,986	606	—	123,151
Service revenues	60,153	54,142	581	—	114,876
Non-service revenues	5,406	2,844	25	—	8,275
Inter-segment transactions	2,116	6,350	4	(8,470)	—
Service revenues	2,116	6,349	4	(8,469)	—
Non-service revenues	—	1	—	(1)	—
Total revenues	67,675	63,336	610	(8,470)	123,151

Results
Depreciation and amortization	15,710	11,704	86	—	27,500
Asset impairment	1,922	2,242	—	—	4,164
Impairment of investments	60	—	—	—	60
Interest income	436	649	419	(108)	1,396
Equity share in net earnings (losses) of associates and joint ventures	62	152	(15)	—	199
Financing costs – net	(1,346)	(3,941)	(113)	108	(5,292)
Provision for income tax	2,221	2,483	219	—	4,923
Net income (loss) / Segment profit (loss)	6,310	9,173	1,225	(382)	16,326
EBITDA	25,433	24,320	(1,226)	1,172	49,699
EBITDA margin	41%	40%	(210%)	—	43%
Core income	9,514	8,982	781	(382)	18,895

Assets and liabilities
Operating assets	223,707	190,529	24,741	(39,799)	399,178
Investments in associates and joint ventures	—	43,406	(332)	—	43,074
Deferred income tax assets – net	16,067	12,877	(1)	(354)	28,589
Total assets	239,774	246,812	24,408	(40,153)	470,841
Operating liabilities	156,879	203,513	5,048	(11,857)	353,583
Deferred income tax liabilities – net	2,405	486	591	—	3,482
Total liabilities	159,284	203,999	5,639	(11,857)	357,065

Other segment information
Capital expenditures, including capitalized interest (Note 9)	20,676	14,944	—	—	35,620

September 30, 2017 (Unaudited)
Revenues
External customers	69,305	49,758	3	—	119,066
Service revenues	65,871	47,155	3	—	113,029
Non-service revenues	3,434	2,603	—	—	6,037
Inter-segment transactions	966	8,317	5	(9,288)	—
Service revenues	966	8,311	5	(9,282)	—
Non-service revenues	—	6	—	(6)	—
Total revenues	70,271	58,075	8	(9,288)	119,066

Results
Depreciation and amortization	15,713	9,834	—	—	25,547
Asset impairment	2,594	1,211	—	—	3,805
Impairment of investments	439	(201)	540	—	778
Equity share in net earnings (losses) of associates and joint ventures	(102)	145	2,691	—	2,734
Interest income	237	535	436	(185)	1,023
Financing costs – net	1,819	3,846	148	(185)	5,628
Provision for income tax	2,751	3,099	86	—	5,936
Net income (loss) / Segment profit (loss)	4,898	8,246	9,037	(239)	21,942
EBITDA	25,623	22,359	(35)	1,182	49,129
EBITDA margin	38%	38%	(438%)	—	43%
Core income	5,757	7,810	9,861	(239)	23,189

December 31, 2017 (Audited)
Assets and liabilities
Operating assets	211,983	174,217	34,504	(37,856)	382,848

	Wireless	Fixed Line	Others	Inter- segment Transactions	Consolidated
	(in million pesos, except for EBITDA margin)
Investments in associates and joint ventures	—	44,867	1,263	—	46,130
Deferred income tax assets – net	18,826	11,994	—	(354)	30,466
Total assets	230,809	231,078	35,767	(38,210)	459,444
Operating liabilities	153,622	196,451	13,624	(18,802)	344,895
Deferred income tax liabilities – net	2,656	286	424	—	3,366
Total liabilities	156,278	196,737	14,048	(18,802)	348,261

September 30, 2017 (Unaudited)
Other segment information
Capital expenditures, including capitalized interest	(6,034)	(4,959)	—	—	(10,993)

The following table shows the reconciliation of our consolidated net income to our consolidated EBITDA for the nine months ended September 30, 2018 and 2017:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Consolidated net income	16,326	21,942
Add (deduct) adjustments:
Depreciation and amortization	27,500	25,547
Financing costs – net	5,292	5,628
Provision for income tax	4,923	5,936
Foreign exchange losses – net	891	787
Amortization of intangible assets	641	622
Impairment of investments (Note 10)	60	778
Equity share in net earnings of associates and joint ventures	(199)	(2,734)
Gains on derivative financial instruments – net	(1,053)	(650)
Interest income	(1,396)	(1,023)
Noncurrent asset impairment	—	389
Other income – net	(3,286)	(8,093)
Total adjustments	33,373	27,187
Consolidated EBITDA	49,699	49,129

The following table shows the reconciliation of our consolidated net income income to our consolidated core income for the nine months ended September 30, 2018 and 2017:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Consolidated net income	16,326	21,942
Add (deduct) adjustments:
Depreciation due to shortened life of property and equipment	4,511	—
Foreign exchange losses – net	891	787
Investment written-off	362	—
Impairment of investments (Note 10)	60	1,167
Core income adjustment on equity share in net losses of associates and joint ventures	45	66
Net income attributable to noncontrolling interests	(57)	(64)
Unrealized gain in fair value of Rocket investments	(1,089)	—
Gains on derivative financial instruments – net, excluding hedge costs (Note 27)	(1,091)	(818)
Net tax effect of aforementioned adjustments	(1,063)	109
Total adjustments	2,569	1,247
Consolidated core income	18,895	23,189

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the nine months ended September 30, 2018 and 2017:

	September 30,
	2018		2017
	Basic	Diluted	Basic	Diluted
	(Unaudited)
Consolidated core EPS	87.25	87.25	107.12	107.12
Add (deduct) adjustments:
Gain on Rocket investment valuation	5.04	5.04	—	—
Gains on derivative financial instruments – net, excluding hedge costs	3.93	3.93	2.65	2.65
Core income adjustment on equity share in net losses associates and joint ventures	(0.21)	(0.21)	(0.30)	(0.30)
Asset impairment	(0.28)	(0.28)	—	—
Retroactive application of PAS 19	(1.68)	(1.68)	—	—
Foreign exchange losses – net	(4.34)	(4.34)	(3.11)	(3.11)
Depreciation due to shortened life of property and equipment	(14.62)	(14.62)	(5.30)	(5.30)
Total adjustments	(12.16)	(12.16)	(6.06)	(6.06)
Consolidated EPS attributable to common equity holders of PLDT	75.09	75.09	101.06	101.06

The following table presents our revenues from external customers by category of products and services for the nine months ended September 30, 2018 and 2017:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Wireless services
Service revenues:
Mobile	59,595	62,648
Home broadband	124	1,923
Digital platforms and mobile financial services	297	958
MVNO and others	137	342
	60,153	65,871
Non-service revenues:
Sale of mobile handsets and broadband data modems	5,406	3,434
Total wireless revenues	65,559	69,305
Fixed line services
Service revenues:
Voice	17,138	18,846
Data	36,280	27,551
Miscellaneous	724	758
	54,142	47,155
Non-service revenues:
Sale of computers, phone units and SIM cards	2,427	1,974
Point-product-sales	417	629
	2,844	2,603
Total fixed line revenues	56,986	49,758
Other services	606	3
Total revenues	123,151	119,066

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

There is no revenue transaction with a single external customer that accounted for 10% or more of our consolidated revenues from external customers for the nine months ended September 30, 2018 and 2017.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the nine months ended September 30, 2018 and 2017 consist of the following:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Sale of computers, mobile handsets and broadband data modems	7,858	5,408
Point-product-sales	417	629
Total non-service revenues	8,275	6,037

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months ended September 30, 2018 and 2017 consist of the following:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Compensation and employee benefits	16,712	17,870
Professional and other contracted services (Note 24)	10,312	8,550
Repairs and maintenance (Notes 13, 17 and 24)	10,280	9,555
Rent (Note 24)	5,302	5,067
Selling and promotions (Note 24)	4,297	4,682
Taxes and licenses (Note 26)	2,679	2,836
Insurance and security services (Note 24)	1,144	1,212
Communication, training and travel (Note 24)	779	836
Amortization of intangible assets (Note 14)	641	622
Other expenses	864	501
Total selling, general and administrative expenses	53,010	51,731

Compensation and Employee Benefits

Compensation and employee benefits for the nine months ended September 30, 2018 and 2017 consist of the following:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Salaries and other employee benefits	14,825	14,224
Pension benefit costs (Note 25)	1,352	1,306
Manpower rightsizing program, or MRP	408	1,702
Incentive plan (Note 25)	127	638
Total compensation and employee benefits	16,712	17,870

Over the past several years, we have been implementing the MRP in line with our continuing efforts to reduce the cost base of our businesses.  The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses.  The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales and Services

Cost of sales and services for the nine months ended September 30, 2018 and 2017 consist of the following:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Cost of computers, mobile handsets and broadband data modems (Note 17)	8,134	7,266
Cost of services (Note 17)	2,549	1,871
Cost of point-product-sales (Note 17)	387	563
Total cost of sales and services	11,070	9,700

Asset Impairment

Asset impairment for the nine months ended September 30, 2018 and 2017 consist of the following:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Trade and other receivables (Notes 16 and 27)	3,230	2,497
Inventories and supplies (Note 17)	934	919
Property and equipment (Note 9)	—	389
Total asset impairment	4,164	3,805

Other Income (Expenses)

Other income (expenses) for the nine months ended September 30, 2018 and 2017 consist of the following:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Interest income (Notes 12 and 15)	1,396	1,023
Gains on derivative financial instruments – net (Note 27)	1,053	650
Equity share in net earnings of associates and joint ventures (Note 10)	199	2,734
Foreign exchange losses – net (Notes 9 and 27)	(891)	(787)
Financing costs – net	(5,292)	(5,628)
Others – net (Notes 11 and 13)	3,226	7,315
Total other income (expenses)	(309)	5,307

Interest Income

Interest income for the nine months ended September 30, 2018 and 2017 consist of the following:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Interest income on loans and receivables (Notes 12 and 15)	1,392	1,016
Interest income on debt instruments at amortized cost (Note 12)	4	—
Interest income on HTM investments (Note 12)	—	7
Total interest income	1,396	1,023

Financing Costs – net

Financing costs – net for the nine months ended September 30, 2018 and 2017 consist of the following:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	6,169	5,911
Financing charges	135	127
Accretion on financial liabilities (Notes 20 and 27)	108	169
Capitalized interest (Note 9)	(1,120)	(579)
Total financing costs – net	5,292	5,628

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the nine months ended September 30, 2018 and 2017 are as follows:

	Foreign currency translation differences of subsidiaries	Net gains (loss) on available -for-sale financial investments – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Actuarial losses on defined benefit plans – net of tax	Share in the other comprehensive income of associates and joint ventures accounted for using the equity method	Financial instrument at FVOCI	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2018	583	4,300	(369)	620	(24,467)	182	—	(19,151)	14	(19,137)
Other comprehensive income (loss)	291	10	(146)	(2)	(2,062)	—	(128)	(2,037)	8	(2,029)
PFRS 9 Adjustments (Note 2)	—	(4,318)	—	—	—	(182)	—	(4,500)	—	(4,500)
Balances as at September 30, 2018 (Unaudited)	874	(8)	(515)	618	(26,529)	—	(128)	(25,688)	22	(25,666)
Balances as at January 1, 2017	608	936	7	619	(23,376)	312	—	(20,894)	7	(20,887)
Other comprehensive income (loss)	28	3,669	(384)	(1)	(2,394)	124	—	1,042	5	1,047
Recyled to retained earnings	—	—	—	—	—	(436)	—	(436)	—	(436)
Balances as at September 30, 2017 (Unaudited)	636	4,605	(377)	618	(25,770)	—	—	(20,288)	12	(20,276)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets and liabilities recognized in our consolidated statements of financial position as at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets	28,589	30,466
Net deferred income tax liabilities	3,482	3,366

The components of our consolidated net deferred income tax assets and liabilities as at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets:
Unamortized past service pension costs	5,371	5,098
Customer list and trademark	5,185	6,760
Pension and other employee benefits	4,474	3,620
Fixed asset impairment/depreciation due to shortened life of property and equipment	4,358	5,597
Accumulated provision for doubtful accounts	3,516	3,102
Provision for other assets	2,493	2,523
Unearned revenues	1,720	1,778
Unrealized foreign exchange losses	1,348	746
Accumulated write-down of inventories to net realizable values	767	669
MCIT	762	607
NOLCO	203	243
Derivative financial instruments	(101)	(30)
Others	(1,507)	(247)
Total deferred income tax assets – net	28,589	30,466
Net deferred income tax liabilities:
Intangible assets and fair value adjustment on assets acquired – net of amortization	2,228	2,387
Unrealized foreign exchange gains	437	269
Investment property	266	207
Unamortized fair value adjustment on fixed assets from business combination	226	338
Undepreciated capitalized interest charges	7	8
Others	318	157
Total deferred income tax liabilities – net	3,482	3,366

Changes in our consolidated net deferred income tax assets (liabilities) as at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the period	30,466	27,348
Net deferred income tax liabilities – balance at beginning of the period	(3,366)	(3,567)
Net balance at beginning of the period	27,100	23,781
Movement charged directly to other comprehensive income	881	507
Adjustments due to adoption of PFRS 15	(1,166)	—
Provision for (benefit from) deferred income tax	(1,674)	2,738
Others	(34)	74
Net balance at end of the period	25,107	27,100
Net deferred income tax assets – balance at end of the period	28,589	30,466
Net deferred income tax liabilities – balance at end of the period	(3,482)	(3,366)

The analysis of our consolidated net deferred income tax assets as at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	26,831	26,246
Deferred income tax assets to be recovered within 12 months	4,049	5,602
	30,880	31,848
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(1,981)	(1,206)
Deferred income tax liabilities to be settled within 12 months	(310)	(176)
	(2,291)	(1,382)
Net deferred income tax assets	28,589	30,466

The analysis of our consolidated net deferred income tax liabilities as at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be settled after 12 months	—	—
Deferred income tax assets to be settled within 12 months	—	—
Net deferred income tax assets	—	—
Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,110)	(3,026)
Deferred income tax liabilities to be settled within 12 months	(372)	(340)
Net deferred income tax liabilities	(3,482)	(3,366)

Provision for income tax for the nine months ended September 30, 2018 and 2017 consist of:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Current	3,249	3,067
Deferred	1,674	2,869
	4,923	5,936

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the nine months ended September 30, 2018 and 2017 are as follows:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	6,374	8,363
Tax effects of:
Nondeductible expenses	611	756
Difference between Optional Standard Deduction, or OSD, and itemized deductions	(15)	(16)
Equity share in net earnings of associates and joint ventures	(60)	(820)
Income subject to final tax	(257)	(2,496)
Income not subject to income tax	(557)	(215)
Income subject to lower tax rate	(732)	(192)
Net movement in unrecognized deferred income tax assets and other adjustments	(441)	556
Actual provision for income tax	4,923	5,936

The breakdown of our consolidated deductible temporary differences, carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
NOLCO	9,770	7,151
Accumulated provision for doubtful accounts	3,115	3,122
Provisions for other assets	2,798	3,801
Pension and other employee benefits	1,712	1,758
Asset retirement obligation	538	621
Unearned revenues	266	1,320
Derivative financial instruments and others	158	149
MCIT	140	111
Gain on disposal of asset	105	—
Fixed asset impairment	62	74
Unrealized foreign exchange losses	36	105
Accumulated write-down of inventories to net realizable values	23	304
Investment property	(583)	(460)
	18,140	18,056
Unrecognized deferred income tax assets	5,540	5,495

DMPI recognized deferred income tax assets to the extent that it is probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized.  Digitel and DMPI’s unrecognized deferred income tax assets amounted to Php2,239 million and Php2,798 million as at September 30, 2018 and December 31, 2017, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit.  Deferred income tax assets shown in the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carryforward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at September 30, 2018 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2015	December 31, 2018	85	1,871
December 31, 2016	December 31, 2019	147	1,990
December 31, 2017	December 31, 2020	116	3,446
September 30, 2018	December 31, 2021	554	3,141
		902	10,448
Consolidated tax benefits		902	3,134
Consolidated unrecognized deferred income tax assets		(140)	(2,931)
Consolidated recognized deferred income tax assets		762	203

The excess MCIT totaling Php902 million as at September 30, 2018 can be deducted against future RCIT liability.  The excess MCIT that was deducted against RCIT amounted to Php370 million and Php24 million for the nine months ended September 30, 2018 and 2017, respectively.  No excess MCIT expired for the nine months ended September 30, 2018 and 2017.

NOLCO totaling Php10,448 million as at September 30, 2018 can be claimed as deduction against future taxable income.  The NOLCO claimed as deduction against taxable income amounted to Php902 million each for the nine months ended September 30, 2018 and 2017.  The amount of expired NOLCO amounted to Php10 million each for the nine months ended September 30, 2018 and 2017.

Registration with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise

SubicTel and Clarktel are registered with Subic Bay Freeport Enterprise and Clark Special Economic Zone Enterprise, or Economic Zones, respectively, under R.A. 7227 otherwise known as the Bases Conversion and Development Act of 1992.  As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Our consolidated income derived from non-registered activities within the Economic Zones is subject to the RCIT rate at the end of the reporting period.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the nine months ended September 30, 2018 and 2017:

	September 30,
	2018		2017
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	16,269	16,269	21,878	21,878
Dividends on preferred shares (Note 19)	(44)	(44)	(44)	(44)
Consolidated net income attributable to common equity holders of PLDT	16,225	16,225	21,834	21,834

	(in thousands, except per share amounts which are in pesos)
Weighted average number of common shares	216,056	216,056	216,056	216,056
EPS attributable to common equity holders of PLDT	75.09	75.09	101.06	101.06

Basic EPS amounts are calculated by dividing our consolidated net income for the period attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to our consolidated net income are effected for the related income and expenses on preferred shares.  Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS.  As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the period related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.	Property and Equipment

Changes in property and equipment account for the nine months ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, aircraft, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at December 31, 2016 (Audited)
Cost	196,652	115,461	202,581	25,914	55,973	966	14,596	3,440	50,070	665,653
Accumulated depreciation, impairment and amortization	(148,622)	(96,793)	(138,189)	(16,992)	(48,300)	(966)	(12,338)	(265)	—	(462,465)
Net book value	48,030	18,668	64,392	8,922	7,673	—	2,258	3,175	50,070	203,188
Year ended December 31, 2017 (Audited)
Net book value at beginning of the year	48,030	18,668	64,392	8,922	7,673	—	2,258	3,175	50,070	203,188
Additions	3,410	687	6,512	159	2,682	—	1,878	1	24,970	40,299
Disposals/Retirements	(8)	—	(123)	(38)	(316)	—	—	—	(134)	(619)
Reclassifications (Note 13)	5	3	—	3	(7)	—	—	14	(143)	(125)
Impairment losses recognized during the year	—	—	(389)	—	—	—	—	—	(3,524)	(3,913)
Transfers and others	7,612	3,945	8,031	1,285	1,959	—	1,343	3	(24,178)	—
Translation differences charged directly to cumulative translation adjustments	—	(1)	—	(1)	(4)	—	—	—	—	(6)
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization	(11,594)	(5,340)	(28,242)	(1,274)	(4,106)	—	(1,357)	(2)	—	(51,915)
Net book value at end of the year	47,455	17,962	50,181	9,054	7,881	—	4,122	3,191	47,061	186,907
As at December 31, 2017 (Audited)
Cost	207,220	119,642	209,504	27,076	58,964	—	17,595	3,458	47,061	690,520
Accumulated depreciation, impairment and amortization	(159,765)	(101,680)	(159,323)	(18,022)	(51,083)	—	(13,473)	(267)	—	(503,613)
Net book value	47,455	17,962	50,181	9,054	7,881	—	4,122	3,191	47,061	186,907
Period ended September 30, 2018 (Unaudited)
Net book value at beginning of the period	47,455	17,962	50,181	9,054	7,881	—	4,122	3,191	47,061	186,907
Additions (Note 4)	977	395	788	48	838	—	1,538	—	31,036	35,620
Disposals/Retirements	(7)	(25)	(45)	(136)	(56)	—	—	—	(6)	(275)
Reclassifications (Note 13)	—	—	—	—	(8)	—	—	—	—	(8)
Transfers and others	5,353	5,033	17,716	190	1,294	—	638	—	(30,224)	—
Translation differences charged directly to cumulative translation adjustments	1	2	—	—	3	—	—	—	—	6
Depreciation of revaluation increment on investment properties transferred to property and equipment charged to other comprehensive income	—	—	—	(2)	—	—	—	—	—	(2)
Depreciation and amortization	(5,319)	(3,426)	(12,700)	(1,874)	(2,458)	—	(1,721)	(2)	—	(27,500)
Net book value at end of the period	48,460	19,941	55,940	7,280	7,494	—	4,577	3,189	47,867	194,748
As at September 30, 2018 (Unaudited)
Cost	212,639	124,990	201,593	27,152	59,113	—	19,716	3,458	47,867	696,528
Accumulated depreciation, impairment and amortization	(164,179)	(105,049)	(145,653)	(19,872)	(51,619)	—	(15,139)	(269)	—	(501,780)
Net book value	48,460	19,941	55,940	7,280	7,494	—	4,577	3,189	47,867	194,748

Interest capitalized to property and equipment that qualified as borrowing costs amounted to Php1,120 million and Php579 million for the nine months ended September 30, 2018 and 2017, respectively.  See Note 5 – Income and Expenses – Financing Costs – net.  Our undepreciated interest capitalized to property and equipment that qualified as borrowing costs amounted to Php5,858 million and Php5,389 million as at September 30, 2018 and December 31, 2017, respectively.  The average interest capitalization rate used was approximately 4% each for the nine months ended September 30, 2018 and 2017.

Our net foreign exchange differences, which qualified as borrowing costs, amounted to Php247 million and Php76 million for the nine months ended September 30, 2018 and 2017, respectively.  Our undepreciated capitalized net foreign exchange losses amounted to Php610 million and Php424 million as at September 30, 2018 and December 31, 2017, respectively.

The estimated useful lives of our property and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 – 50 years
Vehicles, aircraft, furniture and other network equipment	3 – 7 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Impairment of Certain Wireless Network Equipment and Facilities

In December 2017, Smart and DMPI recognized an impairment loss of Php3,913 million pertaining to network improvement project involving spectrum refarm and long-term evolution rollout.  These assets include Radio Access Network equipment such as base transceiver sets, base station controllers, access radios, antennas, radio network controllers, power and related support facilities, among others, including software licenses and implementation services affecting the Quezon City and Marikina areas.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of non-financial assets.

10.	Investments in Associates and Joint Ventures

As at September 30, 2018 and December 31, 2017, this account consists of:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
MediaQuest PDRs	9,262	10,835
Digitel Crossing, Inc., or DCI	572	510
Phunware, Inc.	384	384
Appcard, Inc.	234	234
Asia Outsourcing Beta Limited, or Beta	36	78
AF Payments, Inc., or AFPI	—	—
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—
	10,488	12,041
Carrying value of investments in joint ventures:
VTI, Bow Arken and Brightshare	32,586	32,550
Philippines Internet Holding S.à.r.l., or PHIH	—	1,539
Beacon Electric Asset Holdings, Inc., or Beacon	—	—
	32,586	34,089
Total carrying value of investments in associates and joint ventures	43,074	46,130

Changes in the cost of investments for the nine months ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	51,487	57,465
Additions during the period	111	5,633
Disposals	(3,250)	(11,612)
Translation and other adjustments	(1,573)	1
Balance at end of the period	46,775	51,487

Changes in the accumulated impairment losses for the nine months ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	4,118	1,892
Additional impairment (Note 4)	60	2,225
Translation and other adjustments	(1,778)	1
Balance at end of the period	2,400	4,118

Changes in the accumulated equity share in net earnings (losses) of associates and joint ventures for the nine months ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	(1,239)	1,285
Equity share in net earnings (losses) of associates and joint ventures:	199	2,906
MediaQuest PDRs	90	(27)
DCI	62	71
AFPI	62	(130)
VTI, Bow Arken and Brightshare	(15)	55
Beta	—	2,050
Beacon	—	886
PHIH	—	1
Dividends	—	(791)
Realized portion of deferred gain on the transfer of Beacon and Manila Electric Company, or Meralco, shares	—	4,962
Reversal of impairment	—	201
Share in the other comprehensive loss of associates and joint ventures accounted for using the equity method	—	(312)
Disposals	(187)	(9,610)
Translation and other adjustments	(74)	120
Balance at end of the period	(1,301)	(1,239)

Investments in Associates

Investment in MediaQuest PDRs

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the PLDT Beneficial Trust Fund, for the issuance of PDRs by MediaQuest in relation to its indirect interest in Cignal TV.  Cignal TV is a wholly-owned subsidiary of Satventures, which is a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Cignal TV PDRs confer an economic interest in common shares of Cignal TV indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Cignal TV.  Cignal TV operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines.

In June 2013, ePLDT’s Board of Directors approved additional investments in PDRs of MediaQuest:

•

a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures.  The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest and provide ePLDT with a 40% economic interest in Satventures; and

•

a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings, a wholly-owned subsidiary of MediaQuest incorporated in the Philippines.  The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest.  Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The Php6 billion Cignal TV PDRs and Php3.6 billion Satventures PDRs were issued on September 27, 2013.  These PDRs provided ePLDT an aggregate of 64% economic interest in Cignal TV.

On February 19, 2014, ePLDT’s Board of Directors approved an additional investment of up to Php500 million in Hastings PDRs to be issued by MediaQuest.  On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing additional deposits for future PDRs subscription.  As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on June 1, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.
In 2017, an impairment test was carried out for ePLDT’s investment in MediaQuest PDRs where it showed that an impairment provision must be recognized.  In determining the provision, the recoverable amount of the Print business and Pay TV were determined based on value-in-use, or VIU, calculations.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2018 financial budgets approved by the Board of Directors and calculated terminal value.

Using the detailed projections of Print business for five years and applying a terminal value thereafter, ePLDT calculated a recoverable amount of Php1,664 million.  Consequently, ePLDT recognized a provision for impairment of its investment in MediaQuest PDRs in relation to its Print business amounting to Php1,784 million for the year ended December 31, 2017, representing the difference between the recoverable amount and the carrying value of the Print business as at December 31, 2017.  No impairment provision was recognized for the Pay TV business.

Transfer of Hastings PDRs to PLDT Beneficial Trust Fund

On January 22, 2018, ePLDT’s Board of Directors approved the assignment of the Hastings PDRs, representing a 70% economic interest in Hastings to the PLDT Beneficial Trust Fund for a total consideration of Php1,664 million.  The assignment was completed on February 15, 2018 and subsequently ePLDT ceased to have any economic interest in Hastings.  See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the PLDT Group’s ability to deliver multimedia content to its customers across the PLDT Group’s broadband and mobile networks.

ePLDT’s aggregate value of investment in MediaQuest PDRs amounted to Php9,262 million as at September 30, 2018 and Php10,835 million, net of allowance for impairment of Php1,784 million as at December 31, 2017.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Accounting for investment in MediaQuest through PDRs.

The table below presents the summarized financial information of Satventures as at September 30, 2018 and December 31, 2017, and for the nine months ended September 30, 2018 and 2017:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	20,856	20,055
Current assets	2,894	2,820
Noncurrent liabilities	3,525	3,292
Current liabilities	5,754	5,253
Equity	14,471	14,330
Carrying amount of interest in Satventures	9,262	9,171
Additional Information:
Cash and cash equivalents	623	1,211
Current financial liabilities*	484	397
Noncurrent financial liabilities*	2,386	2,097

*	Excluding trade, other payables and provisions.

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	5,436	4,930
Depreciation and amortization	664	698
Interest income	7	2
Interest expense	204	188
Provision for income tax	88	50
Net income	140	7
Other comprehensive income	—	—
Total comprehensive income	140	7
Equity share in net income of Satventures	90	4

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in ANPC and DCI, respectively.  DCI is involved in the business of cable system linking the Philippines, United States and other neighboring countries in Asia.  ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a joint venture agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively.  DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, Digitel and PNPI formed ANPC to replace BIG.  Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past.  In 2011 and 2017, Digitel recorded a reversal of impairment loss amounting to Php92 million and Php201 million, respectively, following improvement in DCI’s operations.

Though Digitel owns more than half of the voting interest in ANPC, management has assessed that Digitel only has significant influence, and not control, due to certain governance matters.

Digitel’s investment in DCI does not qualify as investment in joint venture as there is no provision for joint control in the JVA among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exercisable by PNPI following the occurrence of a Digitel change in control.  As at November 8, 2018, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.  This investment is not classified as noncurrent asset held-for-sale as the transfer is assessed as not highly probable because certain aspects of the sale such as pricing are still subject for approval by both Digitel and PNPI management.

Investment of PGIC in Beta

On February 5, 2013, PLDT entered into a Subscription and Shareholders’ Agreement with Asia Outsourcing Alpha Limited, or Alpha, wherein PLDT, through its indirect subsidiary PGIC, acquired from Alpha approximately 20% equity interest in Beta for a total cost of approximately US$40 million, which consists of preferred shares of US$39.8 million and ordinary shares of US$0.2 million.  On various dates in 2013 and 2014, PGIC transferred a total of 85 ordinary shares and 31,426 preferred shares to certain employees of Beta for a total consideration of US$53 thousand.  The equity interest of PGIC in Beta remained at 20% after the transfer with economic interest of 18.32%.

Alpha and Beta are both exempted limited liability companies incorporated under the laws of Cayman Islands and are both controlled by CVC Capital Partners.  Beta has been designated to be the ultimate holding company of the SPi Technologies, Inc. and Subsidiaries.

On July 22, 2016, Asia Outsourcing Gamma Limited, or AOGL, entered into a SPA with Relia, Inc., one of the largest BPO companies in Japan, relating to the acquisition of AOGL’s Customer Relationship Management, or CRM, business under the legal entity SPi CRM, Inc. and Infocom Technologies, Inc., wholly-owned subsidiaries of SPi Technologies, Inc., for an enterprise value of US$181 million.  AOGL is a wholly-owned subsidiary of Beta and the direct holding company of SPi Technologies, Inc. and Subsidiaries.  The transaction was completed on September 30, 2016.  As a result of the sale, PGIC received a cash distribution of US$11.2 million from Beta through redemption of its preferred shares and portion of its ordinary shares.

On May 19, 2017, AOGL entered into a SPA with Partners Group, a global private markets investment manager, relating to the acquisition of SPi Global, a wholly-owned subsidiary of AOGL, for an enterprise value of US$330 million.  The transaction was completed on August 25, 2017.  As a result of the sale, PGIC received a total cash distribution of US$57 million from Beta on various dates in 2017 and 2018 through redemption of a portion of its ordinary shares.

The carrying value of investment in common shares in Beta amounted to Php36 million and Php78 million as at September 30, 2018 and December 31, 2017, respectively.  The economic interests of PGIC in Beta remained at 18.32% as at September 30, 2018 and December 31, 2017.

PGIC is a wholly-owned subsidiary of PLDT Global, which was incorporated under the laws of British Virgin Islands.

Investment of Smart in AFPI

In 2013, Smart, along with other conglomerates MPIC and Ayala Corporation, or Ayala, embarked on a venture to bid for the Automated Fare Collection System, or AFCS, a project of the Department of Transportation and Communications, or DOTC, and Light Rail Transit Authority, to upgrade the Light Rail Transit 1 and 2, and Metro Rail Transit ticketing systems.

In 2014, AFPI, the joint venture company, was incorporated in the Philippines and registered with the Philippine SEC. Smart subscribed to Php503 million equivalent to 503 million shares at a subscription price of Php1.00 per share representing 20% equity interest.  MPIC and Ayala Group signed a ten-year concession agreement with the DOTC to build and implement the AFCS project.

Smart made the following investments in AFPI:

Date	Transaction	Number of Shares Subscribed	Actual Capital Infusion (Php)
		(in millions)	(in millions)
February 2014	Smart subscription to AFPI Common Shares	503.2 AFPI Common Shares	25
May 2014	Capital infusion on unpaid subscription	—	275
March 2015	Capital infusion on unpaid subscription	—	160
November 2015	Smart subscription to AFPI Common Shares	122.5 AFPI Common Shares	—
February 2016	Capital infusion on unpaid subscription	—	130
April 2017	Smart subscription to AFPI Preferred Shares	100.0 AFPI Preferred Shares	—
June 2017	Capital infusion on unpaid subscription	—	100
February 2018	Smart subscription to AFPI Preferred Shares	60.0 AFPI Preferred Shares	—
March 2018	Capital infusion on unpaid subscription	—	60

In June 2017, Smart recognized Php439 million impairment representing the carrying value of investment in AFPI as at June 30, 2017.  Consequently, Smart discontinued recognizing its equity share in net losses of AFPI.

In March 2018, Smart recognized additional impairment of Php60 million, representing the capital infusion made during the year.  Unrecognized share in net losses of AFPI amounted to Php94 million for the nine months ended September 30, 2018.  Accumulated share in net losses amounting to Php156 million and Php61 million as at September 30, 2018 and December 31, 2017, respectively, were not recognized as the Company does not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AFPI.

Investment of ACeS Philippines in AIL

As at September 30, 2018, ACeS Philippines held a 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda.  AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.  In December 2014, AIL suffered a failure of the propulsion system on board the Garuda I Satellite, thus, AIL decided to decommission the operation of Garuda I Satellite in January 2015.

AIL has incurred significant operating losses, negative operating cash flows, and significant levels of debt.  The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted.  These factors raised substantial doubt about AIL’s ability to continue as a going concern.  On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Share in net cumulative losses were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

Summarized financial information of individually immaterial associates

The following tables present the summarized financial information of our individually immaterial investments in associates as at September 30, 2018 and December 31, 2017, and for the nine months ended September 30, 2018 and 2017:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	312	349
Current assets	657	595
Equity	827	799
Noncurrent liabilities	60	66
Current liabilities	82	79

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	87	937
Net income (loss)	(33)	55
Other comprehensive income	—	—
Total comprehensive income (loss)	(33)	55

We did not receive any dividends from our associates for the nine months ended September 30, 2018 and 2017.

We have no outstanding contingent liabilities or capital commitments with our associates as at September 30, 2018 and December 31, 2017.

Investments in Joint Ventures

Investments of PLDT in VTI, Bow Arken and Brightshare

On May 30, 2016, the PLDT Board approved the Company’s acquisition of 50% equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of San Miguel Corporation, or SMC, with Globe acquiring the other 50% interest.  On the same date, PLDT and Globe executed: (i) an SPA with SMC to acquire the entire outstanding capital, including outstanding advances and assumed liabilities, in VTI (and the other subsidiaries of VTI), which holds SMC’s telecommunications assets through its subsidiaries, or the VTI Transaction; and (ii) separate SPAs with the owners of two other entities, Bow Arken (the parent company of New Century Telecoms, Inc.) and Brightshare (the parent company of eTelco, Inc.), which separately hold additional spectrum frequencies through their respective subsidiaries, or the Bow Arken Transaction and Brightshare Transaction, respectively.  We refer to the VTI Transaction, Bow Arken Transaction and Brightshare Transaction collectively as the SMC Transactions.

The consideration in the amount of Php52.8 billion representing the purchase price for the equity interest and assigned advances of previous owners to VTI, Bow Arken and Brightshare was paid in three tranches: 50% upon signing of the SPAs on May 30, 2016, 25% on December 1, 2016 and the final 25% on May 30, 2017.  The SPAs also provide that PLDT and Globe, through VTI, Bow Arken and Brightshare, would assume liabilities amounting to Php17.2 billion from May 30, 2016.  In addition, the SPAs contain a price adjustment mechanism based on the variance in these assumed liabilities to be agreed among PLDT, Globe and previous owners on the results of the confirmatory due diligence procedures jointly performed by PLDT and Globe.  On May 29, 2017, PLDT and Globe paid the previous owners the net amount of Php2.6 billion in relation to the aforementioned price adjustment based on the result of the confirmatory due diligence.  See Note 27 – Financial Assets and Liabilities – Commercial Commitments.

As part of the SMC Transactions, PLDT and Globe acquired certain outstanding advances made by the former owners of VTI, Bow Arken and Brightshare to VTI, Bow Arken and Brightshare or their respective subsidiaries.  The amounts of the advances outstanding to PLDT since the date of assignment to PLDT amounted to Php11,359 million: (i) Php11,038 million from VTI and its subsidiaries; (ii) Php238 million from Bow Arken and its subsidiaries; and (iii) Php83 million from Brightshare and its subsidiaries.

On February 28, 2017, PLDT and Globe each subscribed to 2.8 million new preferred shares to be issued out of the unissued portion of the existing authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share) or a total subscription price for each of Php11,040 million (inclusive of a premium over par of Php8,280 million).  PLDT and Globe’s assigned advances from SMC which were subsequently reclassified to deposit for future subscription of each amounting to Php11,040 million were applied as full subscription payment for the subscribed shares.

Also, on the same date, PLDT and Globe each subscribed to 800 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php4 thousand per subscribed share (inclusive of a premium over par of Php3 thousand per subscribed share), or a total subscription price for each Php3,200 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php148 million in cash for the subscribed shares.  The remaining balance of the subscription price of PLDT and Globe were fully paid as at December 29, 2017.

On December 15, 2017, PLDT and Globe each subscribed to 600 thousand new preferred shares of the authorized capital stock of VTI, at a subscription price of Php5 thousand per subscribed share (inclusive of a premium over par of Php4 thousand per subscribed share), for a total subscription price of Php3,000 million (inclusive of a premium over par of Php2,400 million).  PLDT and Globe each paid Php10 million in cash for the subscribed shares upon execution of the agreement.  The remaining balance of the subscription price was paid via conversion of advances amounting to Php2,990 million as at December 31, 2017.

As at September 30, 2018 and December 31, 2017, the amount of the advances outstanding to PLDT, to cover for the assumed liabilities and working capital requirements of the acquired companies, amounted to Php51 million and nil, respectively.

Purchase Price Allocation

PLDT has engaged an independent valuer to determine the fair value adjustments relating to the acquisition.  As at May 30, 2016, our share in the fair value of the intangible assets, which includes spectrum, amounted to Php18,885 million and goodwill of Php17,824 million has been determined based on the final results of an independent valuation.  Goodwill arising from this acquisition and carrying amount of the identifiable assets and liabilities, including deferred tax liability, and the related amortization through equity in net earnings were retrospectively adjusted accordingly.

The table below presents the summarized financial information of VTI, Bow Arken and Brightshare as at September 30, 2018 and December 31, 2017, and for the nine months ended September 30, 2018 and 2017:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	77,389	77,694
Current assets	3,130	2,807
Noncurrent liabilities	11,451	11,373
Current liabilities	2,708	1,936
Equity	66,360	67,192
Carrying amount of interest in VTI, Bow Arken and Brightshare	32,586	32,550
Additional Information:
Cash and cash equivalents	2,217	1,961
Current financial liabilities*	604	—
Noncurrent financial liabilities*	—	—

*	Excluding trade, other payables and provisions.

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	2,002	1,649
Depreciation and amortization	902	863
Interest income	33	20
Provision for income tax	130	32
Net loss	(30)	(490)
Other comprehensive income	—	—
Total comprehensive loss	(30)	(490)
Equity share in net loss of VTI, Bow Arken and Brightshare	(15)	(245)

Notice of Transaction filed with the Philippine Competition Commission, or PCC

On May 30, 2016, prior to closing the transaction, each of PLDT, Globe and SMC submitted notices of the VTI, Bow Arken and Brightshare Transaction (respectively, the VTI Notice, the Bow Arken Notice and the Brightshare Notice and collectively, the Notices) to the PCC pursuant to the Philippine Competition Act, or PCA, and Circular No. 16-001 and Circular No. 16-002 issued by the PCC, or the Circulars.  As stated in the Circulars, upon receipt by the PCC of the requisite notices, each of the said transactions shall be deemed approved in accordance with the Circulars.

Subsequently, on June 7, 2016, PLDT and the other parties to the said transactions received separate letters dated June 6 and 7, 2016 from the PCC which essentially stated, that: (a) with respect to VTI Transaction, the VTI Notice is deficient and defective in form and substance, therefore, the VTI Transaction is not “deemed approved” by the PCC, and that the missing key terms of the transaction are critical since the PCC considers certain agreements as prohibited and illegal; and (b) with respect to the Bow Arken and Brightshare Transactions, the compulsory notification under the Circulars does not apply and that even assuming the Circulars apply, the Bow Arken Notice and the Brightshare Notice are deficient and defective in form and substance.

On June 10, 2016, PLDT submitted its response to the PCC’s letter articulating its position that the VTI Notice is adequate, complete and sufficient and compliant with the requirement under the Circulars, and does not contain false material information; as such, the VTI Transaction enjoys the benefit of Section 23 of the PCA.  Therefore, the VTI Transaction is deemed approved and cannot be subject to retroactive review by the PCC.  Moreover, the parties have taken all necessary steps, including the relinquishment/return of certain frequencies and co-use of the remaining frequencies by Smart and Belltel and Globe and Belltel as discussed above, to ensure that the VTI Transaction will not substantially prevent, restrict or lessen competition to violate the PCA.  Nevertheless, in the spirit of cooperation and for transparency, the parties voluntarily submitted to the PCC, among others, copies of the SPAs for the PCC’s information and reference.

In a letter dated June 17, 2016, the PCC required the parties to further submit additional documents relevant to the co-use arrangement and the frequencies subject thereto, as well as other definitive agreements relating to the VTI Transaction.  It also disregarded the deemed approved status of the VTI Transaction in violation of the Circulars which the PCC itself issued, and insisted that it will conduct a full review, if not investigation of the said transaction under the different operative provisions of the PCA.

In the Matter of the Petition against the PCC

On July 12, 2016, PLDT filed before the Court of Appeals, or CA, a Petition for Certiorari and Prohibition (With Urgent Application for the Issuance of a Temporary Restraining Order, or TRO, and/or Writ of Preliminary Injunction), or the Petition, against the PCC.  The Petition seeks to enjoin the PCC from proceeding with the review of the acquisition by PLDT and Globe of equity interest, including outstanding advances and assumed liabilities, in the telecommunications business of SMC and performing any act which challenges or assails the “deemed approved” status of the SMC Transactions.  On July 19, 2016, the 12th Division of the CA, issued a Resolution directing the PCC through the Office of the Solicitor General, or the OSG, to file its Comment within a non-extensible period of 10 days from notice and show cause why the Petition should not be granted.  On August 11, 2016, the PCC through the OSG, filed its Comment to the Petition (With Opposition to Petitioner’s Application for a Writ of Preliminary Injunction).  On August 19, 2016, PLDT filed its Reply to Respondent PCC’s Comment.

On August 26, 2016, the CA issued a Writ of Preliminary Injunction enjoining and directing the respondent PCC, their officials and agents, or persons acting for and in their behalf, to cease and desist from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016 during the pendency of the case and until further orders are issued by the CA.  On September 14, 2016, the PCC filed a Motion for Reconsideration of the CA’s Resolution.  During this time, Globe moved to have its Petition consolidated with the PLDT Petition.  In a Resolution promulgated on October 19, 2016, the CA: (i) accepted the consolidation of Globe’s petition versus the PCC (CA G.R. SP No. 146538) into PLDT’s petition versus the PCC (CA G.R. SP No. 146528) with the right of replacement; (ii) admitted the Comment dated October 4, 2016 filed by the PCC; (iii) referred to the PCC for Comment (within 10 days from receipt of notice) PLDT’s Urgent Motion for the Issuance of a Gag Order dated September 30, 2016 and to cite the PCC for indirect contempt; and (iv) ordered all parties to submit simultaneous memoranda within a non-extendible period of 15 days from notice.  On November 11, 2016, PLDT filed its Memorandum in compliance with the CA’s Resolution.

On February 17, 2017, the CA issued a Resolution denying PCC’s Motion for Reconsideration dated September 14, 2016, for lack of merit.  The CA denied PLDT’s Motion to Cite the PCC for indirect Contempt for being premature.  In the same Resolution, as well as in a separate Gag Order attached to the Resolution, the CA granted PLDT’s Urgent Motion for the Issuance of a Gag Order and directed PCC to remove immediately from its website its preliminary statement of concern and submit its compliance within five days from receipt thereof.  All the parties were ordered to refrain, cease and desist from issuing public comments and statements that would violate the sub judice rule and subject them to indirect contempt of court.  The parties were also required to comment within ten days from receipt of the Resolution, on the Motion for Leave to Intervene and to Admit the Petition-in-Intervention dated February 7, 2017 filed by Citizenwatch, a non-stock and non-profit association.

On April 18, 2017, the PCC filed before the Supreme Court a Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division on August 26, 2016 restraining PCC’s review of the SMC Transactions.  In compliance with the Supreme Court’s Resolution issued on April 25, 2017, PLDT on July 3, 2017 filed its Comment dated July 1, 2017 to the PCC’s Petition.  The Supreme Court issued a Resolution dated July 18, 2017 noting PLDT’s Comment and requiring the PCC to file its Consolidated Reply.  The PCC filed a Motion for Extension of Time and prayed that it be granted until October 23, 2017 to file its Consolidated Reply.  The PCC filed its Consolidation Reply to the: (1) Comment filed by PLDT; and (2) Motion to Dismiss filed by Globe on November 7, 2017.  The same was noted by the Supreme Court in a Resolution dated November 28, 2017.

During the intervening period, the CA rendered its Decision in October 18, 2017, granting the Petitions filed by PLDT and Globe.  In its Decision, the CA: (i) permanently enjoined the PCC from conducting further proceedings for the pre-acquisition review and/or investigation of the SMC Transactions based on its Letters dated June 7, 2016 and June 17, 2016; (ii) annulled and set aside the Letters dated June 7, 2016 and June 17, 2016; (iii) precluded the PCC from conducting a full review and/or investigation of the SMC Transactions;
(iv) compelled the PCC to recognize the SMC Transactions as deemed approved by operation of law; and
(v) denied the PCC’s Motion for Partial Reconsideration dated March 6, 2017, and directed the PCC to permanently comply with the CA’s Resolution dated February 17, 2017 requiring PCC to remove its preliminary statement of concern from its website.  The CA clarified that the deemed approved status of the SMC Transactions does not, however, remove the power of PCC to conduct post-acquisition review to ensure that no anti-competitive conduct is committed by the parties.

On November 7, 2017, PCC timely filed a Motion for Additional Time to file a Petition for Review on Certiorari before the Supreme Court.  The Supreme Court granted PCC’s motion in its Resolution dated November 28, 2017.

On December 13, 2017, PLDT, through counsel, received the PCC’s Petition for Review on Certiorari filed before the Supreme Court assailing the CA’s Decision dated October 18, 2017.  In this Petition, the PCC raised procedural and substantive issues for resolution.  Particularly, the PCC assailed the issuance of the writs of certiorari, prohibition, and mandamus considering that the determination of the sufficiency of the Notice pursuant to the Transitory Rules involves the exercise of administrative and discretionary prerogatives of the PCC.  On the substantive aspect, the PCC argued that the CA committed grave abuse of discretion in ruling that the SMC Transactions should be accorded the deemed approved status under the Transitory Rules.  The PCC maintained that the Notice of the SMC Transaction was defective because it failed to provide the key terms thereof.

In the Supreme Court Resolution dated November 28, 2017, which was received by PLDT, through counsel, on December 27, 2017, the Supreme Court decided to consolidate the PCC’s Petition to Annul the Writ of Preliminary Injunction issued by the CA’s 12th Division with that of its Petition for Review on Certiorari assailing the decision of the CA on the merits.

On February 13, 2018, PLDT, through counsel, received Globe’s Motion for Leave to File and Admit the Attached Rejoinder before the Supreme Court.  The Rejoinder attached to Globe’s Motion addressed the arguments raised by PCC in its Consolidated Reply dated November 7, 2017.

The consolidated petitions remain pending as at the date of this report.

VTI’s Tender Offer for the Minority Stockholders’ Shares in Liberty Telecom Holdings, Inc., or LIB

On August 18, 2016, the Board of Directors of VTI approved the voluntary tender offer to acquire the common shares of LIB, a subsidiary of VTI, which are held by the remaining minority shareholders, and the intention to delist the shares of LIB from the PSE.

On August 24, 2016, VTI, owner of 87.12% of the outstanding common shares of LIB, undertook the tender offer to purchase up to 165.88 million common shares owned by the remaining minority shareholders, representing 12.82% of LIB’s common stock, at a price of Php2.20 per share.  The tender offer period ended on October 20, 2016, the extended expiration date, with over 107 million shares tendered, representing approximately 8.3% of LIB’s issued and outstanding common shares.  The tendered shares were crossed at the PSE on November 4, 2016, with the settlement on November 9, 2016.

Following the conclusion of the tender offer, VTI now owns more than 95% of the issued and outstanding common shares, and 99.1% of the total issued and outstanding capital stock, of LIB.

The tender offer was undertaken in compliance with the PSE’s requirements for the voluntary delisting of LIB common shares from the PSE.  The voluntary delisting of LIB was approved by the PSE effective November 21, 2016.

iCommerce’s Investment in PHIH

On January 20, 2015, PLDT and Rocket Internet entered into a JVA designed to foster the development of internet-based businesses in the Philippines.  PLDT, through its subsidiary, Voyager, and Asia Internet Holding S.à r.l., or AIH, which is 50%-owned by Rocket Internet, were the initial shareholders of the joint venture company PHIH.  iCommerce, former subsidiary of Voyager, replaced the latter as shareholder of PHIH on October 14, 2015 and held a 33.33% equity interest in PHIH.

The objective of PHIH was the creation and development of online businesses in the Philippines, the leveraging of local market and business model insights, the facilitation of commercial, strategic and investment partnerships, and the acceleration of the rollout of online startups in the Philippines.  In accordance with the underlying agreements, iCommerce paid approximately €7.4 million to PHIH as contribution to capital.  Payment of another contribution by iCommerce to the PHIH capital of approximately €2.6 million was requested in 2016 and remained outstanding.

On September 15, 2017, AIH initiated arbitral proceedings via the German Arbitration Institute (DIS), or DIS, against iCommerce for not settling the €2.6 million contribution.  AIH required the payment of €2.6 million plus interest and all costs of the arbitral proceedings.

On December 14, 2017, the management and operations of iCommerce was transferred from VIH to PLDT Online.  As a result, VIH ceased to have any direct interest in iCommerce and any indirect interest in PHIH.  See Note 2 – Summary of Significant Accounting Policies – Transfer of iCommerce to PLDT Online.

On April 19, 2018, iCommerce, together with PLDT and Voyager, executed a Settlement Agreement with AIH to terminate the arbitral proceedings and to settle disputes over rights and obligations in connection with the PHIH agreements.  On the same date, iCommerce executed a Share Transfer Agreement with AIH to transfer its PHIH shares to AIH.  As a result, iCommerce gave up its 33.33% equity interest for zero value and its claims over the remaining cash of PHIH.  iCommerce, AIH and PHIH waived all other claims in connection with PHIH, including any claims against iCommerce.

On separate letters dated April 26, 2018, iCommerce and AIH informed the DIS that both parties have concluded an out-of-court settlement with AIH requesting for the termination of the arbitral proceedings.

On May 7, 2018, iCommerce received the order of the DIS for the termination of the arbitral proceedings and the administrative fees to be paid in relation to the arbitral proceedings.  With the foregoing, iCommerce has completed the exit from the joint venture.

Investment in Beacon

On March 1, 2010, PCEV, MPIC and Beacon, entered into an Omnibus Agreement, or OA, where PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.  PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco.

Beacon is merely a special purpose vehicle created for the main purpose of holding and investing in Meralco using the same Meralco shares as collateral for funding such additional investment.  The OA entered into by Beacon, PCEV and MPIC effectively delegates the decision making power of Beacon over the Meralco shares to PCEV and MPIC and that Beacon does not exercise any discretion over the vote to be taken in respect of the Meralco shares but is obligated to vote on the Meralco shares strictly in accordance with the instructions of PCEV and MPIC.  Significant influence over the relevant financing and operating activities of Meralco is exercised at the respective Boards of PCEV and MPIC.

PCEV accounted for its investment in Beacon as investment in joint venture since the OA established joint control over Beacon until its full divestment on June 27, 2017.

PCEV’s Investment in Beacon Shares

PCEV made the following investments in Beacon:

Date	Transaction	Number of Shares	Total Consideration (Php)
		(in millions)	(in millions)
March 30, 2010	PCEV subscription to Beacon Common Shares(1)	1,157 Beacon Common Shares	23,130
October 25, 2011	PCEV transfer of remaining Meralco Common Shares to Beacon(2)	69 Meralco Common Shares	15,136
	PCEV subscription to Beacon Preferred Shares	1,199 Beacon Class “A” Preferred Shares	15,136
January 20, 2012	PCEV subscription to Beacon Common Shares	135 Beacon Common Shares	2,700
May 30, 2016	PCEV subscription to Beacon Class “B” Preferred Shares	277 Beacon Class “B” Preferred Shares	3,500
September 9, 2016	Beacon redemption of Class “B” Preferred Shares held by PCEV	198 Beacon Class “B” Preferred Shares	2,500
April 20, 2017	Beacon redemption of Class “B” Preferred Shares held by PCEV	79 Beacon Class “B” Preferred Shares	1,000

(1)	PCEV transferred 154 million Meralco shares at a price of Php150.00 per share or an aggregate amount of Php23,130 million on May 12, 2010.
(2)	The transfer of the Meralco shares were implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million and Php8,145 million on May 12, 2010 and October 25, 2011, respectively, for the difference between the transfer price of the Meralco shares to Beacon and the carrying amount in PCEV’s books of the Meralco shares transferred since the transfer was between entities with common shareholders.  The deferred gain, presented as a reduction in PCEV’s investment in Beacon common shares, will only be realized upon the disposal of the Meralco shares to a third party.

On May 30, 2016, the Board of Directors of Beacon approved the increase in authorized capital stock of Beacon from 5,000 million to 6,000 million divided into 3,000 million common shares with a par value of Php1.00 per share, 2,000 million Class “A” preferred shares with a par value of Php1.00 per share and 1,000 million new Class “B” preferred shares with a par value of Php1.00 per share.

The amount raised by Beacon from the subscription of PCEV and MPIC to Class “B” Preferred Shares was used to fund the subscription to an aggregate 56% of the issued share capital of Global Business Power Corporation, or Global Power, through Beacon Powergen Holdings, Inc., or Beacon Powergen.  Global Power is the leading power supplier in Visayas region and Mindoro Island.

On September 9, 2016 and April 20, 2017, the Board of Directors of Beacon approved the redemption of 198 million and 79 million Class “B” preferred shares held by PCEV, respectively.  Beacon paid the redemption price equal to the aggregate issue price as well as cash dividends on the said preferred shares amounting to Php21 million and Php43 million, on September 30, 2016 and April 25, 2017, respectively.

Beacon’s Dividend Declaration

A summary of PCEV’s share on Beacon’s dividend declarations before PCEV’s divestment in 2017 are shown below:

Date of Declaration	Date of Payment	Holders	Amount (Php)	Share of PCEV (Php)
			(in millions)
March 6, 2017	March 10, 2017	Class “A” Preferred	945	236
April 20, 2017	April 25, 2017	Class “A” Preferred	945	236
April 20, 2017	April 25, 2017	Class “B” Preferred	192	43
June 13, 2017	July 31, 2017	Class “A” Preferred	1,273	318
Total dividends declared as at December 31, 2017 (Audited)			3,355	833

Sale of Beacon’s Meralco Shares to MPIC

Beacon has entered into the following Share Purchase Agreements with MPIC:

Date	Number of Shares Sold	% of Meralco Shareholdings Sold	Price Per Share (Php)	Total Price (Php)	Deferred Gain Realized(1) (Php)
	(in millions)			(in millions)
June 24, 2014	56.35	5%	235.00	13,243	1,418
April 14, 2015	112.71	10%	235.00	26,487	2,838

(1)	Since Beacon sold the shares to an entity not included in the PLDT Group, PCEV realized portion of the deferred gain which was recognized when the Meralco shares were transferred to Beacon.

On June 24, 2014, MPIC settled a portion of the consideration amounting to Php3,000 million and the balance amounting to Php10,243 million was paid on February 27, 2015.

As part of the April 14, 2015 sale, MPIC settled a portion of the consideration amounting to Php1,000 million on April 14, 2015 and Php17,000 million on June 29, 2015, both of which were used by Beacon to partially settle its outstanding loans.  MPIC paid Beacon the balance of Php8,487 million on July 29, 2016.

Sale of PCEV’s Beacon Common and Preferred Shares to MPIC

PCEV has entered into the following Share Purchase Agreements with MPIC:

Date	Number of Shares Sold	Selling Price (Php)	Deferred Gain Realized (Php)
	(in millions)
June 6, 2012	282 Preferred Shares	3,563	2,012
May 30, 2016	646 Common shares and 458 Preferred Shares	26, 200	4,962
June 13, 2017	646 Common shares and 458 Preferred Shares	21,800	4,962

On May 30, 2016, MPIC settled a portion of the consideration amounting to Php17,000 million immediately upon signing of the Share Purchase Agreement dated May 30, 2016 and the balance of Php9,200 million will be paid in annual installments until June 2020.

On June 27, 2017, MPIC settled a portion of the consideration amounting to Php12,000 million upon closing of the sale under the Share Purchase Agreement dated June 13, 2017 and the balance of Php9,800 million will be paid in annual installments from June 2018 to June 2021.

As at January 1, 2018, the unpaid balance from MPIC is measured at fair value through other comprehensive income in accordance with the new classification under PFRS 9 with interest income to be accreted over the term of the receivable.

Subsequent to the sale of PCEV’s remaining 25% interest in Beacon in June 2017, PCEV continued to hold its representation in the Board of Directors of Beacon and participate in the decision making.  As set forth in the Share Purchase Agreement dated June 30, 2017: (i) PCEV shall be entitled to nominate one director to the Board of Directors of Beacon (“Seller’s Director”) and MPIC agrees to vote its shares in Beacon in favor of such Seller’s Director; and (ii) MPIC shall cede to PCEV the right to vote all of the shares.  The parties agreed that with respect to decisions or policies affecting dividend payouts to be made by Beacon, PCEV shall exercise its voting rights, and shall vote, in accordance with the recommendation of MPIC on such matter. Based on the foregoing, PCEV’s previously joint control over Beacon has become a significant influence.

Sale of PCEV’s Receivables from MPIC

On December 5, 2017, the Board of Directors of PCEV approved the proposed sale of 50% of PCEV’s receivable from MPIC, with an option on the part of PCEV to upsize to 75%, consisting of the proceeds from the sale of its shares in Beacon, which are due in 2019 to 2021.

On March 2, 2018, PCEV entered into a Receivables Purchase Agreement, or RPA, with various financial institutions, or the Purchasers, to sell a portion of its receivables from MPIC due in 2019 to 2021 amounting to Php5,550 million for a total consideration of Php4,852 million, which was settled on March 5, 2018.  Under the terms of the RPA, the Purchasers will have exclusive ownership of the purchased receivables and all of its rights, title, and interest.

On March 23, 2018, PCEV entered into another RPA with a financial institution to sell a portion of its receivables from MPIC due in 2019 amounting to Php2,230 million for a total consideration of Php2,124 million, which was settled on April 2, 2018.

PCEV’s remaining receivables from MPIC amounted to Php4,319 million and Php15,552 million as at September 30, 2018 and December 31, 2017, respectively.

Summarized financial information of individually immaterial joint ventures

The table below presents the summarized financial information of our individually immaterial joint ventures as at September 30, 2018 and December 31, 2017:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	—	1
Current assets	—	145
Equity	—	146
Noncurrent liabilities	—	—
Current liabilities	—	—

Total net loss and comprehensive loss of our individually immaterial joint ventures amounted to Php327 thousand as at September 30, 2018.

Total net income and comprehensive income of our individually immaterial joint ventures amounted to Php495 thousand as at September 30, 2017.

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at September 30, 2018 and December 31, 2017.

11.	Financial Assets at FVPL/Available-for-Sale Financial Investments

As at September 30, 2018 and December 31, 2017, this account consists of:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	Financial assets at FVPL	Available-for-sale financial investments
	(in million pesos)
Rocket Internet	4,373	12,848
iflix Limited, or iflix	1,841	1,841
Club shares and others	282	239
Matrixx	237	237
	6,733	15,165

Investment of PLDT Online in Rocket Internet

On August 7, 2014, PLDT and Rocket Internet entered into a global strategic partnership to drive the development of online and mobile payment solutions in emerging markets.  Rocket Internet provides a platform for the rapid creation and scaling of consumer internet businesses outside the U.S. and China.  Rocket Internet’s prominent brands include the leading Southeast Asian e-Commerce businesses Zalora and Lazada, as well as fast growing brands with strong positions in their markets such as Dafiti, Linio, Jumia, Namshi, Lamoda, Jabong, Westwing, Home24 and HelloFresh in Latin America, Africa, Middle East, Russia, India and Europe. Financial technology and payments comprise Rocket Internet’s third sector where it anticipates numerous and significant growth opportunities.

Pursuant to the terms of the investment agreement, PLDT invested €333 million, or Php19,577 million, in cash, for new shares equivalent to a 10% stake in Rocket Internet as at August 2014.  These new shares are of the same class and bear the same rights as the Rocket Internet shares held by the investors as at the date of the agreement namely, Investment AB Kinnevik and Access Industries, in addition to Global Founders GmbH (formerly European Founders Fund GmbH). PLDT made the €333 million investment in two payments (on September 8 and September 15, 2014), which it funded from available cash and new debt.

On August 21, 2014, PLDT assigned all its rights, title and interests as well as all of its obligations related to its investment in Rocket Internet, to PLDT Online, an indirectly wholly-owned subsidiary of PLDT.

On October 1, 2014, Rocket Internet announced the pricing of its initial public offering, or IPO, at €42.50 per share. On October 2, 2014, Rocket Internet listed its shares on Entry Standard of the Frankfurt Stock Exchange under the ticker symbol “RKET.” Our ownership stake in Rocket Internet after the IPO was reduced to 6.6%. In February 2015, due to additional issuances of shares by Rocket Internet, our ownership percentage in Rocket Internet was further reduced to 6.1%, and remained as such as at December 31, 2017.

On September 26, 2016, Rocket Internet applied for admission to trading under the regulated market (Prime Standard) of the Frankfurt Stock Exchange.  RKET has been admitted to the Prime Standard and is part of the Frankfurt Stock Exchange’s SDAX.

On April 16, 2018, Rocket Internet announced the buyback of up to 15 million shares through a public share purchase offer, or the Offer, against payment of an offer price in the amount of €24 per share.  PLDT Online committed to accept the Offer of Rocket Internet for at least 7 million shares, or approximately 67.4% of the total number of shares directly held by PLDT Online.

On May 4, 2018, Rocket Internet accepted the tender of PLDT Online of 7 million shares and paid the total consideration of €163 million, or Php10,059 million, which was settled on May 9, 2018, reducing the equity ownership in Rocket Internet from 6.1% to 2.0%.

On May 23, 2018, Rocket Internet redeemed 10.8 million shares reducing its share capital to €154 million.  As a result of the redemption of shares, PLDT Online’s equity ownership in Rocket Internet increased from 2.0% to 2.1%.

On various dates in the third quarter of 2018, PLDT Online sold 0.7 million Rocket Internet shares for an aggregated amount of €22 million, or Php1,346 million, reducing equity ownership in Rocket Internet from 2.1% to 1.7%.

Further details on investment in Rocket Internet for the nine months ended September 30, 2018 and 2017, and as at September 30, 2018 and December 31, 2017 are as follows:

	September 30,
	2018	2017
	(Unaudited)
Total market value as at beginning of the period (in million pesos)	12,848	10,058
Closing price per share at end of the period (in Euros)	26.96	21.76
Total market value as at end of the period (in million Euros)	70	220
Total market value as at end of the period (in million pesos)	4,373	13,162
Total cost of sold shares (in million pesos)	9,564	—
Net gains from changes in fair value recognized during the period (in million pesos)	1,089	3,104
Recognized in profit or loss (in million pesos)	1,089	(540)
Recognized in other comprehensive loss (in million pesos)	—	3,644

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	Financial assets at FVPL	Available-for-sale Financial Investments
	(in million pesos)
Acquisition cost including capitalized cost	5,011	19,711
Fair value adjustment in profit or loss	2,174	—
Cumulative impairment charges	(2,812)	(11,045)
Fair value adjustment in other comprehensive income	—	4,182
Balance at end of the period	4,373	12,848

Based on our judgment, the decline in fair value of our investment in Rocket Internet was considered significant as the cumulative net losses from changes in fair value represented more than 20% decline in value below cost.  As a result, total cumulative impairment losses recognized on our investment in Rocket Internet amounted to Php2,812 million and Php11,045 million as at September 30, 2018 and December 31, 2017, respectively.  Impairment losses charged in our consolidated income statements amounted to Php540 million for the nine months ended September 30, 2017.

Starting January 1, 2018, PLDT Group adopted the new classification of financial assets - equity instruments in accordance with PFRS 9.  Equity instruments previously classified as available-for-sale financial investments in PAS 39 will now be classified and measured at FVPL.  As a result, total cumulative valuation gain on our investment in Rocket Internet recognized in our consolidated income statements amounted to Php1,089 million as at September 30, 2018.

See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Impairment of available-for-sale equity investments.

As at November 7, 2018, closing price of Rocket Internet is €25.26.

Investment of PLDT Online in iflix

On April 23, 2015, PLDT Online subscribed to a convertible note of iflix, an internet TV service provider in Southeast Asia, for US$15 million, or Php686 million.  The convertible note was issued and paid on August 11, 2015.  iflix will use the funds to continue roll out of the iflix subscription video-on-demand services across the Southeast Asian region, acquire rights to new content, and produce original programming to market to potential customers.

This investment is in line with our strategy to develop new revenue streams and to complement our present business by participating in the digital world beyond providing access and connectivity.

On March 10, 2016, the US$15 million convertible note held by PLDT Online was converted into 20.7 million ordinary shares of iflix in connection with a new funding round led by Sky Plc, Europe’s leading entertainment company, and the Indonesian company, Emtek Group.  The conversion resulted on a valuation gain amounting to U$19 million, or Php898 million, increasing the fair value of PLDT Online’s investment amounting to US$34 million, or Php1,584 million.

On August 4, 2017, PLDT Online subscribed to a convertible note of iflix for US$1.5 million, or Php75 million, in a new funding round led by Hearst Entertainment.  The convertible note was paid on August 8, 2017.  The note is zero coupon, senior and unsubordinated, non-redeemable, transferable and convertible into Series B Preferred Shares subject to occurrence of a conversion event.  iflix will use the funds to invest in its local content strategy and for its regional and international expansion.

The fair value of PLDT Online’s investment amounted to US$35.5 million, or Php1,841 million, as at September 30, 2018 and December 31, 2017, which account for approximately 7.3% of the total equity stock of iflix.

Investment of PLDT Capital in Matrixx

On December 18, 2015, PLDT Capital entered into a Stock and Warrant Purchase Agreement with Matrixx, a Delaware corporation.  Matrixx provides the IT foundation to move to an all-digital service environment with a new real-time technology platform designed to handle the surge in interactions without forcing the compromises of conventional technology.  Under the terms of the agreement, PLDT Capital subscribed to convertible Series B Preferred Stock of Matrixx for a total consideration of US$5 million, or Php237 million, and was entitled to purchase additional Series B Preferred Stock upon occurrence of certain conditions on or before March 15, 2016.  PLDT Capital did not exercise its right to purchase additional Series B Preferred Stock of Matrixx.

12.	Debt Instruments at Amortized Cost/Investment in Debt Securities and Other Long-term Investments

As at September 30, 2018 and December 31, 2017, this account consists of:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	Debt instruments at amortized cost	Investment in debt securities and other long- term investments
	(in million pesos)
GT Capital Bond	150	150
Security Bank Corporation, or Security Bank, Time Deposits	—	100
	150	250
Less current portion (Note 27)	—	100
Noncurrent portion (Note 27)	150	150

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with face value of Php150 million maturing on February 27, 2020.  The bond has a gross coupon rate of 4.84% payable on a quarterly basis, and was recognized as held-to-maturity investment.  Starting January 1, 2018, the bond was classified as debt instrument at amortized cost under PFRS 9.  Interest income, net of withholding tax, recognized on this investment amounted to Php4 million each for the nine months ended September 30, 2018 and 2017.  The carrying value of this investment amounted to Php150 million each as at September 30, 2018 and December 31, 2017.

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank at a gross coupon rate of 4.00%, which matured on October 11, 2017.  Interest income, net of withholding tax, recognized on this investment amounted to US$140 thousand, or Php7 million, for the nine months ended September 30, 2017.

In May 2013, PLDT invested US$2.0 million in a five-year time deposit with Security Bank at a gross coupon rate of 3.5%, which matured on May 31, 2018.  Interest income, net of withholding tax, recognized on this investment amounted to US$25 thousand, or Php1.3 million, and US$49 thousand, or Php2.5 million, for the nine months ended September 30, 2018 and 2017, respectively.  The carrying value of this investment amounted to nil and Php100 million as at September 30, 2018 and December 31, 2017, respectively.

PSALM Bonds

In April 2013, Smart purchased, at a premium, PSALM Bonds with face value of Php200 million with yield-to-maturity at 4.25% gross, which matured on April 22, 2017.  The bond had a gross coupon rate of 7.75% payable on a quarterly basis, and was recognized as held-to-maturity investment.  Premium was amortized using the EIR method.  Interest income, net of withholding tax, recognized on this investment amounted to Php6 million for the nine months ended September 30, 2017.

13.	Investment Properties

Changes in investment properties account for the nine months ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	Land	Land Improvements	Building	Total
	(in million pesos)
September 30, 2018 (Unaudited)
Balance at beginning of the period	1,322	8	305	1,635
Net gains from fair value adjustments charged to profit or loss	298	—	10	308
Balance at end of the period	1,620	8	315	1,943
December 31, 2017 (Audited)
Balance at beginning of the year	1,567	8	315	1,890
Net gains (losses) from fair value adjustments charged to profit or loss	4	—	(7)	(3)
Transfers to property and equipment	(10)	—	(3)	(13)
Disposals	(239)	—	—	(239)
Balance at end of the year	1,322	8	305	1,635

Investment properties, which consist of land, land improvements and building, are stated at fair values, which have been determined based on appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties.  None of our investment properties are being leased to third parties that earn rental income.

The valuation for land was based on a market approach valuation technique using price per square meter ranging from Php23 to Php475 thousand.  The valuation for building and land improvements was based on a cost approach valuation technique using current material and labor costs for improvements based on external and independent reviewers.

We have determined that the highest and best use of some of the idle or vacant land properties at the measurement date would be to convert the properties for residential or commercial development.  The properties are not being used for strategic reasons.

We have no restrictions on the realizability of our investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

Repairs and maintenance expenses related to investment properties that do not generate rental income amounted to Php28 million and Php20 million for the nine months ended September 30, 2018 and 2017, respectively.

The above investment properties were categorized under Level 3 of the fair value hierarchy.  There were no transfers in and out of Level 3 of the fair value hierarchy.

Significant increases (decreases) in price per square meter for land, current material and labor costs of improvements would result in a significantly higher (lower) fair value measurement.

14.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets account for the nine months ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	Intangible Asset with	Intangible Assets with Finite Life					Total Intangible Assets			Total Goodwill
	Indefinite Life Trademark	Franchise	Customer List	Spectrum	Licenses	Others	with Finite Life	Total Intangible Assets	Goodwill	and Intangible Assets
	(in million pesos)
September 30, 2018 (Unaudited)
Costs:
Balance at beginning of the period	4,505	3,016	4,726	1,205	1,079	1,562	11,588	16,093	63,058	79,151
Additions	—	—	—	—	20	1	21	21	—	21
Disposals	—	—	—	—	—	(372)	(372)	(372)	—	(372)
Translation and other adjustments	—	—	—	—	—	25	25	25	—	25
Balance at end of the period	4,505	3,016	4,726	1,205	1,099	1,216	11,262	15,767	63,058	78,825
Accumulated amortization and impairment:
Balance at beginning of the period	—	1,147	3,280	1,071	1,044	1,347	7,889	7,889	1,679	9,568
Amortization during the period (Notes 4 and 5)	—	140	383	60	5	53	641	641	—	641
Disposals	—	—	—	—	—	(372)	(372)	(372)	—	(372)
Translation and other adjustments	—	—	—	—	—	25	25	25	—	25
Balance at end of the period	—	1,287	3,663	1,131	1,049	1,053	8,183	8,183	1,679	9,862
Net balance at end of the period	4,505	1,729	1,063	74	50	163	3,079	7,584	61,379	68,963
Estimated useful lives (in years)	1 – 10	16	2 – 9	15	18	1 – 10	—	—	—	—
Remaining useful lives (in years)	8	9	1 – 2	1	4	5 – 9	—	—	—	—
December 31, 2017 (Audited)
Costs:
Balance at beginning of the year	4,505	3,016	4,726	1,205	1,079	1,379	11,405	15,910	63,058	78,968
Additions	—	—	—	—	—	138	138	138	—	138
Translation and other adjustments	—	—	—	—	—	45	45	45	—	45
Balance at end of the year	4,505	3,016	4,726	1,205	1,079	1,562	11,588	16,093	63,058	79,151
Accumulated amortization and impairment:
Balance at beginning of the year	—	961	2,769	991	1,037	1,251	7,009	7,009	1,679	8,688
Amortization during the year (Notes 4 and 5)	—	186	511	80	7	51	835	835	—	835
Translation and other adjustments	—	—	—	—	—	45	45	45	—	45
Balance at end of the year	—	1,147	3,280	1,071	1,044	1,347	7,889	7,889	1,679	9,568
Net balance at end of the year	4,505	1,869	1,446	134	35	215	3,699	8,204	61,379	69,583
Estimated useful lives (in years)	—	16	2 – 9	15	18	1 – 10	—	—	—	—
Remaining useful lives (in years)	—	10	1 – 3	2	5	5 – 9	—	—	—	—

The consolidated goodwill and intangible assets of our reportable segments as at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018 (Unaudited)				December 31, 2017 (Audited)
	Wireless	Fixed Line	Others	Total	Wireless	Fixed Line	Total
	(in million pesos)
Trademark	4,505	—	—	4,505	4,505	—	4,505
Franchise	1,729	—	—	1,729	1,869	—	1,869
Customer list	1,063	—	—	1,063	1,446	—	1,446
Spectrum	74	—	—	74	134	—	134
Licenses	50	—	—	50	35	—	35
Others	—	—	163	163	215	—	215
Total intangible assets	7,421	—	163	7,584	8,204	—	8,204
Goodwill	56,571	4,808	—	61,379	56,571	4,808	61,379
Total goodwill and intangible assets	63,992	4,808	163	68,963	64,775	4,808	69,583

Intangible Assets

Intangible asset with indefinite life pertains to the “Sun Cellular” trademark of DMPI, resulting from PLDT’s acquisition of Digitel in 2011.  PLDT intends to continue using the “Sun Cellular” brand to cater to a specific market segment.  As such, the “Sun Cellular” trademark is viewed to have an indefinite useful life.

Smart’s digital innovations arm, thru VIH’s subsidiaries PayMaya, Voyager and FINTQ continuously improve their existing products and services through regular technological development and upgrades of their platforms.  Accumulated costs related to such technical activities are capitalized as intangible assets.

The consolidated future amortization of intangible assets as at September 30, 2018 is as follows:

Year	(in million pesos)
2018(1)	215
2019	830
2020	685
2021	211
2022 and onwards	5,643
7,584

(1)	October 1, 2018 through December 31, 2018.

Impairment Testing of Goodwill and Intangible Asset with Indefinite Useful Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line, wireless and others segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed line, wireless and others segments.  As at September 30, 2018, the PLDT Group’s goodwill comprised of goodwill resulting from acquisition of PLDT’s additional investment in PG1 in 2014, ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, SBI’s acquisition of Airborne Access Corporation in 2008, and Smart’s acquisition of SBI in 2004.

Although revenue streams may be segregated among the companies within the PLDT Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform.  The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities.  On the other hand, PLDT has the largest fixed line network in the Philippines.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers.  In the same manner, PLDT has the most Internet Gateway facilities which are composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries share the same facilities to leverage on a Group perspective.

Because of the significant common use of network facilities among fixed line and wireless companies within the Group, management deems that the Wireless and Fixed Line units are considered the lowest CGUs for impairment test of goodwill until 2014.

In 2015, subsequent to the decision of Management to consolidate the various digital businesses under Voyager and assign a separate management from wireless business, the Voyager unit has been considered as a CGU separate from the Wireless unit.  As a result, goodwill amounting to Php980 million was allocated to Voyager CGU.

The Wireless, Fixed Line and Voyager units are the lowest CGUs to which goodwill is to be allocated given that the Fixed Line, Wireless and Voyager operations generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of the Wireless, Fixed Line and Voyager CGUs had been determined using the value- in-use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors.  The post-tax discount rates applied to cash flow projections are 8.3% for the Wireless and Fixed Line CGUs, and 12% for the Voyager CGUs.  Cash flows beyond the projection period are determined using a 3.0% growth rate for the Wireless and Fixed Line CGUs, which is the same as the long-term average growth rate for the telecommunications industry, while for the Voyager CGU, a 5.0% growth rate was used.  Other key assumptions used in the cash flow projections include revenue growth, operating margin and capital expenditures.

Based on the assessment of the value in use of the Wireless and Fixed Line CGUs, the recoverable amount of the Wireless and Fixed Line CGUs exceeded their carrying amounts, hence, no impairment was recognized in relation to goodwill as at September 30, 2018 and December 31, 2017.

With regard to the assessment of value in use for Wireless and Fixed Line CGUs, management believes that no reasonable changes in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

15.	Cash and Cash Equivalents

As at September 30, 2018 and December 31, 2017, this account consists of:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 27)	7,678	6,351
Temporary cash investments (Note 27)	37,528	26,554
	45,206	32,905

Cash in banks earn interest at prevailing bank deposit rates.  Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates.  Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.  See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php648 million and Php466 million for the nine months ended September 30, 2018 and 2017, respectively.

16.	Trade and Other Receivables

As at September 30, 2018 and December 31, 2017, this account consists of receivables from:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Retail subscribers (Note 27)	19,692	17,961
Corporate subscribers (Notes 24 and 27)	9,896	9,641
Foreign administrations (Note 27)	4,428	6,517
Domestic carriers (Notes 24 and 27)	378	457
Dealers, agents and others (Notes 24 and 27)	19,959	13,686
	54,353	48,262
Less allowance for doubtful accounts (Notes 5 and 27)	15,394	14,501
	38,959	33,761

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers.  The aforementioned amounts of receivables are shown net of related payables to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the PLDT Group, dividend receivables and advances from affiliates.

Trade receivables are non-interest-bearing and generally have settlement terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 24 – Related Party Transactions.

See Note 24 – Related Party Transactions for the summary of transactions with related parties and Note 27 – Financial Assets and Liabilities – Credit Risk on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

Changes in the allowance for doubtful accounts for the nine months ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	Total	Retail Subscribers	Corporate Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
September 30, 2018 (Unaudited)
Balance at beginning of the period	14,501	8,778	3,304	938	75	1,406
Provisions, reversals and other adjustments	3,261	2,157	1,143	47	(1)	(85)
Write-offs	(2,368)	(2,106)	(262)	—	—	—
Balance at end of the period	15,394	8,829	4,185	985	74	1,321
Individual impairment	11,007	5,843	4,016	155	50	943
Collective impairment	4,387	2,986	169	830	24	378
	15,394	8,829	4,185	985	74	1,321
Gross amount of receivables individually impaired, before deducting any impairment allowance	11,007	5,843	4,016	155	50	943

December 31, 2017 (Audited)
Balance at beginning of the year	18,788	12,588	3,827	628	134	1,611
Provisions (reversals) and other adjustments	(1,029)	(1,166)	15	310	(59)	(129)
Write-offs	(3,258)	(2,644)	(538)	—	—	(76)
Balance at end of the year	14,501	8,778	3,304	938	75	1,406
Individual impairment	10,160	5,747	3,177	104	51	1,081
Collective impairment	4,341	3,031	127	834	24	325
	14,501	8,778	3,304	938	75	1,406
Gross amount of receivables individually impaired, before deducting any impairment allowance	10,160	5,747	3,177	104	51	1,081

17.	Inventories and Supplies

As at September 30, 2018 and December 31, 2017, this account consists of:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	3,098	2,691
At cost	4,417	3,834
Spare parts and supplies:
At net realizable value	1,216	664
At cost	2,305	1,428
Others:
At net realizable value	904	578
At cost	1,294	1,163
Total inventories and supplies at the lower of cost or net realizable value	5,218	3,933

The cost of inventories and supplies recognized as expense for the nine months ended September 30, 2018 and 2017 are as follows:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Cost of sales and services	8,619	7,902
Write-down of inventories and supplies (Note 5)	934	919
Repairs and maintenance	511	514
	10,064	9,335

Changes in the allowance for inventory obsolescence for the nine months ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	2,492	2,617
Provisions (Note 5)	934	907
Write-off and others	(628)	(1,032)
Balance at end of the period	2,798	2,492

18.	Prepayments

As at September 30, 2018 and December 31, 2017, this account consists of:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Prepaid taxes	10,465	10,451
Prepaid fees and licenses	1,187	848
Prepaid rent	716	2,126
Prepaid benefit costs (Note 25)	400	400
Prepaid repairs and maintenance	322	207
Prepaid selling and promotions (Note 24)	98	289
Prepaid insurance (Note 24)	84	105
Other prepayments (Note 24)	272	577
	13,544	15,003
Less current portion of prepayments	7,163	9,633
Noncurrent portion of prepayments	6,381	5,370

Prepaid taxes include creditable withholding taxes and input VAT.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position.  See Note 25 – Employee Benefits.

19.	Equity

PLDT’s number of shares of subscribed and outstanding capital stock as at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in millions)
Authorized
Non-Voting Serial Preferred Stocks	388	388
Voting Preferred Stock	150	150
Common Stock	234	234
Subscribed
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	219	219
Outstanding
Non-Voting Serial Preferred Stocks(1)	300	300
Voting Preferred Stock	150	150
Common Stock	216	216
Treasury Stock
Common Stock	3	3

(1)	Includes 300 million shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock subscribed for Php3 billion, of which Php360 million has been paid.

There were no changes in PLDT’s capital account for the nine months ended September 30, 2018 and 2017.

Preferred Stock

Non-Voting Serial Preferred Stocks

On November 5, 2013, the Board of Directors designated 50,000 shares of Non-Voting Serial Preferred Stock as Series JJ 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2013 to December 31, 2015, pursuant to the SIP.  On June 8, 2015, PLDT issued 870 shares of Series JJ 10% Cumulative Convertible Preferred Stock.

On January 26, 2016, the Board of Directors designated 20,000 shares of Non-Voting Serial Preferred Stock as Series KK 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2016 to December 31, 2020, pursuant to the PLDT Subscriber Investment Plan, or SIP.

The Series JJ and KK 10% Cumulative Convertible Preferred Stock, or SIP shares, earns cumulative dividends at an annual rate of 10%.  After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock of PLDT on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the par value per share of Common Stock.  The number of shares of Common Stock issuable at any time upon conversion of 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock.  In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series JJ and KK 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price.  It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.
Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments.  The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners.  The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock.  The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement between BTFHI and PLDT dated October 15, 2012.  As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at September 30, 2018.  See Note 1 – Corporate Information and Note 26 – Provisions and Contingencies – In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the Series A to FF Shares, from holders of record as of October 10, 2011, and all such shares were redeemed and retired effective on January 19, 2012.  In accordance with the terms and conditions of the Series A to FF Shares, the holders of Series A to FF Shares as at January 19, 2012 are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to January 19, 2012, or the Redemption Price of Series A to FF Shares.

PLDT has set aside Php4,029 million (the amount required to fund the redemption price for the Series A to FF Shares) in addition to Php4,143 million for unclaimed dividends on Series A to FF Shares, or a total amount of Php8,172 million, to fund the redemption of the Series A to FF Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of holders of Series A to FF Shares, for a period of ten years from January 19, 2012 until January 19, 2022.  After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock, or the Series GG Shares, from the holders of record as of May 22, 2012, and all such shares were redeemed and retired effective August 30, 2012.  In accordance with the terms and conditions of the Series GG Shares, the holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php236 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php74 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to FF Shares.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series GG Shares or any balance thereof, in trust, for the benefit of holders of Series GG Shares, for a period of ten years from August 30, 2012, or until August 30, 2022.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series GG Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series GG Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007, or Series HH Shares issued in 2007, from the holders of record as of February 14, 2013 and all such shares were redeemed and retired effective May 16, 2013.  In accordance with the terms and conditions of Series HH Shares issued in 2007, the holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT has set aside Php24 thousand (the amount required to fund the redemption price for the Series HH Shares issued in 2007) in addition to Php6 thousand for unclaimed dividends on Series HH Shares issued in 2007, or a total amount of Php30 thousand, to fund the redemption price of Series HH Shares issued in 2007, or the Redemption Trust Fund for Series HH Shares issued in 2007, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to GG Shares.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2007 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2007, for a period of ten years from May 16, 2013, or until May 16, 2023.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2007 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2007 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 28, 2014, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2008, or the Series HH Shares issued in 2008, from the holders of record as of February 14, 2014 and all such shares were redeemed and retired effective May 16, 2014.  In accordance with the terms and conditions of Series HH Shares issued in 2008, the holders of Series HH Shares issued in 2008 as at February 14, 2014 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 16, 2014, or the Redemption Price of Series HH Shares issued in 2008.

PLDT has set aside Php2 thousand (the amount required to fund the redemption price of Series HH Shares issued in 2008) in addition to Php1 thousand for unclaimed dividends on Series HH Shares issued in 2008, or a total amount of Php3 thousand, to fund the redemption price of Series HH Shares issued in 2008, or the Redemption Trust Fund for Series HH Shares issued in 2008, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to HH Shares issued in 2007.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series HH Shares issued in 2008 or any balance thereof, in trust, for the benefit of holders of Series HH Shares issued in 2008, for a period of ten years from May 16, 2014, or until May 16, 2024.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series HH Shares issued in 2008 shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series HH Shares issued in 2008 shall accrue for the benefit of, and be paid from time to time, to PLDT.

On January 26, 2016, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series II 10% Cumulative Convertible Preferred Stock, or the Series II Shares, from the holder of record as of February 10, 2016, and all such shares were redeemed and retired effective on May 11, 2016.  In accordance with the terms and conditions of Series II Shares, the holders of Series II Shares as at February 10, 2016 is entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to May 11, 2016, or the Redemption Price of Series II Shares.

PLDT has set aside Php4 thousand to fund the redemption price of Series II Shares, or the Redemption Trust Fund for Series II Shares, which forms an integral part of the Redemption Trust Funds previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of Series A to HH Shares issued in 2008.  Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund for Series II Shares or any balance thereof, in trust, for the benefit of holder of Series II Shares, for a period of ten years from May 11, 2016, or until May 11, 2026.  After the said date, any and all remaining balance in the Redemption Trust Fund for Series II Shares shall be returned to PLDT and revert to its general funds.  Any interests on the Redemption Trust Fund for Series II Shares shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, August 30, 2012, May 16, 2013, May 16, 2014 and May 11, 2016, notwithstanding that any stock certificate representing the Series A to FF Shares, Series GG Shares, Series HH Shares issued in 2007, Series HH Shares issued in 2008 and Series II Shares, respectively, were not surrendered for cancellation, the Series AA to II Shares were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such shares ceased and terminated, except only the right to receive the Redemption Price of such shares, but without interest thereon.

Total amounts of Php7 million and Php10 million were withdrawn from the Trust Account, representing total payments on redemption for the nine months ended September 30, 2018 and 2017, respectively.  The balance of the Trust Account of Php7,863 million were presented as part of “Current portion of other financial assets” as at September 30, 2018 and Php7,870 million were presented as part of “Current portion of advances and other noncurrent assets” as at December 31, 2017 and the related redemption liability were presented as part of “Accrued expenses and other current liabilities” in our consolidated statements of financial position as at September 30, 2018 and December 31, 2017.  See Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

PLDT expects to similarly redeem and retire the outstanding shares of Series JJ and KK 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008.  Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

As at November 2010, we had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program.  There were no further buyback transactions subsequent to November 2010.

Dividends Declared

Our dividends declared for the nine months ended September 30, 2018 and 2017 are detailed as follows:

September 30, 2018 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series JJ	June 13, 2018	June 28, 2018	June 29, 2018	1.00	—
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 22, 2018	February 21, 2018	March 15, 2018	—	12
	May 10, 2018	May 25, 2018	June 15, 2018	—	12
	August 9, 2018	August 28, 2018	September 15, 2018	—	13
					37

Voting Preferred Stock	March 8, 2018	March 28, 2018	April 15, 2018	—	3
	June 13, 2018	June 29, 2018	July 15, 2018	—	2
	September 25, 2018	October 9, 2018	October 15, 2018	—	2
					7

Common Stock
Regular Dividend	March 27, 2018	April 13, 2018	April 27, 2018	28.00	6,050
	August 9, 2018	August 28, 2018	September 11, 2018	36.00	7,778
					13,828
Charged to retained earnings					13,872

*	Dividends were declared based on total amount paid up.

September 30, 2017 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Convertible Preferred Stock
Series JJ	May 12, 2017	June 1, 2017	June 30, 2017	1.00	—

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	February 7, 2017	February 24, 2017	March 15, 2017	—	12
	May 12, 2017	May 26, 2017	June 15, 2017	—	12
	August 10, 2017	August 25, 2017	September 15, 2017	—	13
					37

Voting Preferred Stock	March 7, 2017	March 30, 2017	April 15, 2017	—	3
	June 13, 2017	June 27, 2017	July 15, 2017	—	2
	September 26, 2017	October 10, 2017	October 15, 2017	—	2
					7

Common Stock
Regular Dividend	March 7, 2017	March 21, 2017	April 6, 2017	28.00	6,050
	August 10, 2017	August 25, 2017	September 8, 2017	48.00	10,371
					16,421
Charged to retained earnings					16,465

*	Dividends were declared based on total amount paid up.

Our dividends declared after September 30, 2018 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	November 8, 2018	November 23, 2018	December 15, 2018	—	12

*	Dividends were declared based on total amount paid up.

Perpetual Notes

Smart issued Php2,610 million and Php1,590 million perpetual notes on March 3, 2017 and March 6, 2017, respectively, under two Notes Facility Agreements dated March 1, 2017 and March 2, 2017, respectively.  The transaction costs amounting to Php35 million were accounted as a deduction from the perpetual notes. Smart paid distributions amounting to Php177 million each as at September 30, 2018 and December 31, 2017.

On July 18, 2017, Smart issued additional Php1,100 million perpetual notes, to RCBC, Trustee of PLDT’s Redemption Trust Fund, under a new Notes Facility Agreement.  The transaction costs amounting to Php5 million were accounted as a deduction from the perpetual notes.  Smart paid distributions amounting to Php43 million and Php14 million as at September 30, 2018 and December 31, 2017, respectively.  This transaction was eliminated in the consolidated financial statements.

Proceeds from the issuance of these notes are intended to finance capital expenditures.  The notes have no fixed redemption dates and Smart may, at its sole option, redeem the notes in whole but not in part.  In accordance with PAS 32, the notes are classified as part of equity in the financial statements.  The notes are subordinated to and rank junior to all senior loans of Smart.

20.	Interest-bearing Financial Liabilities

As at September 30, 2018 and December 31, 2017, this account consists of the following:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 9 and 27)	164,965	157,654
Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 9 and 27)	14,258	14,957

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in our financial liabilities amounted to Php455 million and Php525 million as at September 30, 2018 and December 31, 2017, respectively.  See Note 27 – Financial Assets and Liabilities.

The following table describes all changes to unamortized debt discount for the nine months September 30, 2018 and for the year ended December 31, 2017:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	525	631
Additions during the period	38	113
Accretion during the period included as part of Financing costs – net (Note 5)	(108)	(219)
Unamortized debt discount at end of the period (Note 27)	455	525

Long-term Debt

As at September 30, 2018 and December 31, 2017, long-term debt consists of:

		September 30, 2018		December 31, 2017
		(Unaudited)		(Audited)
Description	Interest Rates	U.S. Dollar	Php	U.S. Dollar	Php
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
Exportkreditnamnden, or EKN	1.4100% in 2018 and 1.4100% to 1.9000% and US$LIBOR + 0.3000% in 2017	4	211	11	547
Fixed Rate Notes	8.3500% in 2017	—	—	—	—
Term Loans:
GSM Network Expansion Facilities	US$LIBOR + 1.1125% in 2017	—	—	—	—
Others	2.8850% and US$ LIBOR + 0.7900% to 1.6000% in 2018 and 2017	455	24,630	690	34,485
		459	24,841	701	35,032
Philippine Peso Debts:
Corporate Notes	5.3938% to 5.9058% in 2018 and 5.3300% to 6.2600% in 2017		15,573		15,675
Fixed Rate Retail Bonds	5.2250% to 5.2813% in 2018 and 2017		14,938		14,922
Term Loans:
Unsecured Term Loans	3.9000% to 6.7339%; PDST-R2(1) + 0.5000% to 1.0000% in 2018 and 3.9000% to 6.4044%; BSP overnight rate and PDST-R2 + 1.0000% in 2017		123,871		106,982
			154,382		137,579
Total long-term debt (Note 27)			179,223		172,611
Less portion maturing within one year (Note 27)			14,258		14,957
Noncurrent portion of long-term debt (Note 27)			164,965		157,654

(1)	Effective October 29, 2018, PHP BVAL Reference Rates replaced PDST Reference Rates (PDST-R1 and PDST-R2).

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at September 30, 2018 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	U.S. Dollar	Php	Php	Php
	(in millions)
2018(1)	15	823	1,474	2,297
2019	110	5,949	14,776	20,725
2020	210	11,381	8,943	20,324
2021	45	2,455	20,098	22,553
2022	31	1,644	14,392	16,036
2023 and onwards	50	2,705	95,038	97,743
(Note 27)	461	24,957	154,721	179,678

(1)	October 1, 2018 through December 31, 2018.

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies as at September 30, 2018 and December 31, 2017:

									Outstanding Amounts
							Cancelled		September 30, 2018				December 31, 2017
	Date of		Terms			Drawn Amount	Undrawn Amount		(Unaudited)				(Audited)
Loan Amount	Loan Agreement	Lender(s)	Installments	Final Installment	Dates Drawn	U.S. Dollar		Paid in full on	U.S. Dollar		Php		U.S. Dollar		Php
						(in millions)			(in millions)
U.S. Dollar Debts
EKN, the Export-Credit Agency of Sweden
DMPI
US$59.2M(1)	December 17, 2007	ING Bank N.V., or ING Bank, Societe Generale and Calyon	18 equal semi-annual	March 31, 2017	Various dates in 2008-2009	59.1	0.1	March 31, 2017	—		—		—		—
DMPI
US$51.2M(2)	December 17, 2007	ING Bank, Societe Generale and Calyon	18 equal semi-annual	June 30, 2017	Various dates in 2008-2009	51.1	0.1	March 31, 2017	—		—		—		—
Smart
US$49M(3) Tranche A1: US$24M; Tranche A2: US$24M; Tranche B: US$1M	June 10, 2011	Nordea Bank AB (publ), or Nordea Bank, subsequently assigned to SEK on June 10, 2011	10 equal semi-annual	Tranche A1 and B: December 29, 2016; Tranche A2: October 30, 2017	Various dates in 2012 and February 21, 2013	49.0	—	April 28, 2017	—		—		—		—
Smart
US$45.6M(3) Tranche A1: US$25M; Tranche A2: US$19M; Tranche B1: US$0.9M; Tranche B2: US$0.7M	February 22, 2013	Nordea Bank, subsequently assigned to SEK on July 3, 2013	10 equal semi-annual, commencing 6 months after the applicable mean delivery date	Tranche A1 and B1: July 16, 2018; Tranche A2 and B2: April 15, 2019	Various dates in 2013-2014	45.6	—	—	4	(*)	211	(*)	11	(*)	547	(*)
									4		211		11		547

(*)	Amounts are net of unamortized discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project.
(2)	The purpose of this loan is to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao.
(3)	The purpose of this loan is to finance the supply and services contracts for the modernization and expansion project.

Outstanding Amounts
								September 30, 2018		December 31, 2017
			Terms		Repurchase			(Unaudited)		(Audited)
Loan Amount	Issuance Date	Trustee	Installments	Maturity	Date	Amount U.S. Dollar	Paid in full on	U.S. Dollar	Php	U.S. Dollar		Php
						(in millions)		(in millions)
Fixed Rate Notes
PLDT
US$300M(1)	March 6, 1997	Deutsche Bank Trust Company Americas	Non- amortizing	March 6, 2017	Various dates in 2008-2014	71.6	March 6, 2017	–	–	–	(*)	–	(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	This fixed rate note has a coupon rate of 8.3500%. The purpose of this note is to finance service improvements and expansion programs.

							Cancelled		Outstanding Amounts
	Date of		Terms			Drawn	Undrawn		September 30, 2018		December 31, 2017
	Loan			Final		Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Installments	Installment	Dates Drawn	U.S. Dollar		full on	U.S. Dollar	Php	U.S. Dollar	Php
						(in millions)			(in millions)
Term Loans
GSM Network Expansion Facilities
Smart
US$50M(1)	May 29, 2012	MUFG Bank, Ltd., formerly The Bank of Tokyo Mitsubishi UFJ, Ltd.	9 equal semi-annual, commencing on May 29, 2013	May 29, 2017	Various dates in 2012	50	–	May 29, 2017	–	–	–	–

(1)	The purpose of this loan is to finance the equipment and service contracts for the modernization and expansion project.

						Cancelled		Outstanding Amounts
					Drawn	Undrawn		September 30, 2018				December 31, 2017
	Date of Loan				Amount	Amount	Paid in	(Unaudited)				(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	U.S. Dollar		full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
Other Term Loans(1)
PLDT
US$150M	March 7, 2012	Syndicate of Banks with MUFG Bank, Ltd. as Facility Agent	9 equal semi-annual installment, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on March 7, 2017	Various dates in 2012	150	—	March 7, 2017	—		—		—		—
PLDT
US$300M	January 16, 2013	Syndicate of Banks with MUFG Bank, Ltd. as Facility Agent	9 equal semi-annual installment, commencing on the date which falls 12 months after the date of the loan agreement, with final installment on January 16, 2018	Various dates in 2013	300	—	January 16, 2018	—		—		33		1,665
Smart
US$35M	January 28, 2013	China Banking Corporation, or CBC	10 equal semi-annual installment, with final installment on January 29, 2018	May 7, 2013	35	—	January 30, 2017	—		—		—		—
Smart
US$50M	March 25, 2013	FEC	9 equal semi-annual installment, commencing six months after drawdown date, with final installment on March 23, 2018	Various dates in 2013 and 2014	32	18	March 23, 2018	—		—		3	(*)	178	(*)
Smart
US$80M	May 31, 2013	CBC	10 equal semi-annual installment, commencing six months after drawdown date, with final installment on May 31, 2018	September 25, 2013	80	—	May 31, 2018	—		—		8		400
Smart
US$120M	June 20, 2013	Mizuho Bank Ltd. and Sumitomo Mitsui Banking Corporation, or Sumitomo, with Sumitomo as Facility Agent	8 equal semi-annual installment, commencing six months after drawdown date, with final installment on June 20, 2018	September 25, 2013	120	—	June 20, 2018	—		—		15	(*)	747	(*)
Smart
US$100M	March 7, 2014	MUFG Bank, Ltd.	9 equal semi-annual installment, commencing 12 months after drawdown date, with final installment on March 7, 2019	Various dates in 2014 March 2, 2015	90 10	—	—	11	(*)	599	(*)	33	(*)	1,658	(*)
								11		599		92		4,648

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance capital expenditures and/or to refinance existing loan obligations which were utilized for network expansion and improvement programs.

						Cancelled		Outstanding Amounts
	Date of				Drawn	Undrawn		September 30, 2018				December 31, 2017
	Loan			Dates	Amount	Amount	Paid in	(Unaudited)				(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Drawn	U.S. Dollar		full on	U.S. Dollar		Php		U.S. Dollar		Php
					(in millions)			(in millions)
Smart
US$50M	May 14, 2014	Mizuho Bank Ltd.	9 equal semi-annual installment, commencing 11 months after drawdown date, with final installment on May 14, 2019	July 1, 2014	50	—	—	11	(*)	600	(*)	17	(*)	828	(*)
PLDT
US$100M	August 5, 2014	Philippine National Bank, or PNB	Annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date, with final installment on August 11, 2020	Various dates in 2014	100	—	—	96		5,194		97		4,846
PLDT
US$50M	August 29, 2014	Metrobank	Semi-annual amortization rate of 1% of the issue price on the first year up to the fifth year from the initial drawdown date and the balance payable upon maturity on September 2, 2020	September 2, 2014	50	—	—	48		2,610		49		2,435
PLDT
US$200M Tranche A: US$150M; Tranche B: US$50M	February 26, 2015	MUFG Bank, Ltd.	Commencing 36 months after loan date, with semi-annual amortization of 23.75% of the loan amount on the first and second repayment dates and seven semi- annual amortizations of 7.5% starting on the third repayment date, with final installment on February 25, 2022	Various dates in 2015	200	—	—	104	(*)	5,649	(*)	199	(*)	9,945	(*)
Smart
US$200M	March 4, 2015	Mizuho Bank Ltd.	9 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on March 4, 2020	Various dates in 2015	200	—	—	66	(*)	3,586	(*)	110	(*)	5,511	(*)
Smart
US$100M	December 7, 2015	Mizuho Bank Ltd.	13 equal semi-annual installments commencing on the date which falls 12 months after the loan date, with final installment on December 7, 2022	Various dates in 2016	100	—	—	69	(*)	3,704	(*)	76	(*)	3,791	(*)
PLDT
US$25M	March 22, 2016	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 30, 2023	March 30, 2016	25	—	—	25	(*)	1,345	(*)	25	(*)	1,241	(*)
PLDT
US$25M	January 31, 2017	NTT Finance Corporation	Non-amortizing, payable upon maturity on March 27, 2024	March 30, 2017	25	—	—	25	(*)	1,343	(*)	25	(*)	1,240	(*)
								444		24,031		598		29,837
								455		24,630		690		34,485

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

							Outstanding Amounts
					Prepayments		September 30, 2018	December 31, 2017
	Date of Loan			Date of Issuance/	Amount		(Unaudited)	(Audited)
Loan Amount	Agreement	Facility Agent	Installments	Drawdown	Php	Date	U.S. Dollar	Php
					(in millions)		(in millions)
Philippine Peso Debts
Fixed Rate Corporate Notes(1)
Smart
Php5,500M Series A: Php1,910M;	March 15, 2012	Metrobank	Series A: 1% annual amortization starting March 19, 2013, with the balance of 96% payable on March 20, 2017;	Drawn and issued on March 19, 2012	1,376 2,803	July 19, 2013 June 19, 2017	—	—
Series B: Php3,590M			Series B: 1% annual amortization starting March 19, 2013 with the balance of 91% payable on March 19, 2022
PLDT
Php1,500M	July 25, 2012	Metrobank	Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 27, 2019	July 27, 2012	1,188	July 29, 2013	282	285
PLDT
Php8,800M Series A: Php4,610M;	September 19, 2012	Metrobank	Series A: 1% annual amortization on the first up to sixth year, with the balance payable on September 21, 2019;	September 21, 2012	2,055	June 21, 2013	6,340	6,408
Series B: Php4,190M			Series B: 1% annual amortization on the first up to ninth year, with the balance payable on September 21, 2022
PLDT
Php6,200M Series A: 7-year notes Php3,775M;	November 20, 2012	BDO Unibank, Inc., or BDO	Series A: Annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019;	November 22, 2012	—	—	5,890	5,890
Series B: 10-year notes Php2,425M			Series B: Annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022
Smart
Php1,376M Series A: Php742M;	June 14, 2013	Metrobank	Series A: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 97% payable on March 20, 2017;	June 19, 2013	608	June 19, 2017	—	—
Series B: Php634M			Series B: Annual amortization equivalent to 1% of the principal amount starting June 19, 2014 with the balance of 92% payable on March 21, 2022
PLDT
Php2,055M Series A: Php1,735M;	June 14, 2013	Metrobank	Series A: Annual amortization rate of 1% of the issue price up to the fifth year and the balance payable upon maturity on September 21, 2019;	June 21, 2013	—	—	1,932	1,952
Series B: Php320M			Series B: Annual amortization rate of 1% of the issue price up to the eighth year and the balance payable upon maturity on September 21, 2022
PLDT
Php1,188M	July 19, 2013	Metrobank	Annual amortization rate of 1% of the issue on the first year up to the fifth year from the issue date and the balance payable upon maturity on July 27, 2019	July 29, 2013	—	—	1,129	1,140
							15,573	15,675

(1)	The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

Outstanding Amounts
					Prepayments		September 30, 2018		December 31, 2017
	Date of Loan			Date of Issuance/	Amount		(Unaudited)		(Audited)
Loan Amount	Agreement	Paying Agent	Terms	Drawdown	Php	Date	Php		Php
					(in millions)		(in millions)
Fixed Rate Retail Bonds(1)
PLDT
Php15,000M	January 22, 2014	Philippine Depositary Trust Corp.	Php12.4B – non- amortizing, payable in full upon maturity on February 6, 2021; Php2.6B – non- amortizing payable in full on February 6, 2024	February 6, 2014	—	—	14,938	(*)	14,922	(*)

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)

This fixed rate retail corporate bond is comprised of Php12.4 billion and Php2.6 billion due in 2021 and 2024 with a coupon rate of 5.2250% and 5.2813%, respectively.  The purpose of this loan is to finance capital expenditures and/or refinance existing loan obligations which were utilized for network expansion and improvement programs.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		September 30, 2018		December 31, 2017
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Term Loans
Unsecured Term Loans(1)
PLDT
Php2,000M	March 20, 2012	RCBC	Annual amortization rate of 1% on the fifth year up to the ninth year from the initial drawdown date and the balance payable upon maturity on April 12, 2022	April 12, 2012	2,000	–	—	1,960		1,980
PLDT
Php3,000M	April 27, 2012	Land Bank of the Philippines, or LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017	July 18, 2012	3,000	—	January 18, 2017	—		—
PLDT
Php2,000M	May 29, 2012	LBP	Annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on June 27, 2017	June 27, 2012	2,000	—	June 27, 2017	—		—
Smart
Php1,000M	June 7, 2012	LBP	Annual amortization rate of 1% of the principal amount commencing on the first year of the initial drawdown up to the fourth year and the balance payable upon maturity on August 22, 2017	August 22, 2012	1,000	—	February 22, 2017	—		—
PLDT
Php200M	August 31, 2012	Manufacturers Life Insurance Co. (Phils.), Inc.	Payable in full upon maturity on October 9, 2019	October 9, 2012	200	—	—	200		200
PLDT
Php1,000M	September 3, 2012	Union Bank of the Philippines, or Union Bank	Annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown date and the balance payable upon maturity on January 13, 2020	January 11, 2013	1,000	—	—	950		960
PLDT
Php1,000M	October 11, 2012	Philippine American Life and General Insurance Company, or Philam Life	Payable in full upon maturity on December 5, 2022	December 3, 2012	1,000	—	—	1,000		1,000
Smart
Php3,000M	December 17, 2012	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on December 20, 2019	Various dates in 2012-2013	3,000	—	—	2,850		2,850
PLDT
Php2,000M	November 13, 2013	Bank of the Philippine Islands, or BPI	Annual amortization rate of 1% on the first year up to the sixth year from the initial drawdown and the balance payable upon maturity on November 22, 2020	Various dates in 2013-2014	2,000	—	—	1,920		1,920
Smart
Php3,000M	November 25, 2013	Metrobank	Annual amortization rate of 10% of the total amount drawn for six years and the final installment is payable upon maturity on November 27, 2020	November 29, 2013	3,000	—	—	1,797	(*)	1,795	(*)
								10,677		10,705

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The purpose of this loan is to finance the capital expenditures and/or refinance existing loan obligations, which were utilized for service improvements and expansion programs.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		September 30, 2018		December 31, 2017
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php3,000M	December 3, 2013	BPI	Annual amortization rate of 1% of the total amount drawn for the first six years and the final installment is payable upon maturity on December 10, 2020	December 10, 2013	3,000	—	—	2,875	(*)	2,874	(*)
Smart
Php3,000M	January 29, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 5, 2014	3,000	—	—	2,874	(*)	2,903	(*)
Smart
Php500M	February 3, 2014	LBP	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on February 5, 2021	February 7, 2014	500	—	—	480		485
Smart
Php2,000M	March 26, 2014	Union Bank	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on March 29, 2021	March 28, 2014	2,000	—	—	1,920		1,940
PLDT
Php1,500M	April 2, 2014	Philam Life	Payable in full upon maturity on April 4, 2024	April 4, 2014	1,500	—	—	1,500		1,500
Smart
Php500M	April 2, 2014	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on April 2, 2021	April 4, 2014	500	—	—	480		485
PLDT
Php1,000M	May 23, 2014	Philam Life	Payable in full upon maturity on May 28, 2024	May 28, 2014	1,000	—	—	1,000		1,000
PLDT
Php1,000M	June 9, 2014	LBP	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 13, 2024	June 13, 2014	1,000	—	—	960		970
PLDT
Php1,500M	July 28, 2014	Union Bank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on July 31, 2024	July 31, 2014	1,500	—	—	1,440		1,455
PLDT
Php2,000M	February 25, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on March 24, 2025	March 24, 2015	2,000	—	—	1,940		1,960
PLDT
Php3,000M	June 26, 2015	BPI	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on June 30, 2025	June 30, 2015	3,000	—	—	2,910		2,940
PLDT
Php5,000M	August 3, 2015	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on September 23, 2025	Various dates in 2015	5,000	—	—	4,850		4,900
								23,229		23,412

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		September 30, 2018		December 31, 2017
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php5,000M	August 11, 2015	Metrobank	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on September 1, 2025	September 1, 2015	5,000	—	—	4,832	(*)	4,880	(*)
Smart
Php5,000M	December 11, 2015	BPI	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on December 21, 2025	December 21, 2015	5,000	—	—	4,881	(*)	4,880	(*)
Smart
Php5,000M	December 16, 2015	Metrobank	Annual amortization rate of 1% of the principal amount up to the tenth year commencing on the first year anniversary of the initial drawdown and the balance payable upon maturity on June 29, 2026	December 28, 2015	5,000	—	—	4,881	(*)	4,879	(*)
Smart
Php7,000M	December 18, 2015	CBC	Annual amortization rate of 1% of the principal amount on the third year up to the sixth year from the initial drawdown date, with balance payable upon maturity on December 28, 2022	December 28, 2015 and February 24, 2016	7,000	—	—	6,987	(*)	6,983	(*)
PLDT
Php3,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the ninth year from initial drawdown date and the balance payable upon maturity on February 22, 2027	February 20, 2017	3,000	—	—	2,957	(*)	2,986	(*)
PLDT
Php6,000M	July 1, 2016	Metrobank	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on August 30, 2023	August 30, 2016 and November 10, 2016	6,000	—	—	5,858	(*)	5,915	(*)
PLDT
Php8,000M	July 14, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn starting from the end of the first year after the initial drawdown date until the ninth year and the balance payable on maturity on March 1, 2027	February 27, 2017	8,000	—	—	7,806	(*)	7,963	(*)
PLDT
Php6,500M	September 20, 2016	BPI	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on November 2, 2023	November 2, 2016 and December 19, 2016	6,500	—	—	6,410	(*)	6,407	(*)
Smart
Php3,000M	September 28, 2016	BDO	Annual amortization rate of 1% of the principal amount on the first year up to the ninth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on October 5, 2026	October 5, 2016	3,000	—	—	2,970		2,970
Smart
Php5,400M	September 28, 2016	Union Bank	Annual amortization rate of 1% of the principal amount on the first year up to the sixth year commencing on the first year anniversary of the initial drawdown date and the balance payable upon maturity on October 24, 2023	October 24, 2016 and November 21, 2016	5,400	—	—	5,335	(*)	5,333	(*)
PLDT
Php5,300M	October 14, 2016	BPI	Annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on December 19, 2023	December 19, 2016	5,300	—	—	5,227	(*)	5,224	(*)
Smart
Php2,500M	October 27, 2016	CBC	Annual amortization rate of 10% of the amount drawn starting on the third year up to the sixth year, with balance payable upon maturity on December 8, 2023	December 8, 2016	2,500	—	—	2,500		2,500
								60,644		60,920

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		September 30, 2018		December 31, 2017
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php4,000M(1)	October 28, 2016	Security Bank	Semi-annual amortization rate of 1% of the total amount drawn from first year up to the ninth year and the balance payable upon maturity on April 5, 2027	April 5, 2017	4,000	—	—	1,962	(*)	1,971	(*)
Smart
Php1,000M	December 16, 2016	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on December 7, 2027	December 7, 2017	1,000	—	—	1,000		1,000
Smart
Php2,000M	December 22, 2016	LBP	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the ninth anniversary of the advance and the balance payable upon maturity on January 21, 2028	January 22, 2018	2,000	—	—	2,000		—
PLDT
Php3,500M	December 23, 2016	LBP	Annual amortization rate of 1% on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on April 5, 2027	April 5, 2017	3,500	—	—	3,450	(*)	3,484	(*)
Smart
Php1,500M	April 18, 2017	PNB	Annual amortization rate of 1% of the amount drawn starting on the first anniversary of the advance up to the sixth year anniversary of the advance and the balance payable upon maturity on January 3, 2025	January 3, 2018	1,500	—	—	1,500		—
PLDT
Php2,000M	May 24, 2017	Security Bank	Semi-annual amortization rate of Php10 million starting on October 5, 2017 and every six months thereafter with the balance payable upon maturity on April 5, 2027	May 29, 2017	2,000	—	—	1,980		1,990
PLDT
Php3,500 M	July 5, 2017	LBP	Annual amortization rate of 1% on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on July 12, 2027	July 10, 2017	3,500	—	—	3,465		3,500
PLDT
Php1,500M	August 29, 2017	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on April 3, 2028	April 2, 2018	1,500	—	—	1,500		—
Smart
Php1,000M	September 28, 2017	Union Bank	Annual amortization rate of 1% of the amount drawn starting on the first year anniversary of the advance up to the ninth year anniversary of the advance and the balance payable upon maturity on February 21, 2028	February 19, 2018	1,000	—	—	1,000		—
PLDT
Php2,000M	April 19, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on April 25, 2028	April 25, 2018	2,000	—	—	2,000		—
PLDT
Php1,000M	April 20, 2018	LBP	Annual amortization rate equivalent to 1% of the total loan payable on the first year up to the ninth year after the drawdown date and the balance payable upon maturity on May 3, 2028	May 3, 2018	1,000	—	—	1,000		—
PLDT
Php2,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first year anniversary of the advance up to the ninth year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	2,000	—	—	2,000		—
PLDT
Php3,000M	May 9, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first year anniversary of the advance up to the ninth year anniversary of the advance and the balance payable upon maturity on May 10, 2028	May 10, 2018	3,000	—	August 10, 2018	—		—
								22,857		11,945

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.
(1)	The amount of Php2,000 million was prepaid on May 29, 2017.

								Outstanding Amounts
					Drawn	Cancelled Undrawn		September 30, 2018		December 31, 2017
	Date of Loan				Amount	Amount	Paid in	(Unaudited)		(Audited)
Loan Amount	Agreement	Lender(s)	Terms	Dates Drawn	Php	Php	full on	Php		Php
					(in millions)			(in millions)
Smart
Php2,000M	May 25, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first year anniversary of the advance up to the fifth year anniversary of the advance and the balance payable upon maturity on May 28, 2024	May 28, 2018	2,000	—	—	1,986	(*)	—
Smart
Php1,500M	June 27, 2018	Development Bank of the Philippines, or DBP	Annual amortization rate equivalent to 1% of the amount drawn starting on the third year anniversary of the advance up to the fifth year anniversary of the advance and the balance payable upon maturity on June 28, 2024	June 28, 2018	1,500	—	—	1,500		—
Smart
Php3,000M(1)	July 31, 2018	BPI	Annual amortization rate equivalent to 1% of the amount drawn starting on the first year anniversary of the advance up to the ninth year anniversary of the advance and the balance payable upon maturity on May 10, 2028	August 10, 2018	3,000	—	—	2,978	(*)	—
								6,464		—
								123,871		106,982

(*)	Amounts are net of unamortized debt discount and/or debt issuance cost.

Compliance with Debt Covenants

PLDT’s debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, such as total debt to EBITDA and interest cover ratio, at relevant measurement dates, principally at the end of each quarterly period.  We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that could negatively affect our ability to comply with these financial ratio covenants and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its subsidiaries, and increases in our interest expense.  Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso relative to the U.S. dollar, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions.  Of our total consolidated debts, approximately 14% and 20% were denominated in U.S. dollars as at September 30, 2018 and December 31, 2017, respectively.  Considering our consolidated hedges and U.S. dollar cash balances allocated for debt, the unhedged portion of our consolidated debt amounts were approximately 8% each as at September 30, 2018 and December 31, 2017, therefore, the financial ratio and other tests are expected to be negatively affected by any weakening of the Philippine peso relative to the U.S. dollar.  See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) selling, leasing, transferring or disposing of all or substantially all of its assets or  any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; and (e) merging or consolidating with any other company.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments.  These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates.  Smart’s loan agreements include compliance with financial tests such as Smart’s consolidated debt to consolidated EBITDA, debt service coverage ratio and interest coverage ratio.  The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans.  These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement.  These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

The loan agreements with suppliers, banks (foreign and local alike) and other financial institutions provide for certain restrictions and requirements with respect to, among others, maintenance of percentage of ownership of specific shareholders, incurrence of additional long-term indebtedness or guarantees and creation of property encumbrances.

As at September 30, 2018 and December 31, 2017, we were in compliance with all of our debt covenants.  See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments.

Obligations under Finance Leases

The consolidated future minimum payments for finance leases and the long-term portion of obligations under finance leases (which covers leasehold improvements and various office equipment and vehicles) amounted to Php579 thousand and Php679 thousand as at September 30, 2018 and December 31, 2017, respectively.  See Note 2 – Summary of Significant Accounting Policies, Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Leases, Note 9 – Property and Equipment and Note 27 – Financial Assets and Liabilities.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

21.	Deferred Credits and Other Noncurrent Liabilities

As at September 30, 2018 and December 31, 2017, this account consists of:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations	1,664	1,630
Accrual of capital expenditures under long-term financing (Note 28)	1,387	5,580
Unearned revenues	468	324
Others (Note 27)	121	168
	3,640	7,702

Accrual of capital expenditures under long-term financing represents expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year.  Such accruals are settled through refinancing from long-term loans obtained from the banks.  See Note 20 – Interest-bearing Financial Liabilities.

The following table summarizes all changes to asset retirement obligations for the nine months ended September 30, 2018 and for the year ended December 31, 2017:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	1,630	1,582
Additional liability recognized during the period	112	82
Accretion expenses	34	39
Settlement of obligations and others	(112)	(73)
Provision for asset retirement obligations at end of the period	1,664	1,630

22.	Accounts Payable

As at September 30, 2018 and December 31, 2017, this account consists of:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 27)	58,544	54,196
Taxes (Note 26)	1,825	1,952
Carriers and other customers (Note 27)	1,731	2,083
Related parties (Notes 24 and 27)	465	451
Contract liabilities (Note 27)	168	—
Others	369	1,763
	63,102	60,445

Accounts payable are non-interest-bearing and are normally settled within 180 days.

For terms and conditions pertaining to the payables to related parties, see Note 24 – Related Party Transactions.

For detailed discussion on the PLDT Group’s liquidity risk management processes, see Note 27 – Financial Assets and Liabilities – Liquidity Risk.

23.	Accrued Expenses and Other Current Liabilities

As at September 30, 2018 and December 31, 2017, this account consists of:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	57,045	53,433
Accrued taxes and related expenses (Note 26)	11,376	11,645
Liability from redemption of preferred shares (Notes 19 and 27)	7,863	7,870
Accrued employee benefits and other provisions (Notes 24, 25 and 27)	7,582	6,599
Unearned revenues (Note 21)	6,505	8,039
Accrued interests and other related costs (Notes 20 and 27)	1,442	1,176
Others (Note 10)	1,828	1,978
	93,641	90,740

Accrued utilities and related expenses pertain to costs incurred for electricity and water consumption, repairs and maintenance, selling and promotions, professional and other contracted services, rent, insurance and security services.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes, which are normally settled within a year.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Other accrued expenses and other current liabilities are non-interest-bearing and are normally settled within a year.  This pertains to other costs incurred for operations-related expenses pending receipt of invoice and statement of accounts from suppliers.

24.	Related Party Transactions

Parties are considered to be related if one party has the ability, directly and indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.  Related parties may be individuals or corporate entities.  Transactions with related parties are on an arm’s length basis, similar to transactions with third parties.

Settlement of outstanding balances of related party transactions at year-end are expected to be settled with cash.  The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at September 30, 2018 and December 31, 2017.  This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at September 30, 2018 and December 31, 2017 transactions that have been entered into with related parties:

				September 30, 2018	December 31, 2017
	Classifications	Terms	Conditions	(Unaudited)	(Audited)
				(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Accrued expenses and other current liabilities (Note 23)	Electricity charges – immediately upon receipt of invoice	Unsecured	400	653
	Accrued expenses and other current liabilities (Note 23)	Pole rental – 45 days upon receipt of billing	Unsecured	129	5
Meralco Industrial Engineering Services Corporation, or MIESCOR	Accrued expenses and other current liabilities (Note 23)	30 days upon receipt of invoice	Unsecured	1	1
MPIC	Financial assets at fair value through other comprehensive income - net of current portion (Note 10)	Due on June 2020 and 2021 for 2018 and due on June 2019 to 2021 for 2017; non-interest-bearing	Unsecured	2,771	11,461
	Current portion of financial assets at fair value through other comprehensive income (Notes 10 and 16)	Due on June 2019 for 2018 and due on June 2018 for 2017; non-interest-bearing	Unsecured	1,548	4,091
Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Interest-bearing financial liabilities (Note 20)	Non-amortizing, payable upon maturity on March 30, 2023 and March 27, 2024	Unsecured	2,705	2,498
NTT World Engineering Marine Corporation	Accrued expenses and other current liabilities (Note 23)	1st month of each quarter; non-interest-bearing	Unsecured	62	33
NTT Communications	Accrued expenses and other current liabilities (Note 23)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	10	9
NTT Worldwide Telecommunications Corporation	Accrued expenses and other current liabilities (Note 23)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	3	6
NTT DOCOMO	Accrued expenses and other current liabilities (Note 23)	30 days upon receipt of invoice; non-interest-bearing	Unsecured	51	11

JGSHI and Subsidiaries	Accounts payable and accrued expenses and other current liabilities (Notes 22 and 23)	Immediately upon receipt of invoice	Unsecured	21	11
Malayan Insurance Co., Inc. or Malayan	Prepayments (Note 18)	Immediately upon receipt of invoice	Unsecured	23	66
	Accrued expenses and other current liabilities (Note 23)	Immediately upon receipt of invoice	Unsecured	10	11
Gotuaco del Rosario and Associates, or Gotuaco	Prepayments (Note 18)	Immediately upon receipt of invoice	Unsecured	27	12
	Accrued expenses and other current liabilities (Note 23)	Immediately upon receipt of invoice	Unsecured	2	15
First Pacific Investment Management Limited, or FPIML	Accounts payable (Note 22)	Monthly service fee	Unsecured	27	—
Others:
TV5 Network, Inc., or TV5	Prepayments (Note 18)	—	Unsecured	80	277
Cignal Cable Corporation, or Cignal Cable (formerly Dakila Cable TV Corp.)	Prepayments (Note 18)	—	Unsecured	10	—
	Accrued expenses and other current liabilities (Note 23)	Immediately upon receipt of invoice	Unsecured	—	125
Various	Trade and other receivables (Note 16)	30 days upon receipt of invoice	Unsecured	1,747	1,867
	Accounts payable (Note 22)	Immediately upon receipt of billing	Unsecured	465	365
	Accrued expenses and other current liabilities (Note 23)	Immediately upon receipt of billing	Unsecured	14	35

The following table provides the summary of transactions that have been entered into with related parties for the nine months ended September 30, 2018 and 2017 in relation with the table above.

		September 30,
		2018	2017
	Classifications	(Unaudited)
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	1,704	1,814
	Rent	444	227
MIESCOR	Repairs and maintenance	25	93
	Construction-in-progress	19	67
Transactions with major stockholders, directors and officers:
NTT Finance Corporation	Financing costs	73	40
NTT World Engineering Marine Corporation	Repairs and maintenance	28	12
NTT Communications	Professional and other contracted services	71	66
	Rent	3	3
NTT Worldwide Telecommunications Corporation	Selling and promotions	4	6
NTT DOCOMO	Professional and other contracted services	72	69
JGSHI and Subsidiaries	Rent	158	88
	Repairs and maintenance	40	54
	Communication, training and travel	14	2
	Miscellaneous expenses	2	—
Malayan	Insurance and security services	148	162
Gotuaco	Insurance and security services	116	94
Asia Link B.V., or ALBV	Professional and other contracted services	34	140
FPIML	Professional and other contracted services	94	—
Others:
TV5	Selling and promotions	197	101
Cignal Cable	Cost of services	277	301
Various	Revenues	1,549	480
	Expenses	1,404	—

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area.  Total electricity costs, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php1,704 million and Php1,814 million for the nine months ended September 30, 2018 and 2017, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php400 million and Php653 million as at September 30, 2018 and December 31, 2017, respectively.

PLDT and Smart have Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php444 million and Php227 million for the nine months ended September 30, 2018 and 2017, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php129 million and Php5 million as at September 30, 2018 and December 31, 2017, respectively.

b.	Agreements between PLDT and MIESCOR

PLDT has an existing Outside and Inside Plant Contracted Services Agreement with MIESCOR, a subsidiary of Meralco, which will expire on December 31, 2018.  Under the agreement, MIESCOR assumes full and overall responsibility for the implementation and completion of any assigned project such as cable and civil works that are required for the provisioning and restoration of lines and recovery of existing plant.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php96 thousand and Php3 million for the nine months ended September 30, 2018 and 2017, respectively.  Total amounts capitalized to property and equipment amounted to Php2 million and Php13 million for the nine months ended September 30, 2018 and 2017, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php522 thousand and Php610 thousand as at September 30, 2018 and December 31, 2017, respectively.

PLDT also has an existing Customer Line Installation, Repair, Rehabilitation and Maintenance Activities (formerly One Area One Partner for Outside Plant Subscriber Line Rehabilitation, Repair, Installation and Related Activities) agreement with MIESCOR, which will expire on December 31, 2018.  Under the agreement, MIESCOR is responsible for the subscriber main station installation, repairs and maintenance of outside and inside plant network facilities in the areas awarded to them.

Total fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php25 million and Php90 million for the nine months ended September 30, 2018 and 2017, respectively.  Total amounts capitalized to property and equipment amounted to Php17 million and Php54 million for the nine months ended September 30, 2018 and 2017, respectively.  Under these agreements, the outstanding obligations, which were presentated as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million and nil as at September 30, 2018 and December 31, 2017, respectively.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, had a direct or indirect material interest as at September 30, 2018 and December 31, 2017, and for the nine months ended September 30, 2018 and 2017 are as follows:

1.	Term Loan Facility Agreements with NTT Finance Corporation

On March 22, 2016, PLDT signed a US$25 million term loan facility agreement with NTT Finance Corporation to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 30, 2023.  The loan was fully drawn on March 30, 2016.  Total interest under this agreement, which were presented as part of financing costs in our consolidated income statements, amounted to Php36.5 million and Php20 million for the nine months ended September 30, 2018 and 2017, respectively.  The amounts of US$25 million, or Php1,352.5 million, and US$25 million, or Php1,249 million, remained outstanding as at September 30, 2018 and December 31, 2017, respectively.

Another US$25 million term loan facility was signed with NTT Finance Corporation on January 31, 2017 to finance its capital expenditure requirements for network expansion and service improvement and/or refinancing existing indebtedness.  The loan is payable upon maturity on March 27, 2024.  The loan was fully drawn on March 30, 2017.  Total interest under this agreement, which were presented as part of financing costs in our consolidated income statements, amounted to Php36.5 million and Php20 million for the nine months ended September 30, 2018 and 2017, respectively.  The amount of US$25 million, or Php1,352.5 million, and US$25 million, or Php1,249 million, remained outstanding as at September 30, 2018 and December 31, 2017, respectively.

2.	Various Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Service Agreement.  On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.  The fees under this agreement, which were presented as part of repairs and maintenance in our consolidated income statements, amounted to Php28 million and Php12 million for the nine months ended September 30, 2018 and 2017, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php62 million and Php33 million as at September 30, 2018 and December 31, 2017, respectively;

•

Advisory Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php71 million and Php66 million for the nine months ended September 30, 2018 and 2017, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php8 million and Php7 million as at September 30, 2018 and December 31, 2017, respectively;

•

Conventional International Telecommunications Services Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.  The fees under this agreement, which were presented as part of rent in our consolidated income statements, amounted to Php3 million each for the nine months ended September 30, 2018 and 2017.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million each as at September 30, 2018 and December 31, 2017; and

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement.  On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines.  PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines.  The fees under this agreement, which were presented as part of selling and promotions in our consolidated income statements, amounted to Php4 million and Php6 million for the nine months ended September 30, 2018 and 2017, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php3 million and Php6 million as at September 30, 2018 and December 31, 2017, respectively.

3.	Advisory Services Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006.  Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart.  Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto.  Total fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php72 million and Php69 million for the nine months ended September 30, 2018 and 2017, respectively.  Under this agreement, the outstanding obligations of PLDT, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php51 million and Php11 million as at September 30, 2018 and December 31, 2017, respectively.

4.	Transactions with JGSHI and Subsidiaries

PLDT and certain of its subsidiaries have existing agreements with Universal Robina Corporation and Robinsons Land Corporation for office and business office rental.  Total fees under these contracts, which were presented as part of rent in our consolidated income statements, amounted to Php158 million and Php88 million for the nine months ended September 30, 2018 and 2017, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable and accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php5 million each as at September 30, 2018 and December 31, 2017.

There were also other transactions such as communication, training and travel, repairs and maintenance and miscellaneous expenses in our consolidated income statements, amounting to Php56 million each for the nine months ended September 30, 2018 and 2017.  Under these agreements, the outstanding obligations for these transactions, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php16 million and Php6 million as at September 30, 2018 and December 31, 2017, respectively.

5.	Transactions with Malayan

PLDT and certain of its subsidiaries have insurance policies with Malayan covering directors, officers, liability to employees and material damages for buildings, building improvements, equipment and motor vehicles.  The premiums are directly paid to Malayan.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statements, amounted to Php148 million and Php162 million for the nine months ended September 30, 2018 and 2017, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php23 million and Php66 million as at September 30, 2018 and December 31, 2017, respectively.  Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php10 million and Php11 million as at September 30, 2018 and December 31, 2017, respectively.

6.	Transactions with Gotuaco

Gotuaco acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group.  Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies.  Total fees under these contracts, which were presented as part of insurance and security services in our consolidated income statement, amounted to Php116 million and Php94 million for the nine months ended September 30, 2018 and 2017, respectively.  Under this agreement, the outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php27 million and Php12 million as at September 30, 2018 and December 31, 2017, respectively.  Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php2 million and Php15 million as at September 30, 2018 and December 31, 2017, respectively.

7.	Agreement between Smart and ALBV

Smart had a Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates.  ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business which provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart.  Effective February 1, 2014, the parties agreed to reduce the technical service fee rate from 0.5% to 0.4% of the consolidated net revenues of Smart.  The agreement expired on February 23, 2018.  Total service fees charged to operations under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php34 million and Php140 million for the nine months ended September 30, 2018 and 2017, respectively.  There were no outstanding obligations under this agreement as at September 30, 2018 and December 31, 2017.

8.	Agreement between Smart and FPIML

On March 1, 2018, Smart entered into an Advisory Services Agreement with FPIML, a subsidiary of the First Pacific Group and its Philippine affiliates.  The agreement shall be effective for a period of one-year subject to a 12-month automatic renewal unless either party notifies the other party of its intent not to renew the agreement.  FPIML provides advisory and related services in connection with the operation of Smart’s business of providing mobile communications services, high-speed internet connectivity, and access to digital services and content.  The agreement provides that Smart shall pay monthly service fee of $250 thousand and any additional fee shall be mutually agreed upon by both parties on a monthly basis.  Total professional fees under this agreement, which were presented as part of professional and other contracted services in our consolidated income statements, amounted to Php94 million for the nine months ended September 30, 2018.  Outstanding payable under this agreement amounted to Php27 million as at September 30, 2018.

9.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock SPA dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006.  Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

•	certain contractual veto rights over a number of major decisions or transactions; and
•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•

Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO.  Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock.  If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•

Limitation on Competition.  NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses.  Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•

Business Cooperation.  PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a Wireless-Code Division Multiple Access mobile communication network.  In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

•

Additional Rights of NTT DOCOMO.  Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;
2.

PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.

PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.

PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at September 30, 2018 and December 31, 2017.

•

Change in Control.  Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee.  A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

•

Termination.  If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate.  If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

d.	Others
1.	Agreement of PLDT and Smart with TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years.  The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network.  In June 2014, Smart and TV5 agreed to amend the liquidation schedule under the original advertising placement agreement by extending the term of expiry from 2015 to 2018.  Total selling and promotions under the advertising placement agreements amounted to Php197 million and Php101 million for the nine months ended September 30, 2018 and 2017, respectively.  Total prepayment under the advertising placement agreements amounted to Php80 million and Php277 million as at September 30, 2018 and December 31, 2017, respectively.

2.	Agreement of PLDT, Smart and DMPI with Cignal Cable

In May 2015, PLDT, Smart and DMPI entered into a four-year agreement with Cignal Cable commencing with the launch of the OTT video-on-demand service, or iflix service, in the Philippines on June 18, 2015.  iflix service is provided by iFlix Sdn Bhd and Cignal Cable is the authorized reseller of the iflix service in the Philippines.  Under the agreement, PLDT, Smart and DMPI were appointed by Cignal Cable to act as its internet service providers with an authority to resell and distribute the iflix service to their respective subscribers on a monthly and annual basis.  Content cost recognized for the nine months ended September 30, 2018 and 2017 amounted to Php277 million and Php301 million, respectively.  Under this agreement, outstanding prepayments, which were presented as part of prepayments in our consolidated statements of financial position, amounted to Php10 million and nil as at September 30, 2018 and December 31, 2017, respectively.  Under this agreement, the outstanding obligations, which were presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil and Php125 million as at September 30, 2018 and December 31, 2017, respectively.

3.	Telecommunications services provided by PLDT and certain of its subsidiaries and other transactions with various related parties

PLDT and certain of its subsidiaries provide telephone, data communication and other services to various related parties.  The revenues under these services amounted to Php1,549 million and Php480 million for the nine months ended September 30, 2018 and 2017, respectively.  The expenses under these services amounted to Php1,404 million for the nine months ended September 30, 2018.

The outstanding receivables of PLDT and certain of its subsidiaries, which were presented as part of trade and other receivables in our consolidated statements of financial position amounted to Php1,747 million and Php1,867 million as at September 30, 2018 and December 31, 2017, respectively.  Under these agreements, the outstanding obligations, which were presented as part of accounts payable in our consolidated statements of financial position amounted to Php465 million and Php365 million as at September 30, 2018 and December 31, 2017, respectively, and accrued expenses and other current liabilities amounted to Php14 million and Php35 million as at September 30, 2018 and December 31, 2017, respectively.

See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs and Sale of PCEV’s Beacon Preferred Shares to MPIC for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the nine months ended September 30, 2018 and 2017 are as follows:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Short-term employee benefits	281	255
Share-based payments (Note 25)	33	—
Post-employment benefits (Note 25)	22	21
Total compensation paid to key officers of the PLDT Group	336	276

Effective January 2014, each of the directors, including the members of the advisory board of PLDT, was entitled to a director’s fee in the amount of Php250 thousand for each board meeting attended.  Each of the members or advisors of the audit, executive compensation, governance and nomination, and technology strategy committees was entitled to a fee in the amount of Php125 thousand for each committee meeting attended.

Total fees paid for board meetings and board committee meetings amounted to Php43 million and Php54 million for the nine months ended September 30, 2018 and 2017, respectively.

Except for the fees mentioned above, the directors are not compensated, directly or indirectly, for their services as such.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as expenses during the period related to key management personnel.

25.	Employee Benefits

Pension

Defined Benefit Pension Plans

PLDT has defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering all of our permanent and regular employees.  Certain subsidiaries of PLDT have not yet drawn up a specific retirement plan for its permanent or regular employees.   For the purpose of complying with Revised PAS 19, pension benefit expense has been actuarially computed based on defined benefit plan.

PLDT’s actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs for the nine months ended September 30, 2018 and for the year ended December 31, 2017, and net periodic benefit costs and average assumptions used in developing the valuation as at and for the nine months ended September 30, 2018 and 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	21,503	23,142
Interest costs on benefit obligation	882	1,180
Service costs	772	1,158
Actual benefits paid/settlements	(506)	(2,723)
Actuarial losses – experience	—	423
Actuarial gains – economic assumptions	—	(1,277)
Curtailments and others (Note 5)	(14)	(400)
Present value of defined benefit obligations at end of the period	22,637	21,503
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	12,534	11,960
Actual contributions	4,317	5,122
Interest income on plan assets	539	641
Actual benefits paid/settlements	(506)	(2,723)
Return on plan assets (excluding amount included in net interest)	(2,947)	(2,466)
Fair value of plan assets at end of the period	13,937	12,534
Unfunded status – net	(8,700)	(8,969)
Accrued benefit costs	8,715	8,984
Prepaid benefit costs (Note 18)	15	15

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	772	1,271
Interest costs – net	343	672
Curtailment/settlement losses and other adjustments	—	(861)
Net periodic benefit costs (Note 5)	1,115	1,082

Actual net losses on plan assets amounted to Php2,408 million and Php2,053 million for the nine months ended September 30, 2018 and 2017, respectively.

Based on the latest actuarial valuation, our expected contribution to the defined benefit plan in 2018 will amount to Php1,416 million.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at September 30, 2018:

(in million pesos)
2018(1)	268
2019	444
2020	423
2021	662
2022	844
2023 to 2060	91,691

(1)	October 1, 2018 through December 31, 2018.

The average duration of the defined benefit obligation at the end of the reporting period is 8 to 19 years.

The weighted average assumptions used to determine pension benefits for the nine months ended September 30, 2018 and 2017 are as follows:

	September 30,
	2018	2017
	(Unaudited)
Rate of increase in compensation	6.0%	6.0%
Discount rate	5.3%	5.3%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at September 30, 2018 and December 31, 2017, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	1%	(2,262)
	(1%)	2,638
Future salary increases	1%	2,606
	(1%)	(2,288)

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (i) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and
(iv) two persons who are not executives nor employees of PLDT.

Benefits are payable in the event of termination of employment due to: (i) compulsory, optional, or deferred retirement; (ii) death while in active service; (iii) physical disability; (iv) voluntary resignation; or
(v) involuntary separation from service.  For a plan member with less than 15 years of credited services, retirement benefit is equal to 100% of final compensation for every year of service.  For those with at least 15 years of service, retirement benefit is equal to 125% of final compensation for every year of service, with such percentage to be increased by an additional 5% for each completed year of service in excess of 15 years, but not to exceed a maximum of 200%.  In case of voluntary resignation after attainment of age 40 and completion of at least 15 years of credited service, benefit is equal to a percentage of his vested retirement benefit, in accordance with percentages prescribed in the retirement plan.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets.

The majority of the Plan’s investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Board of Trustees invests at least the equivalent amount of actuarially computed expected compulsory retirement benefit payments for the period to liquid/semi-liquid assets such as treasury notes, treasury bills, savings and time deposits with commercial banks.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Board of Trustees continuously assesses these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at September 30, 2018 and December 31, 2017:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	9,357	9,372
Shares of stock	2,132	2,510
PDRs	1,664	—
Corporate bonds	145	111
Government securities	21	22
Mutual funds	5	30
Investment properties	—	4
Total noncurrent financial assets	13,324	12,049
Current Financial Assets
Cash and cash equivalents	519	396
Receivables	7	4
Total current financial assets	526	400
Total PLDT’s Plan Assets	13,850	12,449
Subsidiaries Plan Assets	87	85
Total Plan Assets of Defined Benefit Pension Plans	13,937	12,534

Investment in shares of stocks is valued using the latest bid price at the reporting date.  Investments in corporate bonds, mutual funds and government securities are valued using the market values at reporting date.  Investment properties are valued using the latest available appraised values.

Unlisted Equity Investments

As at September 30, 2018 and December 31, 2017, this account consists of:

	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	% of Ownership		(in million pesos)
MediaQuest	100%	100%	8,696	8,696
Tahanan Mutual Building and Loan Association, Inc., or TMBLA, (net of subscriptions payable of Php32 million)	100%	100%	452	435
BTFHI	100%	100%	209	201
Superior Multi Parañaque Homes, Inc., or SMPHI	100%	100%	—	39
Bancholders, Inc., or Bancholders	100%	100%	—	1
			9,357	9,372

Investments in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation.  Its investments include common shares of stocks of various communication, broadcasting and media entities.

Investments in MediaQuest are carried at fair value.  The VIU calculations were derived from cash flow projections over a period of three to five years based on the 2018 financial budgets approved by the MediaQuest’s Board of Directors and calculated terminal value.

On May 8, 2012, the Board of Trustees of the PLDT Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion.  The underlying shares of these PDRs are the shares of stocks of Cignal TV held by MediaQuest through Satventures (Cignal TV PDRs).  On the same date, MediaQuest Board of Directors approved the investment in Cignal TV PDRs by ePLDT, which gave ePLDT a 40% economic interest in Cignal TV.  In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT.  Additional deposits of Php1 billion each were received on July 6, 2012 and August 9, 2012.

On January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php3.6 billion.  The underlying shares of these additional PDRs are the shares of Satventures held by MediaQuest (Satventures PDRs), the holder of which will have a 40% economic interest in Satventures.  Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Cignal TV.  From March to August 2013, MediaQuest received from ePLDT an amount aggregating to Php3.6 billion representing deposits for future PDRs subscription.  The Satventures PDRs and Cignal TV PDRs were subsequently issued on September 27, 2013, providing ePLDT an effective 64% economic interest in Cignal TV.

Also, on January 25, 2013, the Board of Trustees of the PLDT Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of additional MediaQuest PDRs amounting to Php1.95 billion.  The underlying shares of these additional PDRs are the shares of stocks of Hastings held by MediaQuest (Hastings PDRs).  Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including equity interests in the three leading newspapers: The Philippine Star, Philippine Daily Inquirer, and Business World.  From June 2013 to October 2013, MediaQuest received from ePLDT an amount aggregating to Php1.95 billion representing deposits for future PDRs subscription.

On February 19, 2014, ePLDT’s Board of Directors approved an additional Php500 million investment in Hastings PDRs.  On March 11, 2014, MediaQuest received from ePLDT an amount aggregating to Php300 million representing deposits for future PDRs subscription.  As at December 31, 2014, total deposit for PDRs subscription amounted to Php2,250 million.

On May 21, 2015, ePLDT’s Board of Directors approved an additional Php800 million investment in Hastings PDRs and settlement of the Php200 million balance of the Php500 million Hastings PDR investment in 2014.  Subsequently, on May 30, 2015, the Board of Trustees of the PLDT Beneficial Trust Fund and the Board of Directors of MediaQuest approved the issuance of Php3,250 million Hastings PDRs.  This provided ePLDT with 70% economic interest in Hastings.  See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs.

In 2016 and 2017, the Board of Trustees of the PLDT Beneficial Trust Fund approved additional investment in MediaQuest amounting to Php5,500 million and Php2,500 million, respectively, to fund MediaQuest’s investment requirements.  The full amount was fully drawn by MediaQuest during 2016 and 2017.

In 2018, the Board of Trustees of the PLDT Beneficial Trust Fund approved the additional investment in MediaQuest amounting to Php2,700 million to fund MediaQuest’s investment requirements, of which Php2,250 million has already been drawn as at September 30, 2018.  Loss on changes in fair value of the investments for the nine months ended September 30, 2018 and 2017 amounting to Php2,250 million are recognized in the statements of changes in net assets available for plan benefits under “Net fair value gain (loss) on investments.”  See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs.

Other key assumptions used in the cash flow projections include revenue growth rate, direct costs and capital expenditures.  The pre-tax discount rates applied to cash flow projections range from 10% to 11%.  Cash flows beyond the five-year period are determined using 0% to 4.8% growth rates.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs.  The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million.  The related unpaid subscription of Php32 million is included in unlisted equity investments.  The cumulative change in the fair market values of this investment amounted to Php372 million and Php355 million as at September 30, 2018 and December 31, 2017, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million.  Total cash dividend income amounted to Php7.3 million and Php6.8 million for the nine months ended September 30, 2018 and 2017, respectively.  Dividend receivables amounted to Php2 million each as at September 30, 2018 and December 31, 2017.

Investment in SMPHI

SMPHI was incorporated primarily to engage in the real estate business.  As at December 31, 2017, its assets consist mainly of investment in land.  SMPHI received short-term, non-interest-bearing advances from the beneficial trust fund mainly to finance expenses to maintain its investment property. On May 25, 2018, the shares of stocks of SMPHI was sold to a third party for Php142 million.

Investment in Bancholders

Bancholders was incorporated primarily to purchase, own, invest in or acquire shares of stock, bonds, bills, warrants and other negotiable instruments, securities or evidences of indebtedness of any other corporation and to own, hold and dispose the same, without engaging in the business of or acting as an investment company or as securities broker or dealer.  The cumulative change in the fair market value of this investment amounted to losses of Php93 million as at December 31, 2017.  On April 21, 2017, the Board of Directors of Bancholders approved the amendment of its Articles of Incorporation, shortening its corporate term, to end on June 30, 2018.  This amendment was subsequently approved by the Philippine SEC on July 11, 2017.  As at September 30, 2018, the investment account has been closed to receivables pending the completion of Bancholders’s financial audit.

Shares of Stocks

As at September 30, 2018 and December 31, 2017, this account consists of:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Common shares
PSE	1,258	1,555
PLDT	36	39
Others	478	556
Preferred shares	360	360
	2,132	2,510

Dividends earned on PLDT common shares amounted to Php2 million each for the nine months ended September 30, 2018 and 2017.

Preferred shares represent 300 million unlisted preferred shares of PLDT at Php10 par value, net of subscription payable of Php2,640 million as at September 30, 2018 and December 31, 2017.  These shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT.  Dividends earned on this investment amounted to Php37 million each for the nine months ended September 30, 2018 and 2017.

PDRs

Investment in PDRs pertains to the Hastings PDR amounting to Php1,664 million.  The acquisition was completed and paid on February 15, 2018, which provided the PLDT Beneficial Trust Fund with 100% economic interest in Hastings.  See Note 10 – Investments in Associates and Joint Ventures – Investment in MediaQuest PDRs.

Corporate Bonds

Investment in corporate bonds includes various long-term peso and dollar denominated bonds with maturities ranging from August 2019 to June 2027 and fixed interest rates from 2.47% to 6.94% per annum.  Total investment in corporate bonds amounted to Php145 million and Php111 million as at September 30, 2018 and December 31, 2017, respectively.

Government Securities

Investment in government securities includes Fixed Rate Treasury Notes bearing interest rate of 5.88% per annum.  These securities are fully guaranteed by the government of the Republic of the Philippines.  Total investment in government securities amounted to Php21 million and Php22 million as at September 30, 2018 and December 31, 2017, respectively.

Mutual Funds

Investment in mutual funds includes a local equity fund, which aims to out-perform benchmarks in various indices as part of its investment strategy.  Total investment in mutual funds amounted to Php5 million and Php30 million as at September 30, 2018 and December 31, 2017, respectively.

Investment Properties

Investment properties include one condominium unit (a bare 58 square meter unit) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City.  A similar unit of a larger floor area (127 square meters) located on the same building was sold in April 2016.  Total fair value of investment properties amounted to Php4 million as at December 31, 2017.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor.  This considers the expected benefit cash flows to be matched with asset durations.

The allocation of the fair value of the assets for the PLDT pension plan as at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	83%	95%
Investment in PDRs	12%	—
Temporary cash investments	4%	3%
Debt and fixed income securities	1%	1%
Mutual funds	—	1%
	100%	100%

Defined Contribution Plans

Smart’s and certain of its subsidiaries’ contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary.  Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary.  The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure.  Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641.  As at September 30, 2018 and December 31, 2017, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

Smart’s and certain of its subsidiaries’ actuarial valuation is performed every year-end.  Based on the latest actuarial valuation, the actual present value of prepaid benefit costs for the nine months ended September 30, 2018 and for the year ended December 31, 2017, and the net periodic benefit costs and average assumptions used in developing the valuation for the nine months ended September 30, 2018 and 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Changes in the present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of the period	2,490	2,177
Service costs	237	269
Interest costs on benefit obligation	—	113
Actuarial losses – economic assumptions	—	29
Actuarial gains – experience	—	(6)
Actual benefits paid/settlements	—	(92)
Present value of defined benefit obligations at end of the period	2,727	2,490
Changes in fair value of plan assets:
Fair value of plan assets at beginning of the period	2,862	2,414
Actual contributions	224	335
Interest income on plan assets	—	131
Return on plan assets (excluding amount included in net interest)	—	74
Actual benefits paid/settlements	—	(92)
Fair value of plan assets at end of the period	3,086	2,862
Funded status – net	359	372
Accrued benefit costs	26	13
Prepaid benefit costs (Note 18)	385	385

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Service costs	237	224
Interest costs – net	—	—
Net periodic benefit costs (Note 5)	237	224

Smart’s net consolidated pension benefit costs amounted to Php237 million and Php224 million for the nine months ended September 30, 2018 and 2017, respectively.

Actual net gains on plan assets amounted to nil for the nine months ended September 30, 2018 and 2017.

Based on the latest actuarial valuation, Smart and certain of its subsidiaries expect to contribute the amount of approximately Php305 million to the plan in 2018.

The following table sets forth the expected future settlements by the Plan of maturing defined benefit obligation as at September 30, 2018:

(in million pesos)
2018(1)	129
2019	85
2020	135
2021	99
2022	159
2023 to 2060	1,194

(1)	October 1, 2018 through December 31, 2018.

The average duration of the defined benefit obligation at the end of the reporting period is 12 to 20 years.

The weighted average assumptions used to determine pension benefits for the nine months ended September 30, 2018 and 2017 are as follows:

	September 30,
	2018	2017
	(Unaudited)
Rate of increase in compensation	5.0%	5.0%
Discount rate	5.8%	5.2%

The sensitivity analysis below has been determined based on reasonably possible changes of each significant assumption on the defined benefit obligation as at September 30, 2018 and December 31, 2017, assuming if all other assumptions were held constant:

	Increase (Decrease)
	(in million pesos)
Discount rate	(1%)	11
	1%	(6)

Future salary increases	1%	11
	(1%)	(6)

Smart’s Retirement Plan

The fund is being managed and invested by BPI Asset Management and Trust Corporation, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark.  In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international.  The portfolio mix is kept at 60% to 90% for debt and fixed income securities, while 10% to 40% is allotted to equity securities.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at September 30, 2018 and December 31, 2017:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,911	1,721
International fixed income	390	361
International equities	336	557
Domestic equities	326	555
Philippine foreign currency bonds	173	373
Total noncurrent financial assets	3,136	3,567
Current Financial Assets
Cash and cash equivalents	676	153
Receivables	1	8
Total current financial assets	677	161
Total plan assets	3,813	3,728
Employee’s share, forfeitures and mandatory reserve account	727	866
Total Plan Assets of Defined Contribution Plans	3,086	2,862

Domestic Fixed Income

Investments in domestic fixed income include Philippine peso denominated bonds, such as government securities and corporate debt securities, with fixed interest rates from 2.8% to 10.13% per annum.  Total investments in domestic fixed income amounted to Php1,911 million and Php1,721 million as at September 30, 2018 and December 31, 2017, respectively.

International Fixed Income

Investments in international fixed income include mutual funds which are invested in iShares Floating Rate Bond, which track the investment results of an index composed of U.S. dollar-denominated investment-grade floating rate bonds.  Total investments in international fixed income amounted to Php390 million and Php361 million as at September 30, 2018 and December 31, 2017, respectively.

International Equities

Investments in international equities include mutual funds managed by Wellington equity fund.  Total investment in international equities amounted to Php336 million and Php557 million as at September 30, 2018 and December 31, 2017, respectively.

Domestic Equities

Investments in domestic equities include direct equity investments in common shares listed in the PSE.  These investments earn on stock price appreciation and dividend payments.  Total investment in domestic equities amounted to Php326 million and Php555 million as at September 30, 2018 and December 31, 2017, respectively.  This includes investment in PLDT shares with fair value of Php18 million and Php24 million as at September 30, 2018 and December 31, 2017, respectively.

Philippine Foreign Currency Bonds

Investments in Philippine foreign currency bonds include U.S. dollar denominated fixed income instruments issued by the local corporations with fixed interest rates from 2.47% to 7.38% per annum.  Total investment in Philippine foreign currency bonds amounted to Php173 million and Php373 million as at September 30, 2018 and December 31, 2017, respectively.

Cash and Cash Equivalents

This pertains to the fund’s excess liquidity in Philippine peso and U.S. dollars including investments in time deposits, money market funds and other deposit products of banks with duration or tenor less than a year.

The asset allocation of the Plan is set and reviewed from time to time by the Plan Trustees taking into account the membership profile, the liquidity requirements of the Plan and risk appetite of the Plan sponsor.  This considers the expected benefit cash flows to be matched with asset durations.

The plan assets are primarily exposed to financial risks such as liquidity risk and price risk.

Liquidity risk pertains to the plan’s ability to meet its obligation to the employees upon retirement.  To effectively manage liquidity risk, the Plan Trustees invest a portion of the fund in readily tradeable and liquid investments which can be sold at any given time to fund liquidity requirements.

Price risk pertains mainly to fluctuations in market prices of equity securities listed in the PSE.  In order to effectively manage price risk, the Plan Trustees continuously assess these risks by closely monitoring the market value of the securities and implementing prudent investment strategies.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at September 30, 2018 and December 31, 2017 is as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
Investments in debt and fixed income securities and others	83%	70%
Investments in listed and unlisted equity securities	17%	30%
	100%	100%

Other Long-term Employee Benefits

On September 26, 2017, the Board of Directors of PLDT approved the TIP, which intends to provide incentive compensation to key officers, executives and other eligible participants who are consistent performers and contributors to the Company’s strategic and financial goals.  The incentive compensation will be in the form of Performance Shares, PLDT common shares of stock, which will be released in three annual grants on the condition, among others, that pre-determined consolidated core net income targets are successfully achieved over three annual performance periods from January 1, 2017 to December 31, 2019.  On September 26, 2017, the Board of Directors approved the acquisition of 860 thousand Performance Shares to be awarded under the TIP.  On March 7, 2018, the ECC of the Board approved the acquisition of additional 54 thousand shares, increasing the total Performance Shares to 914 thousand.  Metrobank, through its Trust Banking Group, is the appointed Trustee of the trust established for purposes of the TIP.  The Trustee is designated to acquire the PLDT common shares in the open market through the facilities of the PSE, and administer their distribution to the eligible participants subject to the terms and conditions of the TIP.

As at November 8, 2018, a total of 757 thousand PLDT common shares have been acquired by the Trustee, of which 204 thousand PLDT common shares have been released to the eligible participants on April 5, 2018 for the 2017 annual grant.  The TIP is administered by the ECC of the Board.  The expense accrued for the TIP amounted to Php662 million as at September 30, 2018 and is presented as equity reserves in the consolidated statement of financial position.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimating Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

26.	Provisions and Contingencies

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various Local Government Units, or LGUs.  As at September 30, 2018, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

Smart’s Local Business and Franchise Tax Assessments

The Province of Cagayan issued a tax assessment against Smart for alleged local franchise tax.  In 2011, Smart appealed the assessment to the Regional Trial Court, or RTC, of Makati on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (Republic Act No. 7160).  The RTC issued a TRO and a writ of preliminary injunction.  On April 30, 2012, the RTC rendered a decision nullifying the tax assessment.  The Province of Cagayan was also directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts.  The Province of Cagayan then appealed to the Court of Tax Appeals, or CTA.  In a Decision promulgated on July 25, 2013, the CTA ruled that the franchise tax assessment is null and void for lack of legal and factual justifications.  Cagayan’s Motion for Reconsideration was denied.  Cagayan then appealed before the CTA En Banc.  The CTA En Banc issued a Decision dated December 8, 2015 affirming the nullity of the tax assessment.  On January 26, 2016, Province of Cagayan filed a Partial Motion for Reconsideration, praying among others, that the Court enter a new decision declaring as valid and legal the tax assessment issued by Province of Cagayan to Smart.  The CTA En Banc then issued a Resolution dated June 22, 2016 denying the Partial Motion for Reconsideration filed by the Province of Cagayan for lack of merit.  On July 31, 2016, the Decision dated December 8, 2015 became final and executory and recorded in the book of entries of judgement of the CTA.

In 2016, Cagayan issued another local franchise tax assessment against Smart covering years 2011-2015.  Using the same grounds in the first case, Smart appealed the assessment with the RTC of Tuguegarao where the case is pending.  The RTC then directed the parties to file their respective Memorandum within 30 days from date of receipt.  Smart to file Memorandum which is due on October 18, 2018.  On November 7, 2018, Smart filed its Memorandum.

In 2015, the City of Manila issued assessments for alleged business tax deficiencies and cell sites regulatory fees and charges.  Smart protested the assessments.  After Manila denied the protest, Smart appealed to the RTC of the City of Manila, arguing that it is not liable for local business taxes on income realized from its telecommunications operations and that the assessments were a clear circumvention of Manila City Ordinance No. 8299 exempting Smart from the payment of local franchise tax.  The assessment for regulatory fees was contested for being void, as they were made without a valid and legal basis.  In the Decision promulgated on March 9, 2016, the RTC declared the local business tax and cell site regulatory fee assessments as invalid and void.  The City of Manila filed a Petition for Review with the CTA seeking to reverse the Decision.  Smart has already filed its Comment to the Petition and awaiting for further orders from the Court.  Through a Decision dated December 18, 2017, the Court dismissed the Petition for lack of jurisdiction.  On January 2018, Smart received a copy of the City of Manila’s Motion for Reconsideration, which was denied by the CTA in a Resolution dated May 17, 2018.  The City of Manila filed a Petition for Review dated June 1, 2018 before the CTA En Banc.  On October 23, 2018, Smart filed its Comment on the Petition for Certiorari.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

As at November 8, 2018, Digitel is currently in discussions with various local government units for the settlement of its franchise tax and real property tax liabilities within their respective jurisdiction.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato, DMPI filed a Petition in 2010 for Prohibition and Mandamus against the City of Cotabato due to their threats to close its cell sites due to alleged real property tax delinquencies.  The RTC denied the petition.  DMPI appealed with the CTA.  On December 29, 2017, the CTA dismissed DMPI’s Petition for Review on the ground of lack of jurisdiction.  On January 12, 2018, DMPI filed its Motion for Reconsideration.  The CTA issued a resolution directing respondent City of Cotabato to file comment/opposition within 10 days and the incident will be submitted for resolution.  A Withdrawal of Counsel and Entry of Appearance were filed on May 7, 2018 and May 24, 2018, respectively.  On May 7, 2018, the CTA promulgated a resolution denying DMPI’s Motion for Reconsideration for lack of merit.  A notice for Entry of Judgment was issued by the CTA on August 23, 2018.  A dialogue between DMPI and the City of Cotabato will be conducted for a possible amicable settlement.

In the DMPI vs. City Government of Malabon, DMPI filed a Petition for Prohibition and Mandamus against the LGU to prevent the auction sale of DMPI sites in its jurisdiction for alleged real property tax liabilities.  DMPI was able to secure a TRO to defer the sale.  Through a Compromise Judgment dated October 6, 2017, the RTC of Malabon approved the compromise agreement executed by the parties.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo, DMPI filed in 2011 a petition for Prohibition and Mandamus with Preliminary Injunction and TRO against the Tower Fee Ordinance of the Municipality of San Mateo.  In 2014, the RTC ruled in favor of DMPI and declared the ordinance void and without legal force and effect.  The Municipality of San Mateo appealed the RTC Order before the CA.  On April 14, 2015, the CA rendered a decision denying the Petition and affirming the Order dated May 8, 2014 of the RTC Cauayan, Isabela.  The Municipality elevated to Supreme Court via petition for review on certiorari assailing the CA Decision and the Resolution dated April 14, 2015 and August 10, 2015, respectively.  On December 2, 2015, the Supreme Court issued a Resolution denying the petition for failure to sufficiently show any reversible error in the challenge decision.  The Supreme Court issued an Entry of Judgment of the resolution dated December 2, 2015 which become final and executory on August 9, 2016.

DMPI vs. City of Trece Martires

In 2010, DMPI petitioned to declare void the City of Trece Martires ordinance of imposing tower fee of Php150 thousand for each cell site annually.  Application for the issuance of a preliminary injunction by DMPI is pending resolution as of date.

ACeS Philippines’ Local Business and Franchise Tax Assessments

ACeS Philippines has a pending case with the Supreme Court (ACeS Philippines Satellite Corporation vs. Commissioner of Internal Revenue Supreme Court G.R. No. 226680) for alleged 2006 deficiency withholding tax.  On July 23, 2014, the CTA Second Division affirmed the assessment of the Commissioner of Internal Revenue for deficiency basic withholding tax, surcharge plus deficiency interest and delinquency interest amounting to Php87 million.  On November 18, 2014, ACeS Philippines filed a Petition for Review with the CTA En Banc.  On August 16, 2016, the CTA En Banc also affirmed the assessment with finality.  Hence, on October 19, 2016, ACeS Philippines filed a petition before the Supreme Court assailing the decision of the CTA.  ACeS Philippines intends to file a formal request for compromise of tax liabilities before the BIR while the case is pending before the Supreme Court.  On February 23, 2017 and March 15, 2017, respectively, the Company paid and filed a formal request for compromise of tax liabilities amounting to Php27 million before the BIR while the case is pending before the Supreme Court.  No outstanding Letter of Authority for other years.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 up to the present, PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship.  Among PLDT’s claims against ETPI are ETPI’s alleged uncompensated bypass of PLDT’s systems from July 1, 1998 to November 28, 2003; unpaid access charges from July 1, 1999 to November 28, 2003; and non-payment of applicable rates for Off-Net and On-Net traffic from January 1, 1999 to November 28, 2003 arising from ETPI’s unilateral reduction of its rates for the Philippines-Hong Kong traffic stream through Hong Kong REACH-ETPI circuits.  ETPI’s claims against PLDT, on the other hand, involve an alleged Philippines-Hong Kong traffic shortfall for the period July 1, 1998 to November 28, 2003; unpaid share of revenues generated from PLDT’s activation of additional growth circuits in the Philippines-Singapore traffic stream for the period July 1, 1999 to November 28, 2003; under reporting of ETPI share of revenues under the terms of a Compromise Agreement for the period January 1, 1999 to November 28, 2003 (which ETPI is seeking to retroact to February 6, 1990); lost revenues arising from PLDT’s blocking of incoming traffic from Hong Kong from November 1, 2001 up to November 2003; and lost revenues arising from PLDT’s circuit migration from January 1, 2001 up to December 31, 2001.

While the parties have entered into Compromise Agreements in the past (one in February 1990 and another in March 1999), said agreements have not put to rest the issues between them.  To avoid protracted litigation and to preserve their business relationship, PLDT and ETPI agreed to submit their differences and issues to voluntary arbitration.  On April 16, 2008, PLDT and ETPI signed an Arbitration Settlement Agreement and submitted their respective Statement of Claims and Answers.  Subsequent to such submissions, PLDT and ETPI agreed to suspend the arbitration proceedings.  ETPI’s total claim against PLDT is about Php2.9 billion while PLDT’s total claim against ETPI is about Php2.8 billion.

In an agreement, Globe and PLDT have agreed that they shall cause ETPI, within a reasonable time after May 30, 2016, to dismiss Civil Case No. 17694 entitled Eastern Telecommunications Philippines, Inc. vs. Philippine Long Distance Telephone Company, and all related or incidental proceedings (including the voluntary arbitration between ETPI and PLDT), and PLDT, in turn, simultaneously, shall withdraw its counterclaims against ETPI in the same entitled case, all with prejudice.

In the Matter of the Wilson Gamboa Case and Jose M. Roy III Petition

In Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), the Supreme Court held that the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to “shares of stock entitled to vote in the election of directors” and thus only to voting common shares, and not to the “total outstanding capital stock (common and non-voting preferred shares)”.  It directed the Philippine SEC “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in PLDT, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”  On October 9, 2012, the Supreme Court issued a Resolution denying with finality all Motions for Reconsideration of the respondents.  The Supreme Court decision became final and executory on October 18, 2012.

On May 20, 2013, the Philippine SEC issued SEC Memorandum Circular No. 8, Series of 2013 - Guidelines on Compliance with the Filipino-Foreign Ownership Requirements Prescribed in the Constitution and/or Existing Laws by Corporations Engaged in Nationalized and Partly-Nationalized Activities, or MC No. 8, which provides that the required percentage of Filipino ownership shall be applied to BOTH (a) the total number of outstanding shares of stock entitled to vote in the election of directors; AND (b) the total number of outstanding shares of stock, whether or not entitled to vote in the election of directors.

On June 10, 2013, Jose M. Roy III filed before the Supreme Court a Petition for Certiorari against the Philippine SEC, Philippine SEC Chairman and PLDT, or the Petition, claiming: (1) that MC No. 8 violates the decision of the Supreme Court in the Gamboa Case, which according to the Petitioner required that (a) the 60-40 ownership requirement be imposed on “each class of shares” and (b) Filipinos must have full beneficial ownership of 60% of the outstanding capital stock of those corporations subject to that 60-40 Filipino-foreign ownership requirement; and (2) that the PLDT Beneficial Trust Fund is not a Filipino-owned entity and consequently, the corporations owned by PLDT Beneficial Trust Fund, including BTFHI, which owns 150 million voting preferred shares in PLDT, cannot be considered a Filipino-owned corporation.  PLDT and Philippine SEC sought the dismissal of the Petition.

In July 16, 2013, Wilson C. Gamboa, Jr. et. al. filed a Motion for Leave to file a Petition-in-Intervention dated July 16, 2013, which the Supreme Court granted on August 6, 2013.  The Petition-in-Intervention raised identical arguments and issues as those in the Petition.

The Supreme Court, in its November 22, 2016 decision, dismissed the Petition and Petition-In-Intervention and upheld the validity of MC No. 8.  In the course of discussing the Petition, the Supreme Court expressly rejected petitioners’ argument that the 60% Filipino ownership requirement for public utilities must be applied to each class of shares.  According to the Court, the position is “simply beyond the literal text and contemplation of Section 11, Article XII of the 1987 Constitution” and that the petitioners’ suggestion would “effectively and unwarrantedly amend or change” the Court’s ruling in Gamboa.  In categorically rejecting the petitioners’ claim, the Court declared and stressed that its Gamboa ruling “did NOT make any definitive ruling that the 60% Filipino ownership requirement was intended to apply to each class of shares.”  On the contrary, according to the Court, “nowhere in the discussion of the term “capital” in Section 11, Article XII of the 1987 Constitution in the Gamboa Decision did the Court mention the 60% Filipino equity requirement to be applied to each class of shares.”

In respect of ensuring Filipino ownership and control of public utilities, the Court noted that this is already achieved by the requirements under MC No. 8.  According to the Court, “since Filipinos own at least 60% of the outstanding shares of stock entitled to vote directors, which is what the Constitution precisely requires, then the Filipino stockholders control the corporation – i.e., they dictate corporate actions and decisions…”

The Court further noted that the application of the Filipino ownership requirement as proposed by petitioners “fails to understand and appreciate the nature and features of stocks and financial instruments” and would “greatly erode” a corporation’s “access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits.”  The Court reaffirmed that “stock corporations are allowed to create shares of different classes with varying features” and that this “is a flexibility that is granted, among others, for the corporation to attract and generate capital (funds) from both local and foreign capital markets” and that “this access to capital – which a stock corporation may need for expansion, debt relief/repayment, working capital requirement and other corporate pursuits – will be greatly eroded with further unwarranted limitations that are not articulated in the Constitution.”  The Court added that “the intricacies and delicate balance between debt instruments (liabilities) and equity (capital) that stock corporations need to calibrate to fund their business requirements and achieve their financial targets are better left to the judgment of their boards and officers, whose bounden duty is to steer their companies to financial stability and profitability and who are ultimately answerable to their shareholders.”

The Court went on to say that “a too restrictive definition of ‘capital’, one that was never contemplated in the Gamboa Decision, will surely have a dampening effect on the business milieu by eroding the flexibility inherent in the issuance of preferred shares with varying terms and conditions.  Consequently, the rights and prerogatives of the owners of the corporation will be unwarrantedly stymied.”  Accordingly, the Court said that the petitioners’ “restrictive interpretation of the term “capital” would have a tremendous adverse impact on the country as a whole – and to all Filipinos.”

Petitioner Jose M. Roy III filed a Motion for Reconsideration of the Supreme Court Decision dated November 22, 2016.  On April 18, 2017, the Supreme Court denied with finality Petitioner’s Motion for Reconsideration.

Department of Labor and Employment, or DOLE, Compliance Order, or Order, to PLDT

The CA issued a Decision in this case last July 31, 2018.

In a series of orders including a Compliance Order issued by the DOLE Regional Office on July 3, 2017, which was partly affirmed by DOLE Secretary Bello in his resolutions dated January 10, 2018 and April 24, 2018, the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors.  PLDT questioned these “regularization orders” before the CA, which led to the July 31, 2018 Decision.

In sum, the CA: (i) GRANTED PLDT’s prayer for an injunction against the regularization orders; (ii) SET ASIDE the regularization orders insofar as they declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology, or IT, firms and services; (c) IT support services, both hardware and software, and applications development;
(d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and
(g) medical, dental engineering and other professional services; and (iii) REMANDED to the DOLE for further proceedings, the matters of: (a) determining which contractors, and which individuals deployed by these contractors, are performing installation, repair and maintenance of PLDT lines; and (b) properly computing monetary awards for benefits such as unpaid overtime or 13th month pay, which in the regularization orders amounted to Php51.8 million.

The CA agreed with PLDT’s contention that the Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence.  The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

On August 20, 2018, PLDT filed a motion seeking a partial reconsideration of that part of the CA decision, which ordered a remand to the Office of the Regional Director of the DOLE-National Capital Region of the matter of the regularization of individuals performing installation, repair and maintenance, or IRM, services.

In its motion, PLDT argued that the fact-finding process contemplated by the Court’s remand order is actually not part of the visitorial power of the DOLE (i.e., the evidence that will need to be assessed cannot be gleaned by in the ‘normal course’ of a labor inspection) and is therefore, outside the jurisdiction of the Secretary of Labor.

PLDT also questioned that part of the CA ruling which seems to conclude that all IRM jobs are “regular”.  It argued that the law recognizes that some work of this nature can be project-based or seasonal in nature.

Instead of the DOLE, PLDT suggested that the National Labor Relations Commission – a tribunal with better fact-finding powers – take over from the DOLE to determine whether the jobs are in fact IRM, and if so, whether they are “regular” or can be considered project-based or seasonal.

Both adverse parties, the PLDT rank-and-file labor union Manggagawa sa Komunikasyon ng Pilipinas, and the DOLE filed Motions for Reconsideration.

All these Motions are currently pending.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.  See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for legal contingencies and tax assessments.

27.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables, cash and short-term deposits.  Our principal financial liabilities, other than derivatives, comprise of bank loans, finance leases, trade and non-trade payables.  The main purpose of these financial liabilities is to finance our operations.  We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing.  Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our consolidated financial assets and financial liabilities as at September 30, 2018 and December 31, 2017:

	Financial instruments at amortized cost	Financial instruments at FVPL	Financial instruments at FVOCI	Total financial instruments
	(in million pesos)
Assets as at September 30, 2018 (Unaudited)
Noncurrent:
Financial assets at fair value through profit or loss	—	6,733	—	6,733
Debt instruments at amortized cost – net of current portion	150	—	—	150
Derivative financial assets – net of current portion	—	—	235	235
Financial assets at fair value through other comprehensive income – net of current portion	—	—	2,771	2,771
Other financial assets – net of current portion	2,276	—	—	2,276
Current:
Cash and cash equivalents	45,206	—	—	45,206
Short-term investments	4,846	—	—	4,846
Trade and other receivables	38,959	—	—	38,959
Contract assets	3,487	—	—	3,487
Current portion of derivative financial assets	—	19	283	302
Current portion of financial assets at fair value through other comprehensive income	—	—	1,548	1,548
Current portion of other financial assets	7,054	—	—	7,054
Total assets	101,978	6,752	4,837	113,567
Liabilities as at September 30, 2018 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	164,965	—	—	164,965
Customers' deposits	2,464	—	—	2,464
Deferred credits and other noncurrent liabilities	1,500	—	—	1,500
Current:
Accounts payable	61,273	—	—	61,273
Accrued expenses and other current liabilities	75,357	—	—	75,357
Current portion of interest-bearing financial liabilities	14,258	—	—	14,258
Dividends payable	1,649	—	—	1,649
Current portion of derivative financial liabilities	—	6	23	29
Total liabilities	321,466	6	23	321,495
Net assets (liabilities)	(219,488)	6,746	4,814	(207,928)

	Loans and receivables	HTM investments	Financial instruments at FVPL	Fair value through other comprehensive income	Available- for-sale financial investments	Financial liabilities carried at amortized cost	Total financial assets and liabilities
	(in million pesos)
Assets as at December 31, 2017 (Audited)
Noncurrent:
Available-for-sale financial investments	—	—	—	—	15,165	—	15,165
Investment in debt securities and other long-term investments – net of current portion	—	150	—	—	—	—	150
Derivative financial assets – net of current portion	—	—	—	215	—	—	215
Advances and other noncurrent assets – net of current portion	13,855	—	—	—	—	—	13,855
Current:
Cash and cash equivalents	32,905	—	—	—	—	—	32,905
Short-term investments	1,074	—	—	—	—	—	1,074
Trade and other receivables	33,761	—	—	—	—	—	33,761
Current portion of derivative financial assets	—	—	—	171	—	—	171
Current portion of investment in debt securities and other long-term investments	100	—	—	—	—	—	100
Current portion of advances and other noncurrent assets	6,824	—	—	—	—	—	6,824
Total assets	88,519	150	—	386	15,165	—	104,220
Liabilities as at December 31, 2017 (Audited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	157,654	157,654
Derivative financial liabilities – net of current portion	—	—	—	8	—	—	8
Customers’ deposits	—	—	—	—	—	2,443	2,443
Deferred credits and other noncurrent liabilities	—	—	—	—	—	5,680	5,680
Current:
Accounts payable	—	—	—	—	—	58,490	58,490
Accrued expenses and other current liabilities	—	—	—	—	—	70,648	70,648
Current portion of interest-bearing financial liabilities	—	—	—	—	—	14,957	14,957
Dividends payable	—	—	—	—	—	1,575	1,575
Current portion of derivative financial liabilities	—	—	90	51	—	—	141
Total liabilities	—	—	90	59	—	311,447	311,596
Net assets (liabilities)	88,519	150	(90)	327	15,165	(311,447)	(207,376)

The following table sets forth our consolidated offsetting of financial assets and liabilities recognized as at September 30, 2018 and December 31, 2017:

	Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set-off in the statement of financial position	Net amount presented in the statement of financial position
	(in million pesos)
September 30, 2018 (Unaudited)
Current Financial Assets
Trade and other receivables
Foreign administrations	6,846	3,403	3,443
Domestic carriers	2,052	1,748	304
Total	8,898	5,151	3,747
Current Financial Liabilities
Accounts payable
Suppliers and contractors	58,590	46	58,544
Carriers and other customers	9,863	7,964	1,899
Total	68,453	8,010	60,443

December 31, 2017 (Audited)
Current Financial Assets
Trade and other receivables
Foreign administrations	8,536	2,957	5,579
Domestic carriers	4,332	3,950	382
Total	12,868	6,907	5,961
Current Financial Liabilities
Accounts payable
Suppliers and contractors	54,220	24	54,196
Carriers and other customers	7,426	4,943	2,483
Total	61,646	4,967	56,679

There are no financial instruments subject to an enforceable master netting arrangement as at September 30, 2018 and December 31, 2017.

The following table sets forth our consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at September 30, 2018 and December 31, 2017 other than those whose carrying amounts are reasonable approximations of fair values:

	Carrying Value		Fair Value
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Debt instruments at amortized cost – net of current portion	150	—	146	—
Investment in debt securities and other long-term investments – net of current portion	—	150	—	151
Financial assets at fair value through other comprehensive income – net of current portion	2,771	—	2,771	—
Other financial assets – net of current portion	2,276	—	2,009	—
Advances and other noncurrent assets	—	13,855	—	13,695
Total	5,197	14,005	4,926	13,846
Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt	164,965	157,654	146,719	150,918
Customers' deposits	2,464	2,443	1,527	1,700
Deferred credits and other noncurrent liabilities	1,500	5,680	1,261	5,093
Total	168,929	165,777	149,507	157,711

Below is the list of our consolidated financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for our complete sets of consolidated financial statements as at September 30, 2018 and December 31, 2017.  This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	September 30, 2018			December 31, 2017
	(Unaudited)			(Audited)
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total
	(in million pesos)
Noncurrent Financial Assets
Listed equity securities
Financial assets at FVPL	4,521	—	4,521	—	—	—
Available-for-sale financial investments	—	—	—	12,977	—	12,977
Derivative financial assets – net of current portion	—	235	235	—	215	215
Current Financial Assets
Current portion of derivative financial assets	—	302	302	—	171	171
Total	4,521	537	5,058	12,977	386	13,363
Noncurrent Financial Liabilities
Derivative financial liabilities	—	—	—	—	8	8
Current Financial Liabilities
Derivative financial liabilities	—	29	29	—	141	141
Total	—	29	29	—	149	149

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at September 30, 2018 and December 31, 2017, we have no financial instruments measured at fair values using inputs that are not based on observable market data (Level 3).  As at September 30, 2018 and December 31, 2017, there were no transfers into and out of Level 3 fair value measurements.

As at September 30, 2018 and December 31, 2017, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions	Fair Value Hierarchy
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero-coupon rates plus counterparties’ credit spread.	Level 3
Fixed Rate Loans: U.S. dollar notes	Quoted market price.	Level 1
Investment in debt securities	Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.	Level 1 Level 3
Other loans in all other currencies

Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and PDST-R2 rates for similar types of loans plus PLDT’s credit spread.(1)

Level 3
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.	Level 2

(1)	Effective October 29, 2018, PHP BVAL Reference Rate replaced PDST Reference Rates (PDST-RI and PDST-R2).

Derivative Financial Instruments:

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps:  The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

The valuation techniques considered various inputs including the credit quality of counterparties.

Financial assets at FVPL and available-for-sale financial investments:  Fair values of financial assets at FVPL and available-for-sale financial investments, which consist of listed shares, were determined using quoted prices.  For available-for-sale financial investments where there is no active market and fair value cannot be determined, investments are carried at cost less any accumulated impairment losses.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges.  Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions.  Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement.  For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

As at September 30, 2018 and December 31, 2017, we have taken into account the counterparties’ credit risks (for derivative assets) and our own non-performance risk (for derivative liabilities) and have included a credit or debit valuation adjustment, as appropriate, by assessing the maximum credit exposure and taking into account market-based inputs which considers the risk of default occurring and corresponding losses once the default event occurs.  The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

The table below sets out the information about our consolidated derivative financial instruments as at September 30, 2018 and December 31, 2017:

								September 30, 2018		December 31, 2017
								(Unaudited)		(Audited)
	Original Notional Amount		Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark- to- market Gains (Losses) in Php	Notional Amount	Net Mark- to- market Gains (Losses) in Php
	(in millions)			(in millions)			(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	US$262		2001 and 2002	300 Notes 2017	March 6, 2017	3.42%	Php49.85	—	—	—	—
Forward foreign exchange contracts	US$34		Various dates in 2017	U.S. dollar liabilities	Various dates in 2017	—	Php50.18	—	—	—	—
	US$56		Various dates in 2017	U.S. dollar liabilities	Various dates in 2018	—	Php50.77	—	—	US$56	(39)
	US$58		Various dates in 2018	U.S. dollar liabilities	Various dates in 2018	—	Php52.56	US$5	5	—	—
	US$13		Various dates in 2018	U.S. dollar liabilities	Various dates in January 2019 and February 2019	—	Php53.92
	EUR9		Various dates in August 2018	EUR assets	December 14, 2018	—	US$1.17	EUR9	—	—	—
	EUR11		Various dates in 2018	EUR assets	December 14, 2018	—	Php62.95	EUR11	(7)	—	—
Foreign exchange options	EUR36	(a)	Various dates in 2018	EUR assets	Various dates in November 2018 and December 2018	—	EUR1.161	EUR36	1	—	—
							EUR1.185

Forward foreign exchange contracts	US$91		Various dates in 2016 and 2017	U.S. dollar liabilities	Various dates in 2017	—	Php49.54	—	—	—	—
	US$117		Various dates in 2017 and 2018	U.S. dollar liabilities	Various dates in 2018	—	Php52.08	US$12	14	US$46	(49)
	US$3		October 2018	2014 Mizuho US$50M Loan Facility	November 14, 2018	—	Php53.95
	US$25		October and November 2018	U.S. dollar liabilities	Various dates in 2019	—	Php54.03
Foreign exchange options	US$59	(b)	Various dates in 2016 and 2017	U.S. dollar liabilities	Various dates in 2017	—	Php49.60	—	—	—	—
							Php50.30
							Php51.24
	US$4	(c)	Various dates in 2017 and 2018	U.S. dollar liabilities	Various dates in 2018	—	Php50.64	—	—	US$3	(2)
							Php51.58
							Php52.48
DMPI
Interest rate swaps	US$54		October 7, 2008	59 loan facility	March 31, 2017	3.88%	—	—	—	—	—
	US$47		October 7, 2008	51 loan facility	June 30, 2017	3.97%	—	—	—	—	—
									13		(90)
Transactions designated as hedges:
PLDT
Interest rate swaps(d)	US$30		January 23, 2015	150 term loan	March 7, 2017	2.11%	—	—	—	—	—
	US$240		Various dates in 2013 and 2015	300 term loan	January 16, 2018	2.17%	—	—	—	US$33	2

							September 30, 2018		December 31, 2017
							(Unaudited)		(Audited)
	Original Notional Amount	Trade Date	Underlying Transaction in U.S. Dollar	Termination Date	Weighted Average Hedge Cost	Weighted Average Foreign Exchange Rate	Notional Amount	Net Mark- to- market Gains (Losses) in Php	Notional Amount	Net Mark- to- market Gains (Losses) in Php
	(in millions)		(in millions)			(in millions)
	US$100	August 2014	100 PNB	August 11, 2020	3.46%	—	US$96	85	US$97	5
	US$50	September 2014	50 Metrobank	September 2, 2020	3.47%	—	US$48	41	US$49	—
	US$150	April and June 2015	200 term loan	February 25, 2022	2.70%	—	US$79	94	US$150	26
Long-term currency swaps(e)	US$140	October 2015 to June 2016	300 term loan	January 16, 2018	2.20%	Php46.67	—	—	US$31	88
	US$4	January 2017	100 PNB	August 11, 2020	1.01%	Php49.79	US$2	10	US$3	2
	US$6	April and June 2017	200 MUFG Bank, Ltd.	August 26, 2019	1.63%	Php49.51	US$3	14	US$6	—
	US$2	January 2018	200 MUFG Bank, Ltd.	August 26, 2019	1.59%	Php49.86	US$1	4	—	—

	US$6	February 2018	200 MUFG Bank, Ltd.	February 26, 2020	1.82%	Php51.27	US$5	14	—	—
Smart
Interest rate swaps(f)	US$44	May 16, 2013	50 Bank of Tokyo	May 30, 2017	1.77%	—	—	—	—	—
	US$110	Various dates in 2013 and 2014	120 term loan	June 20, 2018	2.22%	—	—	—	US$15	3
	US$85	Various dates in 2014 and 2015	100 Bank of Tokyo	March 7, 2019	2.23%	—	US$10	3	US$29	8
	US$50	October 2, 2014	50 Mizuho	May 14, 2019	2.58%	—	US$11	5	US$17	4
	US$200	Various dates in 2015	200 Mizuho	March 4, 2020	2.10%	—	US$67	55	US$111	51
	US$30	February 2016	100 Mizuho	December 7, 2021	2.03%	—	US$21	38	US$24	23
Long-term currency swaps(g)	US$100	Various dates in 2015	200 Mizuho	March 5, 2018	2.21%	Php46.66	—	—	US$20	58
	US$45	Various dates in 2016	100 Mizuho	December 7, 2018	1.93%	Php46.55	US$9	65	US$18	58
	US$11	Various dates in 2017	80 CBC	May 31, 2018	1.28%	Php49.66	—	—	US$4	1
	US$14	Various dates in 2017 and 2018	100 Mizuho	December 7, 2020	1.59%	Php50.59	US$14	49	US$8	(2)
	US$10	Various dates in 2018	200 Mizuho	March 4, 2020	1.96%	Php51.77	US$8	18	—	—
								495		327
								508		237
(a)

If the EUR to U.S. dollar spot exchange rate on the fixing date settles below €1.161, PLDT will sell the EUR at €1.161.  However, if on the fixing date, the exchange rate settles between the €1.161 and €1.185, there will be no settlement by PLDT, and if the exchange rate is above €1.185, PLDT will sell the EUR at €1.185.

(b)

If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php50.30 to Php51.24, Smart will purchase the U.S. dollar for Php50.30.  However, if on maturity, the exchange rate settles above Php51.24, Smart will purchase the U.S. dollar for Php50.30 plus the excess above Php51.24, and if the exchange rate is lower than Php50.30, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php49.60.

(c)

If the Philippine peso to U.S. dollar spot exchange rate on the maturity date settles between Php51.58 to Php52.48, Smart will purchase the U.S. dollar for Php51.58.  However, if on maturity, the exchange rate settles above Php52.48, Smart will purchase the U.S. dollar for Php51.58 plus the excess above Php52.48, and if the exchange rate is lower than Php51.58, Smart will purchase the U.S. dollar at the prevailing Philippine peso to U.S. dollar spot exchange rate, subject to a floor of Php50.64.

(d)

PLDT’s interest rate swap agreements outstanding as at September 30, 2018 and December 31, 2017 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php216 million and losses amounting to Php44 million were recognized in our consolidated statements of other comprehensive income as at September 30, 2018 and December 31, 2017, respectively.  Interest accrual on the interest rate swaps amounting to Php6 million and Php11 million were recorded as at September 30, 2018 and December 31, 2017, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the nine months ended September 30, 2018 and 2017.

(e)

PLDT’s long-term principal only-currency swap agreements entered into in 2015 to 2017 were designated as cash flow hedges, wherein effective portion of the movements in the fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php43 million and Php108 million were recognized in our consolidated statements of other comprehensive income as at September 30, 2018 and December 31, 2017, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php1 million and Php18 million were recognized as at September 30, 2018 and December 31, 2017, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The ineffective portion of the movements in the fair value amounting to Php1 million and Php3 million were recognized in our consolidated income statements for the nine months ended September 30, 2018 and 2017, respectively.

(f)

Smart’s interest rate swap agreements outstanding as at September 30, 2018 and December 31, 2017 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php90 million and Php85 million were recognized in our consolidated statements of other comprehensive income as at September 30, 2018 and December 31, 2017, respectively.  Reduction on interest arising from the interest rate swaps amounted to Php11 million and Php4 million as at September 30, 2018 and December 31, 2017, respectively.  There were no ineffective portion in the fair value recognized in our consolidated income statements for the nine months ended September 30, 2018 and 2017.

(g)

Smart’s long-term principal only-currency swap agreements outstanding as at September 30, 2018 and December 31, 2017 were designated as cash flow hedges, wherein the effective portion of the movements in fair value is recognized in our consolidated statements of other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statements.  The mark-to-market gains amounting to Php144 million and Php124 million were recognized in our consolidated statements of other comprehensive income as at September 30, 2018 and December 31, 2017, respectively.  Hedge cost accrual on the long-term principal only-currency swaps amounting to Php12 million and Php9 million were recognized as at September 30, 2018 and December 31, 2017, respectively.  The amounts recognized as other comprehensive income are transferred to profit or loss when the hedged loan is revalued for changes in the foreign exchange rate.  The ineffective portions of the movements in the fair value amounting to Php2 million and Php5 million was recognized in our consolidated income statements for the nine months ended September 30, 2018 and 2017, respectively.

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Presented as:
Noncurrent assets	235	215
Current assets	302	171
Noncurrent liabilities	—	(8)
Current liabilities	(29)	(141)
Net assets	508	237

Movements of our consolidated mark-to-market gains for the nine months ended September 30, 2018 and for the year ended December 31, 2017 are summarized as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market gains at beginning of the period	237	514
Gains on derivative financial instruments (Note 4)	1,091	724
Effective portion recognized in the profit or loss for the cash flow hedges	17	(55)
Net fair value losses on cash flow hedges charged to other comprehensive income	(132)	(411)
Settlements, interest expense and others	(705)	(535)
Net mark-to-market gains at end of the period	508	237

Our consolidated analysis of gains on derivative financial instruments for the nine months ended September 30, 2018 and 2017 are as follows:

	September 30,
	2018	2017
	(Unaudited)
	(in million pesos)
Gains on derivative financial instruments (Note 4)	1,091	818
Hedge costs	(38)	(168)
Net gains on derivative financial instruments (Note 5)	1,053	650

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.  The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets.  Our Board of Directors reviews and approves policies for managing each of these risks.  Our policies for managing these risks are summarized below.  We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial requirements, working capital requirements and planned capital expenditures will not be met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations.  To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives.  These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime.  We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates and managed funds.  We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels.  Our investments are also subject to certain restrictions contained in our debt covenants.  Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

Our cash position remains sufficient to support our planned capital expenditure requirements and service our debt and financing obligations; however, we may be required to finance a portion of our future capital expenditures from external financing sources.  We have cash and cash equivalents, and short-term investments amounting to Php45,205 million and Php4,846 million, respectively, as at September 30, 2018, which we can use to meet our short-term liquidity needs.  See Note 15 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at September 30, 2018 and December 31, 2017:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
September 30, 2018 (Unaudited)
Financial assets at amortized cost:	109,916	107,089	2,179	346	302
Other financial assets	9,552	6,875	2,029	346	302
Debt instruments at amortized cost	150	—	150	—	—
Cash equivalents	37,528	37,528	—	—	—
Short-term investments	4,846	4,846	—	—	—
Retail subscribers	19,692	19,692	—	—	—
Corporate subscribers	9,896	9,896	—	—	—
Foreign administrations	4,428	4,428	—	—	—
Domestic carriers	378	378	—	—	—
Dealers, agents and others	19,959	19,959	—	—	—
Contract assets	3,487	3,487	—	—	—
Financial assets at FVPL	6,733	—	—	—	6,733
Financial assets at FVOCI	4,319	1,548	2,771	—	—
Total	120,968	108,637	4,950	346	7,035

December 31, 2017 (Audited)
Loans and receivables:	96,891	82,814	11,175	2,739	163
Advances and other noncurrent assets	20,901	6,824	11,175	2,739	163
Cash equivalents	26,554	26,554	—	—	—
Short-term investments	1,074	1,074	—	—	—
Investment in debt securities and other long-term investments	100	100	—	—	—
Retail subscribers	17,961	17,961	—	—	—
Corporate subscribers	9,641	9,641	—	—	—
Foreign administrations	6,517	6,517	—	—	—
Domestic carriers	457	457	—	—	—
Dealers, agents and others	13,686	13,686	—	—	—
HTM investments:	150	—	150	—	—
Investment in debt securities and other long-term investments	150	—	150	—	—
Available-for-sale financial investments	15,165	—	—	—	15,165
Total	112,206	82,814	11,325	2,739	15,328

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at September 30, 2018 and December 31, 2017:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
September 30, 2018 (Unaudited)
Debt(1):	223,523	7,507	79,604	35,397	101,015
Principal	179,678	7,159	57,018	25,380	90,121
Interest	43,845	348	22,586	10,017	10,894
Lease obligations:	21,864	12,071	3,902	2,583	3,308
Operating lease	21,864	12,071	3,902	2,583	3,308
Other obligations:	132,177	128,072	2,069	25	2,011
Derivative financial liabilities(2):	13	13	—	—	—
Long-term currency swap	13	13	—	—	—
Various trade and other obligations:	132,164	128,059	2,069	25	2,011
Suppliers and contractors	59,931	58,544	1,386	1	—
Utilities and related expenses	48,023	47,881	142	—	—
Liability from redemption of preferred shares	7,863	7,863	—	—	—
Employee benefits	7,564	7,564	—	—	—
Customers’ deposits	2,465	—	429	24	2,011
Carriers and other customers	1,731	1,731	—	—	—
Dividends	1,649	1,649	—	—	—
Contract liabilities	168	168	—	—	—
Others	2,771	2,659	112	—	—
Total contractual obligations	377,564	147,650	85,575	38,005	106,334

December 31, 2017 (Audited)
Debt(1):	213,597	3,285	70,552	48,958	90,802
Principal	173,136	3,251	51,254	37,925	80,706
Interest	40,461	34	19,298	11,033	10,096
Lease obligations:	20,666	11,871	3,851	2,266	2,678
Operating lease	20,666	11,871	3,851	2,266	2,678
Other obligations:	128,729	120,556	5,907	264	2,002
Derivative financial liabilities(2):	111	85	26	—	—
Forward foreign exchange contracts	56	56	—	—	—
Long-term currency swap	35	27	8	—	—
Interest rate swap	18	—	18	—	—
Long-term foreign currency options	2	2	—	—	—
Various trade and other obligations:	128,618	120,471	5,881	264	2,002
Suppliers and contractors	59,776	54,196	5,339	241	—
Utilities and related expenses	44,007	43,984	22	1	—
Liability from redemption of preferred shares	7,870	7,870	—	—	—
Employee benefits	6,573	6,573	—	—	—
Customers’ deposits	2,443	—	419	22	2,002
Carriers and other customers	2,083	2,083	—	—	—
Dividends	1,575	1,575	—	—	—
Others	4,291	4,190	101	—	—
Total contractual obligations	362,992	135,712	80,310	51,488	95,482

(1)	Consists of long-term debt, including current portion; gross of unamortized debt discount and debt issuance costs.
(2)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment.  These lease contracts are subject to certain escalation clauses.

Our consolidated future minimum lease commitments payable with non-cancellable operating leases as at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	12,164	11,945
After one year but not more than five years	6,392	6,043
More than five years	3,308	2,678
Total	21,864	20,666

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements.  Total obligations under these various agreements amounted to approximately Php132,164 million and Php128,618 million as at September 30, 2018 and December 31, 2017, respectively.  See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to nil and Php88 million as at September 30, 2018 and December 31, 2017, respectively.  These commitments will expire within one year.  See Note 10 – Investments in Associates and Joint Ventures – Investments of PLDT in VTI, Bow Arken and Brightshare.

Collateral

We have not made any pledges as collateral with respect to our financial liabilities as at September 30, 2018 and December 31, 2017.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period.  The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency liabilities.  While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, a substantial portion of our capital expenditures, a portion of our indebtedness and related interest expense and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.  As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues.  In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows.  We use forward foreign exchange purchase contracts, currency swap contracts and currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans.  We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized in our consolidated other comprehensive income until the hedged transaction affects our consolidated income statement or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the period.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at September 30, 2018 and December 31, 2017:

	September 30, 2018		December 31, 2017
	(Unaudited)		(Audited)
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets – net of current portion	4	235	4	215
Other financial assets – net of current portion	—	2	—	2
Total noncurrent financial assets	4	237	4	217
Current Financial Assets
Cash and cash equivalents	602	32,571	440	21,988
Short-term investments	84	4,562	2	75
Trade and other receivables – net	223	12,058	218	10,893
Current portion of derivative financial assets	6	302	3	171
Current portion of investment in debt securities and other long-term investments	—	—	2	100
Current portion of other financial assets	—	12	—	9
Total current financial assets	915	49,505	665	33,236
Total Financial Assets	919	49,742	669	33,453
Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	344	18,601	446	22,285
Derivative financial liabilities – net of current portion	—	—	—	8
Other noncurrent liabilities	—	9	—	11
Total noncurrent financial liabilities	344	18,610	446	22,304
Current Financial Liabilities
Accounts payable	332	17,954	233	11,670
Accrued expenses and other current liabilities	159	8,623	166	8,314
Current portion of interest-bearing financial liabilities	117	6,356	259	12,922
Current portion of derivative financial liabilities	—	29	3	141
Total current financial liabilities	608	32,962	661	33,047
Total Financial Liabilities	952	51,572	1,107	55,351

(1)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php54.10 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at September 30, 2018.

(2)

The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php49.96 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2017.

As at November 7, 2018, the Philippine peso-U.S. dollar exchange rate was Php52.99 to US$1.00.  Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php37 million as at September 30, 2018.

Approximately 14% and 20% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at September 30, 2018 and December 31, 2017, respectively.  Our consolidated foreign currency-denominated debt decreased to Php24,841 million as at September 30, 2018 from Php35,032 million as at December 31, 2017.  See Note 20 – Interest-bearing Financial Liabilities.  The aggregate notional amount of our consolidated outstanding long-term principal only-currency swap contracts were US$41 million and US$90 million as at September 30, 2018 and December 31, 2017, respectively.  Consequently, the unhedged portion of our consolidated debt amounts was approximately 13% (or 8%, net of our consolidated U.S. dollar cash balances allocated for debt) and 16% (or 8%, net of our consolidated U.S. dollar cash balances allocated for debt) as at September 30, 2018 and December 31, 2017, respectively.

Approximately, 15% of our consolidated revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the nine months ended September 30, 2018 as compared with approximately 16% for the nine months ended September 30, 2017.  Approximately, 9% of our consolidated expenses were denominated in U.S. dollars and/or linked to the U.S. dollar for the nine months ended September 30, 2018 and 2017.  In this respect, the higher weighted average exchange rate of the Philippine peso against the U.S. dollar increased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.  In view of the anticipated continued decline in dollar-denominated/dollar-linked revenues, which provide a natural hedge against our foreign currency exposure, we are progressively refinancing our dollar-denominated debts in Philippine pesos.

The Philippine peso depreciated by 8.29% against the U.S. dollar to Php54.10 to US$1.00 as at September 30, 2018 from Php49.96 to US$1.00 as at December 31, 2017.  As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php891 million and Php787 million for the nine months ended September 30, 2018 and 2017, respectively.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until December 31, 2018.  Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 0.74% as compared to the exchange rate of Php54.10 to US$1.00 as at September 30, 2018.  If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 0.74% as at September 30, 2018, with all other variables held constant, profit after tax for the nine months ended September 30, 2018 would have been approximately Php13 million lower/higher and our consolidated stockholders’ equity as at September 30, 2018 would have been approximately Php5 million lower/higher, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts.  We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets.  Based on our assessment, new financing will be priced either on a fixed or floating rate basis.  We enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.  We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at September 30, 2018 and December 31, 2017.  Financial instruments that are not subject to interest rate risk were not included in the table.

As at September 30, 2018 (Unaudited)

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Debt Instruments at Amortized Cost
U.S. Dollar	—	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	3	—	—	—	3	150	—	150	3	146
Interest rate	—	4.8371%	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	25	—	—	—	—	25	1,366	—	1,366	25	1,366
Interest rate	0.0100% to 1.0000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	64	—	—	—	—	64	3,480	—	3,480	64	3,480
Interest rate	0.05000% to 3.7500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	—	—	—	—	—	—	5	—	5	—	5
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	534	—	—	—	—	534	28,879	—	28,879	534	28,879
Interest rate	0.8750% to 3.9000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	160	—	—	—	—	160	8,649	—	8,649	160	8,649
Interest rate	0.1250% to 4.2000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	—	—	—	—	—	—	—	—	—	—	—
Interest rate	0.0750%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	21	—	—	—	—	21	1,125	—	1,125	21	1,125
Interest rate	2.1000% to 2.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	28	—	28	—	28
Interest rate	1.7500% to 3.5000%	—	—	—	—	—	—	—	—	—	—
Other Currencies	68	—	—	—	—	68	3,693	—	3,693	68	3,693
Interest rate	0.0750%	—	—	—	—	—	—	—	—	—	—
	872	3	—	—	—	875	47,375	—	47,375	875	47,371

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	4	15	7	4	—	30	1,633	2	1,631	30	1,636
Interest rate	1.4100%	2.8850%	2.8850%	2.8850%	—	—	—	—	—	—	—
Philippine Peso	106	221	332	404	1,526	2,589	140,061	292	139,769	2,243	121,357
Interest rate	5.3938 to 5.6038%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9000% to 6.7339%	3.9000% to 6.7339%	—	—	—	—	—	—
Variable Rate
U.S. Dollar Loans	22	287	38	59	25	431	23,324	114	23,210	431	23,324
Interest rate	0.9500% to 1.1000% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 1.4500% over LIBOR	0.7900% to 1.0500% over LIBOR	1.0500% over LIBOR	—	—	—	—	—	—
Philippine Peso	—	5	149	2	115	271	14,660	47	14,613	271	14,660
Interest rate*	—	0.5000% to 1.0000% over PDST-R2	0.5000% to 1.0000% over PDST-R2	0.5000% to 0.6000% over PDST-R2	0.5000% to 0.6000% over PDST-R2	—	—	—	—	—	—
	132	528	526	469	1,666	3,321	179,678	455	179,223	2,975	160,977

*Effective October 29, 2018, PHP BVAL Reference Rate replaced PDST Reference Rates (PDST-R1 and PDST-R2).

As at December 31, 2017 (Audited)

	In U.S. Dollars							Discount/		Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php	Debt Issuance Cost In Php	Carrying Value In Php	In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	2	—	—	—	—	2	100	—	100	2	100
Interest rate	3.5000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	3	—	—	3	150	—	150	3	151
Interest rate	—	—	4.8371%	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	29	—	—	—	—	29	1,465	—	1,465	29	1,465
Interest rate	0.0100% to 0.2500%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	89	—	—	—	—	89	4,468	—	4,468	89	4,468
Interest rate	0.05000% to 1.2500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	—	—	—	—	—	—	9	—	9	—	9
Interest rate	0.1000% to 0.5000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	402	—	—	—	—	402	20,063	—	20,063	402	20,063
Interest rate	0.2500% to 2.1000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	130	—	—	—	—	130	6,491	—	6,491	130	6,491
Interest rate	0.1250% to 4.3250%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	22	—	—	—	—	22	1,074	—	1,074	22	1,074
Interest rate	2.1000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—	—
	674	—	3	—	—	677	33,820	—	33,820	677	33,821

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Fixed Loans	5	37	8	11	—	61	3,050	6	3,044	62	3,104
Interest rate	1.4100%	1.4100% to 2.8850%	2. 8850%	2.8850%	—	—	—	—	—	—	—
Philippine Peso	—	333	81	618	1,565	2,597	129,733	335	129,398	2,450	122,418
Interest rate	—	3.9000% to 6.4044%	3.9000% to 6.4044%	3.9000% to 6.4044%	3.9000% to 6.4044%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	60	266	203	65	50	644	32,158	170	31,988	644	32,158
Interest rate	1.2000% to 1.6000% over LIBOR	US$LIBOR + 0.7900% to 1.4500%	US$LIBOR + 0.7900% to 1.4500%	US$LIBOR + 0.7900% to 0.9500%	US$LIBOR + 1.0500%	—	—	—	—	—	—
Philippine Peso	—	3	95	66	—	164	8,195	14	8,181	164	8,195
Interest rate	—	1.0000% over PDST-R2	1.0000% over PDST-R2	1.0000% over PDST-R2	—	—	—	—	—	—	—
	65	639	387	760	1,615	3,466	173,136	525	172,611	3,320	165,875

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months.  Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Approximately 21% and 23% of our consolidated debts were variable rate debts as at September 30, 2018 and December 31, 2017, respectively.  Our consolidated variable rate debt decreased to Php37,984 million as at September 30, 2018 from Php40,353 million as at December 31, 2017.  Considering the aggregate notional amount of our consolidated outstanding long-term interest rate swap contracts of US$332 million and US$525 million as at September 30, 2018 and December 31, 2017, respectively, approximately 89% and 92% of our consolidated debts were fixed as at September 30, 2018 and December 31, 2017, respectively.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until December 31, 2018.  Our outlook is that the U.S. dollar and Philippine peso interest rates may move 25 basis points, or bps, and 70 bps higher/lower, respectively, as compared to levels as at September 30, 2018.  If U.S. dollar interest rates had been 25 bps higher/lower as compared to market levels as at September 30, 2018, with all other variables held constant, profit after tax for the nine months ended September 30, 2018 and our consolidated stockholders’ equity as at September 30, 2018 would have been approximately Php3 million and Php30 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.  If Philippine peso interest rates had been 70 bps higher/lower as compared to market levels as at September 30, 2018, with all other variables held constant, profit after tax for the nine months ended September 30, 2018 and our consolidated stockholders’ equity as at September 30, 2018 would have been approximately Php5 million Php7 million, respectively, lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations.  We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties.  It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties.  Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity.  Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statements of financial position, including derivative financial instruments as at September 30, 2018 and December 31, 2017:

	September 30, 2018 (Unaudited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Financial assets at amortized cost:
Other financial assets	9,330	—	9,330
Debt instruments at amortized cost	150	—	150
Cash and cash equivalents	45,206	175	45,031
Short-term investments	4,846	—	4,846
Retail subscribers	10,863	54	10,809
Corporate subscribers	5,711	278	5,433
Foreign administrations	3,443	—	3,443
Domestic carriers	304	—	304
Dealers, agents and others	18,638	1	18,637
Contract assets	3,487	—	3,487
Financial assets at FVPL:
Financial assets at FVPL	6,733	—	6,733
Forward foreign exchange contracts	19	—	19
Financial assets at FVOCI:
Financial assets at FVOCI	4,319	—	4,319
Interest rate swap	331	—	331
Long-term currency swap	103	—	103
Currency swaps	84	—	84
Total	113,567	508	113,059

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at September 30, 2018.

	December 31, 2017 (Audited)
	Gross Maximum Exposure	Collateral and Other Credit Enhancements*	Net Maximum Exposure
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	20,679	—	20,679
Cash and cash equivalents	32,905	235	32,670
Short-term investments	1,074	—	1,074
Investment in debt securities and other long-term investments	100	—	100
Retail subscribers	9,183	48	9,135
Corporate subscribers	6,337	220	6,117
Foreign administrations	5,579	—	5,579
Domestic carriers	382	—	382
Dealers, agents and others	12,280	1	12,279
HTM investments:
Investment in debt securities and other long-term investments	150	—	150
Available-for-sale financial investments	15,165	—	15,165
Derivatives used for hedging:
Long-term currency swap	240	—	240
Interest rate swap	146	—	146
Total	104,220	504	103,716

*	Includes bank insurance, security deposits and customer deposits. We have no collateral held as at December 31, 2017.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at September 30, 2018 and December 31, 2017:

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
September 30, 2018 (Unaudited)
Financial assets at amortized cost:	117,594	73,602	10,696	17,680	15,616
Other financial assets	9,552	8,096	1,231	3	222
Debt instruments at amortized cost	150	150	—	—	—
Cash and cash equivalents	45,206	45,031	175	—	—
Short-term investments	4,846	4,846	—	—	—
Retail subscribers	19,692	4,278	4,144	2,441	8,829
Corporate subscribers	9,896	2,639	1,506	1,566	4,185
Foreign administrations	4,428	750	921	1,772	985
Domestic carriers	378	8	53	243	74
Dealers, agents and others	19,959	4,317	2,666	11,655	1,321
Contract assets	3,487	3,487	—	—	—
Financial assets at FVPL:	6,752	6,643	109	—	—
Financial assets at FVPL	6,733	6,624	109	—	—
Forward foreign exchange contracts	19	19	—	—	—
Financial assets at FVOCI:	4,837	4,837	—	—	—
Financial assets at FVOCI	4,319	4,319	—	—	—
Interest rate swap	331	331	—	—	—
Long-term currency swap	103	103	—	—	—
Currency swaps	84	84	—	—	—
Total	129,183	85,082	10,805	17,680	15,616

(1)

This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)

This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

		Neither past due nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
December 31, 2017 (Audited)
Loans and receivables:	103,242	67,644	9,847	11,028	14,723
Advances and other noncurrent assets	20,901	19,202	1,474	3	222
Cash and cash equivalents	32,905	32,705	200	—	—
Short-term investments	1,074	1,074	—	—	—
Investment in debt securities and other long-term investments	100	100	—	—	—
Retail subscribers	17,961	2,984	4,919	1,280	8,778
Corporate subscribers	9,641	2,035	2,233	2,069	3,304
Foreign administrations	6,517	838	872	3,869	938
Domestic carriers	457	76	73	233	75
Dealers, agents and others	13,686	8,630	76	3,574	1,406
HTM investments:	150	150	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—
Available-for-sale financial investments	15,165	15,079	86	—	—
Derivatives used for hedging:	386	386	—	—	—
Long-term currency swap	240	240	—	—	—
Interest rate swap	146	146	—	—	—
Total	118,943	83,259	9,933	11,028	14,723

(1)

This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)

This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

The aging analysis of past due but not impaired class of financial assets as at September 30, 2018 and December 31, 2017 are as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
September 30, 2018 (Unaudited)
Financial assets at amortized cost:	117,594	84,298	3,443	1,827	12,410	15,616
Other financial assets	9,552	9,327	—	—	3	222
Debt instruments at amortized cost	150	150	—	—	—	—
Cash and cash equivalents	45,206	45,206	—	—	—	—
Short-term investments	4,846	4,846	—	—	—	—
Retail subscribers	19,692	8,422	1,795	64	582	8,829
Corporate subscribers	9,896	4,145	428	155	983	4,185
Foreign administrations	4,428	1,671	249	229	1,294	985
Domestic carriers	378	61	103	22	118	74
Dealers, agents and others	19,959	6,983	868	1,357	9,430	1,321
Contract assets	3,487	3,487	—	—	—	—
Financial instruments at FVPL:	6,752	6,752	—	—	—	—
Financial assets as FVPL	6,733	6,733	—	—	—	—
Forward foreign exchange contracts	19	19	—	—	—	—
Financial assets at FVOCI:	4,837	4,837	—	—	—	—
Financial assets as FVOCI	4,319	4,319	—	—	—	—
Interest rate swap	331	331	—	—	—	—
Long-term currency swap	103	103	—	—	—	—
Currency swaps	84	84	—	—	—	—
Total	129,183	95,887	3,443	1,827	12,410	15,616

December 31, 2017 (Audited)
Loans and receivables:	103,242	77,491	3,261	703	7,064	14,723
Advances and other noncurrent assets	20,901	20,676	—	—	3	222
Cash and cash equivalents	32,905	32,905	—	—	—	—
Short-term investments	1,074	1,074	—	—	—	—
Investment in debt securities and other long-term investments	100	100	—	—	—	—
Retail subscribers	17,961	7,903	927	20	333	8,778
Corporate subscribers	9,641	4,268	724	267	1,078	3,304
Foreign administrations	6,517	1,710	646	217	3,006	938
Domestic carriers	457	149	84	53	96	75
Dealers, agents and others	13,686	8,706	880	146	2,548	1,406
HTM investments:	150	150	—	—	—	—
Investment in debt securities and other long-term investments	150	150	—	—	—	—
Available-for-sale financial investments	15,165	15,165	—	—	—	—
Derivatives used for hedging:	386	386	—	—	—	—
Long-term currency swap	240	240	—	—	—	—
Interest rate swap	146	146	—	—	—	—
Total	118,943	93,192	3,261	703	7,064	14,723

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract.  Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis.  Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows.  We also recognize an impairment for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber.  The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment.  Allowances are evaluated at each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment.  Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired.  The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares.  Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas.  On August 5, 2014, the PLDT Board of Directors approved an amendment to our dividend policy, increasing the dividend payout rate to 75% from 70% of our core EPS as regular dividends, although we amended our dividend policy to reduce the regular dividend payout to 60% of core EPS in 2016.  In declaring dividends, we take into consideration the interest of our shareholders, as well as our working capital, capital expenditures and debt servicing requirements.  The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.

However, in view of our elevated capital expenditures to build-out a robust, superior network to support the continued growth of data traffic, plans to invest in new adjacent businesses that will complement the current business and provide future sources of profits and dividends, and management of our cash and gearing levels, the PLDT Board of Directors approved on August 2, 2016, the amendment of our dividend policy, reducing the regular dividend payout to 60% of core EPS.  As part of the dividend policy, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks.  Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

Some of our debt instruments contain covenants that impose maximum leverage ratios.  In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

No changes were made in our objectives, policies or processes for managing capital during the nine months ended September 30, 2018 and 2017.

28.	Notes to the Statement of Cash Flows

The following table shows the changes in liabilities arising from financing activities:

	January 1,		Foreign exchange		September 30, 2018
	2018	Cash flows	movement	Others	(Unaudited)
	(in million pesos)
Interest-bearing financial liabilities (Note 20)	172,611	4,004	2,425	183	179,223
Long-term financing for capital expenditures (Note 21)	5,580	—	—	(4,193)	1,387
Dividends	1,575	(13,798)	—	13,872	1,649
	179,766	(9,794)	2,425	9,862	182,259

Others include the effect of accretion of long-term borrowings, effect of accrued but not yet paid interest on interest-bearing loans and borrowings and accrual of dividends that were not yet paid at the end of the period.